

06012955

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REGISTRANT'S NAME	Renewable Energy Corporation ASA
*CURRENT ADDRESS	REC Group
	Veritasveien 14
	N-1323 Høvik Norway
**FORMER NAME	
**NEW ADDRESS	

FILE NO. 82- 34968 FISCAL YEAR 12/31/05

• Complete for initial submissions only •• Please note name and address changes

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DAT : 5/1/06






Growing the
potential of the sun

Annual report 2005



Wafers



Cells

Modules

Systems





Terms and expressions

BRICK [illegible]

CRUCIBLE A quartz vessel used to melt and [illegible] crystallization of polysilicon in production of multi- and monocrystalline silicon ingots.

CRYSTAL Solid material with a regular periodic arrangement of atoms or molecules throughout [illegible]

CRYSTALLIZATION The key process in the production of silicon ingots. For multicrystalline ingots the crystallization starts from the bottom of the crucible and proceeds towards the top. It is gradually cooled (directional solidification) under strict temperature and atmosphere control. In the production of monocrystalline ingots, a seed is lowered into the melt and subsequently pulled upwards to enable it to grow and form a single crystal.

[illegible] Square decimeter. Measurement typically used to quantify wafer production volumes.

EJ (EXA JOULE) Unit of energy, 10^{18} joules, often used as unit of measure for world annual energy use.

ELECTRONIC GRADE SILICON (EG) Silicon with a purity of between 99.9999999 percent to 99.999999999 percent (9N to 11N purity).

FEED-IN TARIFF Subsidy scheme where the owners of solar power systems receive a guaranteed, fixed price from electricity utilities companies for the electricity fed into the grid.

FLUIDIZED BED REACTOR (FBR) TECHNOLOGY A process for deposition of silicon using a reactor (steel tube) where solid particles (silicon) are suspended in an upward gas flow (typically silane or trichlorosilane) inside a tailor-made chamber.

GRID-CONNECTED SYSTEM Solar power system connected to the electric grid.

IEA International Energy Agency.

INGOT The silicon piece created when polysilicon is melted and crystallized in a furnace. Typical size for multicrystalline ingots are 680 x 680 mm with a weight of 250-300 kg. Monocrystalline ingots are cylindrical with typical diameters between 150 mm and 200 mm and a weight of 40-60 kg.

kW (Kilowatt) A unit of power, 1 000 watts.

kWh (Kilowatt hour) A unit of energy equal to that expended by one kilowatt in one hour.

MONOCRYSTALLINE SILICON Processed silicon where all the material consists of only one crystal.

MULTICRYSTALLINE SILICON Processed silicon where the material consists of several small (typically 1-10 mm) crystal grains.

OFF-GRID SYSTEM Solar power system not connected to the electric grid. Normally used in areas where grid-connected electricity is unavailable.

PHOTON INTERNATIONAL German international industry publication covering the PV industry.

POLYSILICON Highly purified silicon used in the electronic and solar industry.

PHOTOVOLTAIC (PV) EFFECT The generation of electricity when radiant energy, such as sunlight, falls on the boundary between two different substances (e.g. two different semiconductors).

RENEWABLE ENERGY WORLD International industry publication covering, among other industries, the global PV industry.

SIEMENS REACTOR Conventional reactor used for deposition of silane on long silicon rods. Used by most manufacturers of polysilicon.

SILANE A compound gas consisting of hydrogen and silicon. An intermediate stage in the production of polysilicon.

SILICON The second most abundant element (after oxygen) in the earth's crust. The raw material for production of solar grade silicon as well as electronic grade silicon.

SILICON WAFER A thin slice of crystalline silicon used as the key component in a solar cell module.

SLURRY Cutting fluid used when sawing silicon bricks into wafers. Consists of silicon carbide and polyethylene glycol.

SOLARBUZZ An international solar energy market research and consulting company.

SOLAR CELL Semiconductor device that [illegible] electricity when exposed to sunlight. Normally [illegible] from silicon wafers.

SOLAR GRADE SILICON (SOG) Silicon with [illegible] 99.9999 percent to 99.999999 percent purity (6N to 8N purity).

SOLAR ENERGY Throughout this document the term solar energy refers to the generation of electricity based on the photovoltaic effect. In [illegible] literature, solar energy may also include additional technologies for converting solar radiation into electricity or heat.

SOLAR MODULE Interconnected solar cells [illegible] isolated and protected in transparent materials [illegible] protect against humidity, air and mechanical dam[age] Normally, solar modules are made with a glass [illegible] and aluminum frame.

THIN-FILM Photovoltaic technology where the generation of solar energy takes place in a thin film of semiconductor material assembled in s[illegible] layers. Conventional solar modules are made [illegible] wafers as the semiconductor material.

WIRE SAWING The process where crystallized [illegible] bricks are cut into thin wafers using a saw with a [illegible] of thin metal wires.

Wp (Watt peak) Power from solar cells is norm[ally] measured in watt when the solar cell is expose[d to] a standard sunlight irradiation (1000 W/sqm) ty[pically] during the peak time of a summer day.

MWp (Mega Watt peak or Million Watt peak). U[nit] of power. Used as output measure in the PV indu[stry] implying the potential peak effect produced by [illegible] produced solar cells.

µm Micrometer (micron) 10^{-6} m. Measurement unit typically used when describing the thickne[ss] of wafers.

REC HISTORY

REC was incorporated as a Norwegian private limited company in 1996 (originally named Fornybar Energi AS), focusing on investments in renewable energy, both in Norway and internationally. In September 2000, common shareholders in ScanWafer AS, SolEnergy AS and Fornybar Energi AS formed a new holding company, REC, with the intention of [be]coming the majority shareholder in ScanWafer AS and to invest in o[ther] activities within the renewable energy sector.

Milestones:

1994: ScanWafer AS established

1996: Fornybar Energi AS established

1997: ScanWafer AS started 2 MWp test production

1999: SolEnergy AS established

2000: Renewable Energy Corporation AS established

2002: Solar Grade Silicon LLC (SGS) established (joint venture with Advanced Silicon Materials LLC (ASiMI)/Komatsu Ltd.)

2002: SolEnergy AS acquired majority of SolarVision (PTY) Ltd

2003: ScanCell AS and ScanModule AB production started

200[illegible] SiTech AS acqui[red]

200[illegible] ASiMI and remaini[ng] shares in SGS acqui[red]

Company description

Key figures

REC Group

93% revenue growth

Renewable Energy Corporation (REC) is a significant player in the international solar energy industry. Our business is carried out in three divisions and covers the entire photovoltaic value chain.

[NOK MILL]	2005	2004
Revenues	2 454	1 270
EBITDA	830	141
EBITDA margin	34%	11%
EBIT	601	40
Net financial items	-78	-54
Profit/loss before tax and effect of convertible loans	523	-14
Fair value/foreign exchange effect of convertible loans	-493	6
Profit/loss before tax	30	-8

REC Silicon



REC Silicon produces solar grade polysilicon for the photovoltaic industry and electronic grade polysilicon and silane gas for the electronics industry at two facilities in the USA. REC Silicon is the world's largest dedicated producer of solar grade silicon.

34% share of gross revenue

[NOK MILL]	2005	2004
Revenues	1 018	339
EBITDA	413	26
EBITDA margin	41%	8%
Employees	480	175

REC Wafer



REC Wafer produces multicrystalline wafers for the solar cell industry at two production facilities in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Norway. REC Wafer is the world's largest producer of multicrystalline wafers.

53% share of gross revenue

[NOK MILL]	2005	2004
Revenues	1 596	884
EBITDA	417	149
EBITDA margin	26%	17%
Employees	410	316

REC Solar



REC Solar produces solar cells at its plant in Norway and solar cell modules at its facilities in Sweden. The division also comprises the small systems installation company Solar Vision (PTY) Ltd in South Africa

13% share of gross revenue

[NOK MILL]	2005	2004
Revenues	404	214
EBITDA	86	-9
EBITDA margin	21%	-4%
Employees	211	153

REC is a significant player in the international solar energy industry, well positioned both upstream and downstream in the industry value chain.

REC Silicon | REC Wafer | REC Solar

In 2005, we continued to pursue our ambitious expansion plans and recorded strong growth in revenues and profitability in all our three divisions – REC Silicon, REC Wafer and REC Solar.

Contents

01

It's readily available. It's clean. It's almost infinite. Every day, the sun gives us more than 10 000 times the energy the whole world consumes. This is why solar energy is destined to play a key role in securing the world's future need for clean energy. REC's ambition is to grow on this enormous potential and remain a leader in the fast-growing market for solar energy.


REC Group revenue development (NOK mill)
2800
2100
1400
700
0
01 02 03 04 05
Historical market growth of the PV market (MWp)
1600
1200
800
400
0
01 02 03 04 05
Source: Solarbuzz 2006

Highlights 2005

REC Group

93% growth in revenues

Revenues increased by 93 percent, to NOK 2 454 million, following strong growth across all three divisions. Since 2001, the compound annual growth rate has been 72 percent.

SiTech acquisition

In July 2005, SiTech AS became a 100 percent subsidiary of REC. The company is a stepping stone into the market for monocrystalline ingots and wafers for the REC Group



ASiMI acquisition

On 1 August 2005, REC acquired Advanced Silicon Materials LLC (ASiMI), in Butte, Montana. REC now operates two plants in the USA

Strategic investment

REC signed an agreement with Evergreen Solar, Inc. and Q-Cells AG to invest in their joint venture EverQ GmbH. This positions REC within the ribbon technology segment.

Key figures 2004–2005

(NOK MILL)	2005 IFRS	2004 IFRS
Revenues	2 454	1 270
EBITDA	830	141
EBITDA margin	34%	11%
EBIT	601	40
Net financial items	–78	–54
Profit/loss before tax and effect of convertible loans	523	–14
Fair value/foreign exchange effect of convertible loans	–493	6
Profit/loss before tax	30	–8



REC Silicon

New technology

Pilot production using REC's new proprietary Fluidized Bed Reactor technology took place in 2005 This new technology provides substantial reductions in investment and dramatic reductions in energy consumption

201% growth in revenues

Revenues tripled to NOK 1 018 milion, reflecting both organic growth and the acquisition of ASIMI and an increased stake in REC Solar Grade Silicon LLC (SGS)

150% production capacity increase

The acquisition of ASiMI has increased REC's production capacity by 150 percent.



REC Wafer

81% growth in revenues

Revenues grew by 81 percent to NOK 1 596 million. Of this. 72 percent was organic growth and the remainder a result of the acquisition of SiTech AS.

Capacity expansion 1

More equipment at the existing Herøya plant was put into operation. effectively more than doubling the production capacity.

Capacity expansion 2

Construction of a second wafer plant - by far the world's largest - was started at Herøya

REC Solar

89% all organic growth in revenues

Revenues grew by 89 percent to NOK 404 million. reflecting significant production and sales increases within both cells and modules.

156% growth in production of modules

Production capacity was tripled in module production by expanding facilities. building new production lines, adding more personnel and increasing the level of automation.

85% growth in production of cells

Cell production increased by 85 percent and production capacity was doubled as the full year effect of converting from small to larger cell sizes was realized





Letter from Erik Thorsen, president and CEO

Erik Thorsen joined REC in 2005. Prior to joining REC he was the CEO of TOMRA, an Oslo Stock Exchange-listed technology company. Mr. Thorsen holds a Bachelor of Business Administration from University of Karlstad, Sweden.

Our ambition is strong and profitable growth, at a pace at least in line with the development of the photovoltaic solar market. We will achieve this by further expanding capacity across all our businesses, while continuing to pursue ambitious technology development programs and cost-reduction initiatives.

Solar energy is a high-potential industry on a steep growth curve. In 2005, we strengthened our position as a leading producer of polysilicon and manufacturer of wafers, and turned our cell and module business around to a highly efficient and profitable operation. We are now well positioned to exploit the strong growth potential across the entire value chain.

Mastering the challenges of profitable growth

Since I took over as President and CEO of the REC Group in June 2005, I have had the great pleasure of getting to know a high-potential company that is uniquely positioned to be a driver in shaping the future of the solar power industry. With my previous experience from a similar setting, albeit in a different company and industry, I hope to contribute to releasing the full potential inherent in the company's leading expertise and strategic position in a global market set for strong growth.

2005 was an eventful and significant year in the development of REC. Through the acquisition in August of Komatsu Ltd. US subsidiary Advanced Silicon Materials LLC (ASiMI), we significantly increased our production capacity and access to silicon. We now operate two polysilicon plants in the USA and have reinforced our position as the only fully integrated solar company in the world with its own dedicated production of solar grade silicon. Today and for several years to come, silicon is expected to be a critical and scarce resource in the solar industry.

Through our increased silicon capacity we have further strengthened our competitive position in the upstream end of the market and also paved the way for further expansions in our production of wafers, cells and modules.

The acquisition of ASiMI immediately prompted the go-ahead for the construction of a new wafer plant adjacent to REC's existing wafer plant at Herøya in Norway. And in December, the decision was made to enforce an investment program to double the production capacity at the wafer plant in Glomfjord. REC, already a leading silicon wafer manufacturer in the world, will through these expansions more than double its capacity, cementing REC's position as a world leading manufacturer of silicon wafers for solar cells.

Parallel with planning and implementing expansion, we also continued to focus on productivity gains and realizing economies of scale. As a result, our annual throughput at existing plants increased significantly in 2005, bringing down the cost per unit produced.

Both increased capacity and productivity are keys to improving the long-term competitiveness of solar energy, and will continue to be focus areas for REC going forward.

We have also focused our long-term strategy in the downstream part of the value chain and cell and module production is now included in our core business for the years ahead. This year, we have more than doubled our production capacity and sales, and also implemented significant efficiency improvements at both our cell and module business. As a result, we turned the losses of previous years into a sound profit for 2005 and a healthy contribution to the Group's overall results. We are now definitely a player to be reckoned with also in the downstream part of the solar value chain.

In all our three divisions, activities are based on very strong and future-oriented technology platforms. Our polysilicon plants cater to both multi- and monocrystalline wafers, as well as potentially competing technologies. With the inclusion of SiTech AS as a wholly owned subsidiary and part of the REC Wafer division, we are also well positioned to take our share of the expected growth within monocrystalline wafers. Within cells and modules, we rely on proven manufacturing and assembly technologies, while pursuing aggressive technology development and expansion plans in the coming years.

While we continue to streamline and develop our leading core technologies, we also actively investigate a number of potential technologies both upstream and downstream. These efforts take place in internal development projects as well as in various partnerships and joint ventures.

In sum, we have positioned REC for growth across the solar energy value chain, with the flexibility to take advantage of the opportunities that the dynamics of a still young industry will continue to provide. With our ongoing profitable businesses, unique strategic position and leading expertise as our platform, we are prepared and committed to take the REC Group to the next level.


Solar growth
Primary energy consumption (EJ/year)
1600
1400
1200
1000
800
600
400
200
0
2000
2010
2020
2030
2040
2050
2060
2070
2080
2090
2100
Other renewables
Solar power
Wind
Bio mass
Hydro
Nuclear/Gas
Coal
Oil

Solar power energy's share of total energy usage is estimated to grow significantly over the next century, by the declining stock of fossil fuels, climate changes and increased cost competitiveness of PV systems.

Source: solarwirtschaft.de

On the sunny side of the energy markets

The Industry

Solar power is not only part of the solution for a long-term sustainable energy supply – it is a rapidly growing and increasingly competitive energy source already today.

Solar power is one of the fastest-growing sectors of the global energy market The market for photovoltaic solar energy continued its strong upward trend and grew by approximately 34 percent from 2004 to 2005, limited only by the availability of raw material

THE GLOBAL ENERGY MARKET

Global electricity consumption is estimated to increase by 2.6 percent annually[1] from 2005 to 2025, driven by economic growth and an increasing world population. The growth in electricity consumption is expected to be most rapid among the emerging economies. These forecasts project that world electricity consumption will nearly double over the next two decades. At the same time, the world's traditional energy resources are being depleted and the problems of global warming are looming. This creates a strong demand for alternative, renewable energy sources.

Without significant investments in CO_2 abatement technology or large scale introduction of new renewable energy sources, the increase in energy consumption will also lead to a corresponding increase in CO_2 emissions. About half of the increase stems from the generation of electricity by burning fossil fuels such as coal, oil and gas. It is well documented that the emissions of CO_2 lead to global warming. One scenario shows that the average global temperature may rise by between 2 and 4 degrees Celsius by 2100[2]. which would lead to serious and unpredictable environmental consequences. Curbing the increase in climate gas emissions is - and will remain - one of the greatest challenges of our times.

FOSSIL DEPENDENCY

In the decades ahead, fossil fuels will continue to play a key role in meeting the global demand for energy. According to the International Energy Agency fossil fuels may account for more than 60 percent of the increase in energy use through 2030. Although such projections are uncertain and different sources may reach different conclusions, they all underline the need for alternative, renewable and emission-free energy sources.

RENEWABLES ON THE RISE

New renewable forms of energy will grow rapidly in the years ahead, but for several years they will likely constitute a relatively small share of the total energy production since they start from such a small base. The growth potential is particularly strong for solar energy. If the photovoltaic solar industry were to maintain its average annual growth rate at 40 percent in the years ahead, it would take approximately 15 years before solar energy would be able to replace all growth in world electricity production. At this point in time, solar energy could account for approximately 7 percent of the world's electricity production. It would take another 8 years of 40 percent growth before solar energy could replace all other electricity production. Hence, the strong growth of solar energy can be maintained for at least another 10 to 15 years given that the industry continues to reduce the cost of PV installations.[3]



90
60
30
0
-30
-60
-90
-180
-120
-60
0
60
120
180
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
>8.50

THE POTENTIAL OF THE SUN

Solar energy is abundant and renewable, and can contribute to replacing diminishing fossil fuel resources over the long run. Solar energy production entails no greenhouse gas emissions or noise during its operation. Solar modules have no moving parts and will last for many decades without maintenance requirements. Solar energy could also be a key element in providing electricity to the rural poor. The basic requirement is enough sunshine - which is why solar power is particularly suitable in the sunniest regions of the world, i.e in the "sunbelt" between latitude 30° north and 30° south. In these sunny regions the energy pay-back time[4] for a solar module is less than 2 years. and continues to decline due to technological improvements.

The insolation average for the "sunbelt" region is 3.8 kWh/m²/day. An insolation of 6 kWh/m²/day (dark orange) corresponds to 2 190 sun hours of electricity generation from a solar cell module. Source: NASA/SSE 2005

Footnote explanations, see inside of back cover.

FROM SUNSHINE TO ELECTRICITY

Front electrode (-)
Anti-reflection coating
N-type silicon (P+)
P-type silicon (B-)
Back electrode (+)

A solar cell is a semiconductor device that transforms sunlight into electricity. Semiconductor material is placed between two electrodes. When sunshine reaches the cell, free negatively charged electrons are discharged from the material, enabling conversion to electricity. This is the so-called photovoltaic effect. In theory, a solar cell made from one semiconductor material only can convert about 30 percent of the solar radiation energy it is exposed to into electricity. Commercial cells today, depending on technology, typically have an efficiency of 5-9 percent for thin films and 13-21 percent for crystalline silicon based cells. Efficiencies up to 25 percent have been reached in laboratory processes. By using multiple semiconductor solar cells, efficiencies above 35 percent have been achieved.

The solar industry value chain

A number of distinct processes make up the silicon-based solar industry value chain


1. Polysilicon →
2. Wafers →
3. Cells →
4. Modules →
5. Systems

1.

Solar grade silicon (SOG) is the generic name for the polysilicon feedstock required to make solar cells that can convert sunshine into electricity. The production of solar grade silicon begins with the reduction of quartz (SiO_2). This raw material, metallurgical grade silicon, which is readily available in large quantities, is then converted and purified into either tricholorsilane (TCS) gas ($SiHCl_3$) or monosilane gas (SiH_4) through advanced chemical processes involving hydrogenation and distillation. The silane gas is then fed into a thermal deposition furnace (a Siemens-reactor) where it is solidified into solar grade polysilicon. The manufacturing process for solar grade polysilicon is largely the same as for electronic grade polysilicon, but the subsequent production steps towards the silicon wafer is generally more forgiving for solar applications than for electronics. Nevertheless, the purity requirement for solar grade polysilicon is typically 99.9999-99.999999 percent depending on the robustness of the crystallization technology and which impurities that remain in the silicon. Multicrystalline solar applications can tolerate more powder, porosity and a wider size distribution than the electronic

There is currently a global shortage of solar grade silicon. Due to the complexity of the production process and large investments required, the lead time for building new plants is between two and three years. Announced expansion plans from the five major manufacturers of solar grade silicon point to a better balance between supply and demand beginning around 2008-2009.

There are about 10 producers of polysilicon worldwide, of which the five largest constitute 88 percent of the market.



2. Wafers

Solar grade polysilicon goes into the production of crystalline silicon wafers. The process can be divided into two main segments: Casting and cutting. The process starts by placing solar grade silicon into crucibles which are then put in special crystallization furnaces where the silicon is melted. Crystallization then starts either by gradually cooling the crucibles from the bottom in order to create multicrystalline silicon or by cooling from the top by the introduction of a solid silicon piece on top of the bath in order to create monocrystalline silicon. end result in both cases is a large piece (an ingot) of crystallized sili although much larger for multi than for mono. These ingots are cut smaller bricks which are finally cut into very thin slices - wafers - by h precision wire saws The wafers typically have a thickness of 200- micron (down to 1/5th of a millimeter)

There are approximately 50 wafer ingot producers worldwide. of wl the five largest cover 48 percent of the market.

FROM SILICON TO WAFER:



Solar grade polysilicon
Silicon melt directional solidification
Multicrystalline silicon ingot
Brick sectioning
Wire sawing
Multicrystallin silicon wafer

3. Cells

Wafers are the starting material for the production of solar cells. Firstly, an alkaline solution is used to etch away the saw damages on the surfaces of the wafers. Thereafter, many cell producers etch the outermost layer of the wafer, giving the silicon a surface with a texture that increases the amount of light absorbed by the silicon. Secondly, to make an electric field and thereby a solar cell. a dopant is introduced into or onto the front surface The majority of the cell manufacturers subsequently apply a thin layer of anti-reflecting material onto the front surface, to further reduce reflection and maximize light absorption Finally, electrical contacts are normally formed by screen-printing.

There are an estimated 65 cell producers globally, of which the five largest cover 75 percent of the market.

World cell production (MWp per year)



2000
1500
1000
500
0
01 02 03 04 05
Source: Solarbuzz 2006

The total global production of solar cells continued to grow in 2005. At 1656 MWp, production was 510 MWp - or 45 percent - higher than the year before.

4. Modules

Solar cells are used in production of so modules. The cells are first interconnected series into strings These strings are thereaft encapsulated in polymers under a tempered gla framed and fitted with junction boxes. and t strings are protected using by-pass diodes. T production process form modules producing frc 10 to 500 watts of electricity Depending on design, the modules c normally handle system voltages between 600 and 1 000 volts Tl technical lifetime for the modules exceeds 25 years.

5. Systems



Modules are the main component of a solar system. A system can be comprised of only one single module, or many modules assembled into system or arrays to produce power from watts to megawatts. Depending on thi application. a system could include cabling. connectors. inverters, powe controls, batteries, etc. Systems are typically fitted with power conditionin units, inverters and battery storage systems to provide AC or DC energ matched to the required electrical load.

Broad range of applications

It started with the need for power in space where no electricity was available. Today, solar energy is fed into the ordinary electricity grids. Nearly 90 percent of the world's installed solar applications are grid-connected and growth is strongest in this segment

The first commercial use of solar cells was for powering satellites in the 1960s. With decreasing cost, solar energy systems have become an attractive alternative energy source in areas outside established electric grids. Private homes and cabins, lighthouses, remote pumping stations and telecom network installations are prominent examples.

With further cost decreases combined with economic subsidies, solar power has also become economically attractive for grid-connected private homes and offices. In 2001, grid-connected solar power made up 64 percent of the market. In 2005, grid applications made up 86 percent of the market and large solar-energy parks are becoming common in several countries. The total installed capacity in 2005 was according to Solarbuzz March 2006 1 460 MWp



Market size and segmentation by application (MWp)
1600
1200
800
400
0
01 02 03 04 05
Off grid
On grid
Source: Solarbuzz 2006

Grid connected	Off grid
Solar energy is rapidly becoming a valuable supplement to the traditional sources of electricity that are fed into the electricity grids.	Solar energy is the perfect solution in remote areas. Once in place, an installation only requires sunshine to produce power for decades


Residential home systems


Commercial buildings


PV power plants


Solar home systems


Water pumping


Telecom


Space

THE INDUSTRY PLAYERS

There are a large number of companies involved in the solar energy industry worldwide. In the upstream part, where production starts, there is a concentration of a few, large players, while the number of companies increases significantly further downstream in the value chain. Thousands of companies worldwide are involved in sales and installation of solar systems. Generally, there are three main types of companies in the industry:

- Independent solar power specialists. Most of these companies concentrate on selected parts of the value chain.
- Electronics companies and semiconductor manufacturers e.g. Sharp and Mitsubishi.
- Energy companies such as BP and Shell.

PRESENCE IN THE VALUE CHAIN, SELECTION OF GLOBAL PLAYERS

Companies	Polysilicon	Wafers	Cells	Modules	Systems
BP Solar		●	●	●	
Conergy					●
Kyocera		●	●	●	◐
MELCO			●	●	
Motech		◐	●	●	
Q.Cells			●		
REC	●	●	●	●	◐
Sharp		◐	●	●	●
SolarWorld		●	●	●	●
SunPower			●	●	
Suntech		◐	●	●	◐

◐ Limited capacity

REC estimates

Silicon – the dominant technology

Silicon-based technologies dominate the commercial solar energy world with a market share of approximately 95 percent This unique position is based on a number of distinct advantages that include abundant availability of the basic raw material, a well-proven industry value chain and constant improvements in efficiency and competitiveness


Why
Silicon?

The unique position of silicon is based on a number of advantages

- Silicon is a natural element making up 27 percent of the Earth's crust - second only to oxygen - and is an abundant raw material, whose availability for use in the industry is only limited by the industry's purification capacity Metallurgical grade silicon is widely available at a low price.
- The silicon-based value chain has shown its robustness for several decades
- Silicon wafer based solar cells are commercially competitive in many markets today and costs are predicted to continue to decline by at least five percent per year, and technology improvements should continue to increase the efficiency of silicon-based solar cells
- Silicon-based solar cells are very durable - the estimated life-time is almost infinite assuming no humidity.
- Silicon-based solar cells do not contain materials that are harmful to the environment.

MONO OR MULTI, RIBBON OR THIN FILM?

There are three silicon-based crystalline technologies available, of which sawn crystalline, either monocrystalline or multicrystalline, dominate the market. Ribbon and sheet crystalline and thin film technologies are less mature and also have certain drawbacks that make them less commercially viable today. However, they are promising alternatives that could play an important role in the future.

---

1. SAWN, CRYSTALLINE TECHNOLOGIES

The sawn crystalline technologies dominate the market today with a market share of approximately 90 percent. Sawn crystalline wafers are produced in two different forms, using either monocrystalline or multicrystalline silicon ingots Cells produced from monocrystalline wafers have somewhat higher efficiencies, historically one to two percentage points, but are more expensive to produce than multicrystalline wafers.

Cell technology shares (percent)

100
75
50
25
0
99 00 01 02 03 04 05
Monocrystalline
Multicrystalline
Ribbon-/sheet
Others

Multicrystalline and monocrystalline wafer-based cells completely dominate among available silicon-based technologies.

Source: PHOTON Int. 2006

2. RIBBON AND SHEET CRYSTALLINE TECHNOLOGIES

Ribbon and sheet crystalline technologies offer different methods of producing crystalline wafers which are more efficient with respect to feedstock consumption Ribbons are either drawn vertically from a bath (String Ribbon and EFG - Edge defined Film-fed Growth - process) or potentially deposited onto or underneath a substrate. While these processes are more efficient in their use of silicon, they have other disadvantages like low productivity and high purity requirements for the silicon and/or substantial problems to reach high quality thin wafers

3. THIN FILM TECHNOLOGIES

Thin film technologies, which frequently refer to deposition of various silicon based gases, normally on a substrate of glass, may allow for lower cost production of solar cells per square meter. However, their efficiency is normally much lower than for wafer based cells, and a higher investment cost per MWp for the production equipment is normally encountered. Thin film based solar cells will in the near term be most important for installations where the increased area of the module has little cost impact, as for example in rural installations

Closing the gap

The cost of solar energy is still significantly higher than mainstream fossil-based energy sources, but the gap narrows by the year. The overall target for the industry is to make solar energy competitive with conventional energy sources without subsidies. Continued focus on cost savings and improved conversion efficiencies are the principle means to achieving this goal.

INDUSTRY COST REDUCTIONS

As the market and industry continues to grow and develop, cost reductions are achieved through improvements in technology, economies of scale and increased efficiency in all parts of the value chain, including installers, production equipment suppliers and material suppliers. Historically the industry has been reducing costs annually by 5-10 percent

Generation costs of PV electricity (€ per kWh)



12
0.9
0.6
0.3
0.0
900 h/a: 0.60 €/kWh
1800 h/a: 0.30 €/kWh
1990 2000 2010 2020 2030 2040
Source: EC Vision Report
Photovoltaic
Utility peak cost
Bulk cost

Generation costs of PV electricity have shown a steady downward trend and are projected to continue to decline in the coming years

CONVENTIONAL ENERGY COST INCREASES

While fossil fuels are a limited resource that are gradually being depleted, the demand for energy continues to rise. That, and the unpredictable nature of the global oil and gas market, suggests that a long-term increase in the price of fossil fuels is not unlikely

Long time cost position of PV (illustrative)



High
Electricity volume
Low
PV cost 2020
PV cost present
Low
Electricity cost
High

The actual cost of electricity varies around the world, mainly due to differences in consumption pattern and delivery costs. As the cost of PV is reduced and the cost of conventional energy increases, PV becomes competitive in an increasingly larger share of the overall market.

GOVERNMENTAL POLICIES

Environmental issues and concerns over stable energy supply have primed political action in many countries. The Kyoto agreement commits prominent nations to drastic cuts in greenhouse gas emissions. CO_2 taxes and other mandatory schemes to curb emissions lead to an increased price of fossil fuels. At the other end of the scale, an increasing number of countries promote solar power through subsidy schemes. The overall objective is to create a financial bridge to incentivize the industry to achieve a size and cost level where solar power can fully compete with conventional energy sources without the need for subsidies.

NEW MARKET DYNAMICS

New pricing schemes and innovative business models add to the growth impetus of solar energy. In several markets, including many states in the USA and across Europe, maturing, liberalized electricity markets allow for hour-by-hour variation in power prices. At the same time both the power suppliers and the distribution companies need to build capacities sufficient for the highest, most costly demand peaks over the day and year. These are typically mid-day when high sun intensity coincides with high electricity consumption, mainly due to the use of air conditioning. With variable pricing schemes, solar power may be a cost competitive alternative during such peak hours and also reduce potential delivery problems as well as the need for greater investment in electricity grids



STABLE ENERGY SUPPLY AND PREDICTABLE COST

The long-term viability of solar power, both in terms of supply and price, is increasingly recognized. Sunshine is free, and solar panel installations produce electricity at a known price over their entire life-span, a period of at least 25 years.

Potentially, there is an unlimited demand for solar energy all around the world. Germany, Japan and the USA are the most developed solar markets today, but other markets follow suit and see solar power as a key resource in their future energy supply.

The global solar energy markets

GERMANY

Germany is the largest national market in the world, on the basis of its installed base, with a well-developed and competitive industry and an incentives scheme designed to promote on grid solutions. The scheme is based on so-called feed-in tariffs (guaranteed electricity price for the producers for 20 years). One estimate of the total size of the German market in 2005 is 837 MWp, up 53 percent from the year before, following 221 percent growth from 2003 to 2004



German PV market size (MWp)
1000
750
500
250
0
01 02 03 04 05
Source: Solarbuzz 2006

THE USA

The USA is the third largest market in the world. There are large variations among the 50 states due to significant differences in energy needs, sun hours and political focus. California has so far been the largest state market for solar power, and is expected to remain so after announcing in January 2006 an incentive program of USD 3.2 billion to promote the continued growth of solar power through a new 11-year rebate scheme. (The White House recently announced an Advanced Energy Initiative for clean energy research, including a doubling over the current federal annual budget sought for development of semiconductor materials that convert sunlight into electricity.)

THE EUROPEAN "SUNBELT"

Southern Europe is generally recognized as a high-potential market, with the high number of sun hours and incentives programs in place in Portugal, Spain, Italy and Greece. Spain has put forward ambitious targets to increase renewable energy's share of electricity generation and to increase cumulative installed PV capacity to 400 MWp by 2010. An attractive combination of feed-in tariffs and low interest loans supports this effort. Italy has established a target of 300 MWp of cumulative capacity by 2015

California continues to lead the way in the USA, but other states follow



34%
PV market growth from 2004 to 2005





World PV market regional share 2005
Germany 57%
Japan 20%
ROW 10%
USA 7%
ROE 6%
Source: Solarbuzz 2006



Global PV market installations in 2005 was 1 460 MWp

THE EU

The European Union has set explicit targets for an installed base of 3 000 MWp of photovoltaic solar power by 2010. At the beginning of 2005, the installed base had reached more than 1 000 MWp, following approximately 70 percent growth from the year before. Germany accounted for the majority of this growth. Many European countries are in the process of adopting schemes to promote renewable energy, with an emphasis on PV electricity in most cases.

CHINA

China, too, is a high-potential market with ambitious targets set, both for on grid solar power additions and off grid rural electrification. In China, 60 MWp of electricity was generated from solar energy in 2004, rising to 75 MWp in 2005. Chinese solar generating capacity is projected to grow to 400 MWp by 2010 and to 1 000 MWp in 2020.

SOUTH KOREA

South Korea is still a relatively small on grid market, however aggressive targets have been set for PV installations going forward. The goal of South Korea is to reach 1.3 GWp of installed capacity by the end of 2011, up from today's installed base of no more than 25 MWp. If it reaches this goal South Korea would be among the world's leading countries for PV installations. This goal has been supported by very attractive incentives. The feed-in tariff established in South Korea is about 0.7 USD/kWh and in addition installation costs may in some cases be subsidized. These incentives and goals make South Korea, perhaps, the most attractive market for PV installation projects going forward, with high growth expected.



INDIA

In India, the total PV market was estimated to be 10 MWp in 2005, predominantly in rural off grid markets. India's goal is to reach full electrification by 2012, primarily through grid extensions, but solar energy is also expected to play an important role.

JAPAN

Japan, the second largest market in the world, is now a self-sustaining and growing market where solar power is competitive with minimal subsidies. Japan is the world's largest manufacturer of solar cells. Also in Japan there is a well-developed industry that participates in both the domestic and international markets. After having supported consumers' investments in solar power installations since 1994, the Japanese subsidy scheme has now been phased out for residential installations, but the scheme still remains in force for commercial installations.


Japanese PV
market size (MWp)


400
300
200
100
0
01
02
03
04
05
Source: Solarbuzz 2006

OFF GRID MARKETS

The theoretical potential for rural and island electrification is vast around the world. It has been estimated that hundreds of millions of households throughout the world are without electric power. However, current system prices are still too high for massive roll-out and most of the larger projects depend on partial government or NGO financing. These markets will become increasingly important as costs for a PV system come down.


16
Segments' share of gross revenues
REC Wafer 53%
REC Silicon 34%
REC Solar 13%
Segments' share of EBITDA
REC Wafer 46%
REC Silicon 45%
REC Solar 9%
REC
annual report
2005


17
Transforming solar power into business power
Our business
REC is a leading player in the solar energy industry and the only company with its own production of solar grade silicon. Profitable businesses in our three divisions make us well positioned to take advantage of opportunities across the entire value chain in a fast-growing industry.
REC annual report 2005

The REC Group is a global player in the solar energy industry, and the only company in the industry with a presence across the entire value chain REC is the world's largest producer of solar grade silicon and wafers for solar applications, as well as a significant producer of solar cells and modules Throughout the REC Group there is a continuous focus on technology innovations, quality and streamlined, cost-conscious production



REC Silicon
REC Wafer
REC Solar
1. Polysilicon
2. Wafers
3. Cells
4. Modules
5. Systems
~600 MWp
(Current capacity)
100 MWp (Planned capacity)
190 MWp (Planned capacity)
280 MWp (Current capacity)
45 MWp
(Current capacity)
45 MWp
(Current capacity)

Effective 2005, REC's business activities are organized in three divisions: REC Silicon, REC Wafer and REC Solar. REC Silicon covers the polysilicon activities, REC Wafer covers production of multicrystalline wafers and monocrystalline ingots, while REC Solar covers the downstream activities of producing and marketing cells, modules and systems.

The presence in all parts of the PV value chain is one of REC's key strengths It provides in-depth industry insight at a point in time when the industry is still immature, which makes REC well positioned to analyze and execute on strategic opportunities. It also enables REC to carry out joint technology development and further strengthen its leading technological position throughout the chain Efficient collaboration across segments makes it possible to exploit operational synergies and apply consistent application of manufacturing principles. It also provides flexibility to grow where opportunity is greatest at any time, in a coordinated manner. Own production of solar grade silicon secures the growth potential of all REC businesses This adds to other strengths, notably efficient and scalable operations with lean manufacturing and mass production concepts implemented throughout the group.

REC LOCATIONS

The REC Group is headquartered just outside Oslo REC Silicon's facilities are located in the USA (Montana and Washington state). REC Wafer has facilities in Norway, while REC Solar's facilities are located in Norway and Sweden. REC Solar also has a small operation in South Africa supplying solar powered electricity to more than 10 000 homes



Oslo
Herøya
Moses Lake USA
Butte USA
Sweden
Polokwane, South Africa
8
locations

STRONG TECHNOLOGY BASE – AMBITIOUS INNOVATION

REC has a very robust and flexible technology platform and is well positioned to adjust to any future shifts in silicon-based technologies.

REC is a pioneer in a young industry and has built its position based on leading expertise in photovoltaics. REC puts great emphasis on further development of technologies and processes, in pursuit of more efficient and competitive solutions. As an integrated supplier, REC is uniquely positioned to realize innovations and reduce costs across the value chain, based on an intimate knowledge of industry expectations and requirements at each link of the chain.

PROPRIETARY TECHNOLOGY FOR POLYSILICON PRODUCTION

REC is the world's largest dedicated producer of solar grade silicon and holds all rights to its proprietary production technology Solar grade silicon can be used for production of both mono- and multicrystalline wafers, as well as wafers based on ribbon technologies. REC is also the world's largest producer of monosilane gas, which in addition to being used internally by REC to make solar grade silicon. can be used by others in all types of thin film silicon applications

Own production of solar grade silicon is a strategic advantage for the REC Group.



REC has nearly

50

patents granted or pending.



COST-EFFICIENT PRODUCTION TECHNOLOGY

REC is the one of the world's largest producers of multicrystalline wafers with a proven track record in rapid expansions and introduction of leading production management techniques to increase productivity REC's production of monocrystalline ingots provides a stepping stone into potentially attractive market segments

REC combines state-of-the-art turn-key manufacturing equipment with proprietary technologies to ensure highly productive production.

AUTOMATION AND MANUFACTURING BEST-PRACTICES

REC Solar's cell and module facilities are among the most automated plants in Europe. and REC is currently developing new technology to strengthen its competitiveness and ensure future growth The facilities are focused on few products and customers, thus allowing a lean approach to production. They have been designed and built to handle multicrystalline wafers. However, plant layout and production processes. with minor adjustments. allow for production of mono cells.

The REC Group is well positioned to exploit future opportunities within all silicon-based technologies.



JOINT VENTURES: CSG SOLAR AND EVERQ

REC's technology and supply position in the complete value chain from silane to systems has provided REC with a unique position as an industrial partner for younger technologies currently being developed towards mass production. REC has since 2004 been a 23 percent shareholder in the silicon thin film company CSG Solar AG, a company which during the first half of 2006 will start and ramp-up regular mass production at its 20 MWp pilot line, located in Thalheim, Germany. CSG Solar will thereby become Europe's largest manufacturer of thin-film modules based on its low cost, proprietary crystalline silicon on glass technology. The other shareholders in CSG Solar are Q-Cells (same shareholding as REC) as well as two large shareholders in REC and Q-Cells. In 2005, REC also signed an agreement with Evergreen Solar Inc. and Q-Cells AG to invest in their joint venture EverQ GmbH. EverQ is currently building a 30-megawatt wafer, cell and module manufacturing plant in Germany based on Evergreen's ribbon technology. EverQ expects to start production during the first half of 2006. The ribbon technology requires high purity granular feedstock, and is consequently a very good match with the new granular product to be made by REC Silicon in the Fluidized bed reactors.



REC Silicon

REC Silicon is the world's largest dedicated producer of solar grade silicon.

REC Silicon produces solar grade polysilicon for the photovoltaic industry as well as electronic grade polysilicon and silane gas for the electronics industry. REC Silicon comprises the companies REC Solar Grade Silicon LLC (SGS) - the world's first dedicated producer of polycrystalline silicon for solar applications, and REC Advanced Silicon Materials LLC (ASiMI).

THE BUSINESS

SGS was established in August 2002 as a joint venture between REC and ASiMI. at that time a subsidiary of the Japanese industrial group Komatsu Ltd Production was launched in November, 2002. after converting ASiMI's former plant in Moses Lake, Washington. into the world's first dedicated plant for production of solar grade silicon. In 2005, REC acquired, as part of the acquisition of ASiMI. the remaining SGS shares and SGS is now a wholly owned subsidiary of REC

At the REC Silicon plant in Moses Lake. only solar grade silicon qualities are produced. This has enabled REC Silicon to simplify the production and associated business processes compared to other plants that also serve the market for electronic grade silicon. During the last couple of years. solar grade silicon has been in short supply on the world market Access to this strategic resource represents a competitive advantage for REC being the only wafer, cell and module manufacturer with its own silicon manufacturing capacity. This makes REC attractive as a strategic partner in joint ventures and other development projects.

In 2005 REC also acquired ASiMI from Komatsu Ltd. REC now operates the ASiMI plant in Butte. Montana In addition to solar grade silicon. electronic grade silicon and monosilane gas for internal use and for the electronics industry are produced at this plant Komatsu retains Class B membership units in ASiMI representing its rights to receive a fixed dollar amount plus interest.

The acquisition has significantly increased the scope of REC's activities in the USA. The company has increased its silicon production capacity by 150 percent. REC Silicon has also become the world's largest manufacturer of monosilane gas

REC Silicon has approximately 500 employees



FBR
New. cost-efficient production technology in pilot production

Acquisition
of ASiMI is strategically important and significantly improves REC's market position.

150%
increase in silicon production capacity following the ASiMI acquisition

MARKETS AND CUSTOMERS

Three product types are manufactured at the plants of REC Silicon: solar grade silicon. electronic grade silicon and silane gas

Solar and electronic grade silicon: Annual production capacity currently amounts to approximately 6 000 tons of polysilicon, of which more than 60 percent goes into the solar industry.

Monosilane gas: Annual production capacity is currently some 8 000 tons Largely all of this is used internally by REC for production of poly silicon. but a minor portion is sold via gas distributors mainly to semiconductor and LCD panel manufacturers Monosilane gas is also used in antireflective coatings for solar cell and as the raw material in many of the thin-film solar cell technologies, e.g. the technology of REC's joint venture partner CSG. Thus. REC is well positioned in this part of the photovoltaic industry as well.


Capacities of the polysilicon producers (Tons per year)
8000
6000
4000
2000
0
Hemlock
Wacker Polysil.
REC Silicon
Tokuyama
MEMC
Mitsubishi Mat.
Mitsubishi Polysil.
Sumitomo Titan.
Other
Source: Solarbuzz 2006



TWO PLANTS - ONE BUSINESS

Following the acquisition of ASIMI, a comprehensive integration process was started to integrate the two sites and businesses into one strong division. This includes integration of processes in production, business support and administration, as well as sharing best practices.



PROPRIETARY AND PATENTED TECHNOLOGY

REC holds the rights to the unique and proprietary polysilicon production technology based on monosilane gas which is a closed-loop process with hardly any by-products or bothersome waste materials The technology sets REC apart from all other competitors by making the company completely independent of large external supplies of feed gas and without the need to sell extensive volumes of by-products to keep costs down. The raw material is metallurgical grade silicon, a commodity with a worldwide supply of more than one million tons per year.

REC Polysilicon production
Metric Tons (MT)


6000
4500
3000
1500
0
03
04
05
E06


Silicon seed
Exhaust H_2 unreacted silane
Silane
Heated H_2
Silicon granules

Fluidized Bed Reactor technology (FBR)
In the reactor, silane gas is deposited on small particles which provide a surface area for deposition which can be more than a hundred times larger than in a traditional Siemens reactor.

INVESTING IN NEW TECHNOLOGY AND CAPACITY

REC Silicon has made substantial investments in a new proprietary technology. The new production technology features polysilicon deposition in fluidized bed reactors (FBR) instead of the more traditional thermal deposition furnaces or "Siemens reactors". REC Silicon has run continuous test production with the FBR technology over the last year. The technology provides substantial reductions in investment and dramatic reductions in energy consumption Preparations for a new plant have been progressing over the course of 2005 and a final investment decison is expected to be taken during the first half of 2006

FOCUS ON SAFETY AND THE ENVIRONMENT

REC Silicon operates two fairly large combined chemical and manufacturing plants with processes that involve hazardous materials as well as explosive and flammable gases Safety and environmental care are therefore a top priority, and REC Silicon is subject to statutory environmental and safety reporting schemes. Several programs are in place to promote a safety-oriented culture and safe practices in all parts of the business as well as to ensure process safety and mechanical integrity for the multitude of pressure vessels and pipes involved in the production In 2005 REC Silicon's safety record was better than the US national average for the chemical industry, and significantly better than the US national average for the manufacturing industry

SILICON STRATEGY

REC Silicon will continue to focus on two core strategic objectives: Reducing production cost through process optimization and continuous improvement programs, as well as increasing capacity both through continuous de-bottlenecking of the existing plants as well as through a larger expansion with a basis in new, competitive production technologies. As existing obligations to deliver electronic grade polysilicon are phased out over the coming years, the freed up capacity will gradually be converted towards solar grade silicon production allowing further expansion primarily in REC Wafer and REC Solar.



REC Wafer

REC Wafer is the world's largest producer of multicrystalline wafers.

REC Wafer produces multicrystalline wafers for the solar cell industry at its plants in Glomfjord and at Herøya (Norway) as well as monocrystalline ingots for wafer production at a separate plant in Glomfjord. The division stands for about one fourth of the global production of multicrystalline wafers.

THE BUSINESS

The wafer division of REC consists of two business units REC ScanWafer is the world's largest supplier of silicon wafers to the solar energy industry. The company was founded in 1994 and has grown to become the world's largest producer of multicrystalline wafers. In 2005, REC Wafer's plants produced wafers with an implied effect of approximately 220 MW. The run rate at the end of 2005 was approximately 250 MWp In 2005, significant expansion projects were initiated at both Herøya and in Glomfjord, which will, together with product mix optimizations and productivity improvements, more than double REC Wafer's capacity to approximately 550 MWp

REC SiTech is a producer of monocrystalline ingots. It's predecessor was established in 1998 to supply crystalline ingots to the electronics industry. In 2004, a new business model was implemented based on supplying monocrystalline ingots and wafers to the solar energy industry. In July 2005, SiTech AS became a 100 percent subsidiary of REC. The company is a stepping stone for the REC Group into the market for monocrystalline ingots and wafers. REC Wafer relies on third-party agreements for squaring and wafering of monocrystalline ingots Current production capacity is approximately 25 MWp.


REC



Although the REC Wafer's plants in Glomfjord are separate, there is operational synergy between REC ScanWafer and REC SiTech.

REC Wafer had approximately 400 employees at the end of 2005.

MARKET AND CUSTOMERS

REC Wafer's customers are large international solar cell manufacturers. Its two largest customers acquire about 65 percent of the sales volume. some 10 percent of volumes is sold internally to REC Solar, while other customers buy the remaining 25 percent REC Solar's share of total sales is projected to increase in the coming years. REC Wafer's market share for multicrystalline wafers is approximately 22 percent, while its share of the total wafer market irrespective of technology base, is approximately 14 percent.

As a relatively small player, REC SiTech's strategy is to serve selected leading cell manufacturers. Most of the production is sold to two key customers with high efficiency solar cell technologies. REC Wafer's market share of the monocrystalline wafer market is approximately four percent.

SiTech
acquisition strengthens REC Wafer's position in the monocrystalline segment.

Doubling
production capacity through expansions at Glomfjord and Herøya.

22%
market share in multicrystalline wafers and approximately 14 percent in total wafer market

COST LEADERSHIP THROUGH INDUSTRIALIZATION

The key to building competitive advantages in the solar energy industry is to achieve cost leadership through greater conversion efficiency, cost efficient manufacturing technologies and economies of scale. At REC Wafer, all process and technology choices are conditioned by the possibilities for industrialization. Continuous improvement and de-bottlenecking of production processes are at the top of the operational agenda. As a result, productivity (measured as production volume per employee) has increased significantly year-on-year, 2005 being no exception with a productivity increase of 44 percent. In parts of the production line, REC Wafer also benefits from proprietary technology. This includes, for example, high-productivity furnaces. Unique and world-leading technologies have been developed for the wafer handling, including cleaning and quality control, all contributing to increased yield and reduced time and manpower cost.


44%
productivity
increase

2005 MARKET SHARE BREAKDOWN – MULTICRYSTALLINE


JFE 10%
REC Wafer 22%
BP Solar 7.5%
Sumco 5%
Schott Solar 3.7%
PV Crystallox 18%
Deutsche Solar 13%
Photowatt 2.4%
Kyocera 12%
Pillar 2.4%
Others 4%
Source: REC estimates

REC Wafer is the world's largest producer of multicrystalline wafers

REC SCANWAFER LONG-TERM EXPANSION PLANS (MWp)


600
450
300
150
0
2006
2007
2008
2009
Source: REC estimates
Expansions
'As is'

Planned expansions will increase REC Wafer's production capacity to 550 MWp by 2009.

SIGNIFICANT CAPACITY INCREASE

In 2005, REC announced two major increases in its production capacity. Following the acquisition of ASiMI and the increased polysilicon availability, REC Wafer immediately started building a new world-scale wafer plant at Herøya, adjacent to its existing plant. Approximately NOK 700 million will be invested in buildings, infrastructure and equipment. The production capacity for the new plant will be approximately 190 MWp per year when the plant is running at full capacity from third quarter 2007. The number of employees will be 180. Test production is scheduled to commence in third quarter 2006.

In December 2005, REC Wafer announced plans to double the wafer production capacity in Glomfjord. The investment program, totalling NOK 370 million, includes production equipment, infrastructure, support systems and expansion of existing buildings.

The expansions at Herøya and Glomfjord, together with product mix optimizations and productivity improvements, will increase REC Wafer's production capacity to around 550 MWp. The investment program also includes measures that will increase the efficiency of the operation and enable production of thinner wafers.

WAFER STRATEGY

REC Wafer's ambition is to maintain a strong market position and increase its market share. Together with the other divisions in the REC Group, REC Wafer will continue to focus on measures that will reduce the cost per watt produced and make solar energy more competitive. This will entail increasing production volumes while continuously improving productivity. In the monocrystalline segment, REC Wafer's strategy is to grow with large, key customers that have special requirements. Further capacity expansions will rely on a further increase of polysilicon capacity at REC Silicon, alternatively by obtaining polysilicon from other sources.

REC Solar

REC Solar is among the fastest growing cell and module companies in Europe, with highly efficient and automated plants.

REC Solar manufactures solar cells at its plant in Narvik (Norway) and solar modules at its facility in Glava (Sweden). In addition, the division is engaged in a small scale operation of installing solar home systems in South Africa. During the course of just a few years, the division has built up profitable operations within both cell and module production.

THE BUSINESS

REC Solar produces solar cells (REC ScanCell) and modules (REC ScanModule) based on multicrystalline silicon wafers mainly supplied by REC Wafer. The production is sold to large key players in the international market. REC Solar started production in 2003, and like other REC Group companies, has since followed the same track of step-by-step improvements and professional industrialization. This effort paid off in 2005, when both REC ScanCell and REC ScanModule became profitable for the entire year. Production volumes in 2005 were 20 MWp of cells, and 14 MWp of modules. REC Solar is now among the fastest-growing cell and module companies in Europe, and rank among the 10 largest producers in their categories in Europe. The expansion projects were successfully completed in Q1 2006, and REC Solar has now more than doubled the production capacity to 45 MWp.

Solar Vision (PTY) Ltd is part of REC Solar and is a small operation with 15 employees, and has a governmental franchise to install 50 000 solar home systems in South Africa. Currently, Solar Vision supplies 10 000 homes with electricity.

The total number of employees at REC Solar was approximately 200 at the end of 2005

2005 was a **turning year** with profitability in both REC ScanCell and REC ScanModule.



European cell production
(MWp per year)
180
135
90
45
0
BP Solar
Sunways
Shell Solar
REC Solar
Ersol
Photowatt
Deutsche Cell
Isofoton
Schott Solar
Q-Cells
2005
2004
REC Solar is well positioned for rapid expansion as it has the capabilities to overcome the current barriers to growth.
Source: PHOTON Int 2006



MARKET AND CUSTOMERS

Europe is REC Solar's main market, with Germany as the largest segment. REC Solar is focusing on customers that have a size and distribution network that can support a strong growth and/or work closely together with REC Solar in developing products and markets. REC Solar has developed and is producing high quality products with a high energy conversion. Market demand is currently very strong, and REC Solar enjoys long-term delivery contracts with large, knowledgeable and quality-conscious wholesalers and project developers.

A YEAR OF ACHIEVEMENT

2005 was a turning year for REC Solar. During 2004-2005, expansions were realized, productivity was greatly improved, significant changes were made in both product and customer portfolios and quality was enhanced in processes and end products. As a result, 2005 production

5.5 million
solar cells produced at plant in Norway

80 000
solar modules produced at our plant in Sweden

+87%
increase in cell production.

more than doubled from the prior year to 5.5 million solar cells and 80 000 modules, with a corresponding more than doubling of revenues



89%
increase in revenue

Extensive expansion programs have been implemented at both plants. Production capacity has doubled in cell production and tripled in module production by expanding facilities, building new production lines, adding new people, as well as increasing automation, fine-tuning and speeding up processes in parallel. production has been converted from small to larger cell sizes and from 110 W to 165-185 W modules. A focus on few, key customers has also contributed to reduced costs and increased efficiency in the sales and distribution process.

While high productivity and operational efficiency are paramount to competitiveness and lower cost per unit produced in the downstream end of the value chain, it is clear that product quality, long term reliability and the energy production capacity of the end product are the key to long term success. This is particularly important for a growing challenger. REC Solar is fortunate to have strong and quality-conscious customers and their strong affection for our products is a mark of quality.



DOWNSTREAM MANUFACTURING EXCELLENCE

Both REC Solar's main operations - cell and module production - are state-of-the-art and highly automated plants - combining lean and efficient manufacturing with the strictest quality control through all stages of the manufacturing process Continuous, incremental improvement is always on top of the plant agenda



SOLAR STRATEGY

REC Solar has in three years established a position as a leading European PV player. Its success is based on lean production, quality focus and good production technology. Continued expansion is strengthening REC Solar's cost position and increasing market share. Through internal technology development and through partners, REC Solar is innovating on processes and products, and continuously strengthening the competitive position and expanding the technology platform for long term success. Market presence is expanded beyond Europe, as production capacity is built up. REC Solar enjoys a high demand from a large number of customers, far beyond its current production capacity. Wafer supply from REC Wafer allows REC Solar to optimize both production and expansions, and thus minimize costs.

REC Solar anticipate it may approximately double production volumes in 2006 through organic growth. REC Solar will also cooperate closely with the other divisions in the REC Group to realize innovations across the entire value chain.



The following Governance principles have been approved by the REC Board of Directors They build on the "Rules of procedures for the Board of Directors of REC", and will along with the charters and key practices of the Board committees, provide the framework for the governance of REC The BoD shall hold an annual review of its working form and, when needed, evaluate the contents of the Rules of Procedure These Corporate Governance Principles will be reviewed annually or more often if deemed necessary.

REC Corporate Governance principles

1. Principles

1.1. Core Values

REC's business is based on four core values:

- We are customer-focused
- We deliver quality in our work and products
- We are alert and take responsibility
- We respect and take care of each other

These values are intended to ensure satisfied and loyal customers, good and meaningful jobs and to provide the shareholders with return on invested capital in full confidence that we manage our resources in the best possible way. The Chief Executive Officer has responsibility for implementing these values.

1.2. Ethical Guidelines

The BoD has approved a REC Code of Conduct. All members of BoD, as well as REC leaders and employees acknowledge the Code, and will adhere to its principles and policies

2. The business

2.1. Business Purpose

The REC business purpose is described in the company's Articles of Association Article 3: "The Company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The Company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes"

2.2. Company Capital and dividends

REC shall have sufficient equity capital to implement the business strategies decided on by the Board of Directors, and have financial flexibility in relation to creditors and the capital markets. REC aims to have an equity ratio of 30 percent

REC's objective is to give the shareholders a competitive rate of return compared with alternative investment opportunities with comparable risk. This rate of return will be achieved through a combination of increased share values and dividends In the coming years, it is probable that REC will show strong growth and that REC will have a need for injection of equity to fund this growth. In these years therefore, it is not likely that REC will be in a position to pay dividends to shareholders The rate of return will therefore primarily materialize as an increase in share values.

A possible future listing can be an attractive vehicle for securing sufficient funds to realize REC's growth strategy.

2.3 Equal treatment of shareholders and transactions with related parties

REC has one class of shares. The shares are registered in the Norwegian Central Securities Depository. REC will treat all shareholders equally as provided for in the Public Limited Liability Company Act. Equal treatment will be ensured by:

- Giving all shareholders similar and simultaneous access to information unless there is a factual basis for differential treatment in the interest of the company and the shareholders;
- Offering all shareholders the opportunity to participate in future capital increases in accordance with their ownership shares unless something else is in the interest of the company and the shareholders;
- Entering into any transactions with related parties on an arms length basis.
- Submitting transactions with shareholders to the General Meeting for approval as provided for in the Public Limited Liability Company Act.

Any board authorization to issue new shares shall be restricted to defined purposes and shall not be applicable for a longer period than the period to the next ordinary General Meeting.

2.4. The marketability of the shares

REC's articles of association do not impose restrictions on the marketability of the shares.

The Major Shareholders have entered into a shareholders agreement This agreement gives the Major Shareholders mutual pre-emptive rights if one or more of them wish to sell shares in REC The pre-emptive rights serve to provide stability in the ownership structure at the present stage of REC's development and will at the latest be abolished upon a listing of the company

2.5. The general meeting

The Ordinary General Meeting shall be held annually before the end of June. The meeting shall be called no later than two weeks prior to the meeting The call shall specify the agenda for the meeting.

The General Meeting shall consider the following:

1. Approve the financial statements and the annual report, including the allocation of profits or deficits.
2. Determine remuneration to the Board of Directors and approve remuneration to the Auditor
3. Elect Chairman of the Board, Board Members and Auditor
4. Other issues that shall be considered by the General Meeting according to law or the articles of association

In order to be considered by the Ordinary General Meeting. motions from the shareholders must be presented to the Chairman of the Board in writing in good time before the General Meeting. Motions presented less than two weeks prior to the General Meeting, cannot be considered unless all shareholders approve.

An Extraordinary General Meeting shall be held whenever the Board of Directors deems it necessary. Further, the Board of Directors shall also call for an extraordinary General Meeting when the Auditor or a shareholder representing more than 10 percent of the share capital, requires a specific issue to be considered by the General Meeting

The call shall be posted no later than two weeks prior to the General Meeting. The call shall specify the issues to be considered. The Board of Directors shall ensure that such General Meeting is held no later than one month subsequent to the date it was requested to have such General Meeting In the Extraordinary General Meeting only the issues specified in the call shall be considered. unless all shareholders approve otherwise.

2.6. Election Process

Chairman of the Board, Board members and Auditor shall be directly appointed by the General Meeting The Board is elected for a period of one year at a time.

2.7. Size of the Board

The Company's BoD shall consist of five to nine members.

2.8. Independence of the Board and conflict of interest

The members of the BoD shall register potential or existing conflicts of interest. Regardless of the registered potential or existing conflict of interests. a director may not participate in the discussion or decision of issues. which area is of such special importance to the Director in question, or to any person closely related to the Director, that the Director must be regarded as having a material personal or financial interest in the matter. A Board member shall under no circumstance participate in a matter regarding loans or credit to himself or herself or security for his or her own debt.

3. The work of the Board of Directors

3.1. Role of the Board and Management

The BoD is elected by the shareholders to oversee the management and to assure that the long-term interests of the shareholders and other stakeholders are being served

The CEO has the responsibility for ensuring that the Board receives all the information it requires to fulfill its duties and the responsibility for the day-to-day management of the Company within the guidelines or authorization issued by the Board Focus on developing a strong organizational performance that supports the Company's overall business goals shall be ensured through a systematic goal setting and performance evaluation process.

3.2. Duties of the Board

The Board has the responsibility for the administration. development and supervision of the Company The Board shall, inter alia. ensure that the business activities of the Company are properly organized. determine plans and budgets for the business and shall be obliged to ensure that the Company's operations, accounts and asset management are subject to proper inspection and control. Further, the Board shall conduct supervision of the Company's day-to-day management and the Company's activities in general.

As part of the discharge of its responsibilities and its supervision of the business activities of the Company. the Board shall:

- Review and approve the overriding strategy and business plans, the financial targets, plans and position, and the investment frameworks for the Company prepared in collaboration with the CEO and the Management;

- Appoint the CEO and determine his or her remuneration;
- Monitor the Company's financial position, undertake periodical review of results, submit and report accounts for the period, and issue the Report of the BoD;
- Ensure that the CEO uses proper and effective management and control systems, including systems for risk management, which continuously provide a satisfactory overview of the Company's risk exposure and ensure that necessary measures are taken to reduced extraordinary risk exposure;
- Ensure that there are processes and routines in place to ensure follow-up of principles and guidelines laid down by the Board in relation to the Integrity of the Company
- Ensure that the Company has a proper internal auditing system in that the Board considers the annual audit reports from the internal auditing system, and that directives from the external auditor are obeyed and recommendations are given proper attention.

3.3. Ethics of the Board

Board Members, as well as REC officers and employees, shall act ethically at all times and acknowledge their adherence to the REC Code of Conduct. If an actual or potential conflict of interest arises for a member of the BoD, the member shall promptly inform the CEO and the presiding director. The board shall resolve any conflict of interest question involving the CEO, and the CEO shall resolve any conflict of interest issue involving any other officer of the Company.

3.4. Board Meetings and Agenda

A minimum of six board Meetings shall be held each year. Meetings shall be held in accordance with a meeting calendar approved by the BoD. The CEO shall, in agreement with the Chairman of the BoD, issue notice of the meetings, normally with no less than 7 working days' notice

3.5. Subcommittees

The Board shall constitute any such individual subcommittees when relevant. As of December 15, 2005, the Board has appointed the following three committees:

- Corporate Governance Committee
- Auditing Committee
- Compensation Committee

The Board shall issue individual instructions for the subcommittees appointed. Each committee shall perform its duties as assigned by the Board and in compliance with the Committee's charter.

4. Compensation to the Board of Directors

The BoD will annually review and recommend to the General Meeting the form and size of the Board member compensation

5. Information and communication

REC emphasizes openness and transparency in reporting and communication, providing shareholders with a good basis for considering the investment opportunities. The company also wants, to an increasing degree, to improve communication through a structured dialogue and quarterly financial reports

6. Acquisition

Except for the pre-emption provisions of the shareholders agreement between the Major Shareholders, there is no defense mechanism present that could prevent potential legitimate offers for the company. The Board of Directors is open to initiatives that are commercially and financially attractive for the owners.

7. The auditor

The auditor shall annually present to the Board of Directors a plan for conducting the audit of REC and its affiliated companies. Furthermore, the auditor shall participate regularly in meetings in the Auditing Committee and always when the Auditing Committee is discussing annual closing. Also, the auditor shall participate in at least one meeting each year with the Board of Directors without the chief executive officer or other members of the top management being present.

The auditor shall each year provide to the Board of Directors a written confirmation to the effect that the auditor meets the independence requirements as set forth in laws and regulations, including a report on other services than audit services supplied to REC.

RECs products contribute to a more sustainable energy supply. REC also aims to take the needs of tomorrow into account in all its business activites



REC Corporate Responsibility policy

The REC Group's mission is to increase the use of clean and renewable energy and thereby reduce the negative environmental impact from traditional energy sources. REC realizes that carrying out its mission will have an impact on a range of stakeholder groups - shareholders, employees, customers, suppliers and society at large. The overall objective of REC's corporate responsibility engagement is to demonstrate long-term positive value for all stakeholder groups. In order to achieve this objective, REC takes the needs of tomorrow into account when considering its plans and actions today

REC seeks to minimize any actions that may negatively impact the environment or any stakeholder groups. To do so, REC actively works to obtain the knowledge necessary to resolve uncertainties and provide the best possible decision-making platform

REC keeps an open dialogue with its stakeholder groups REC's relationship with the stakeholders shall be based on the company's basic values, code of conduct and corporate governance principles. The policies outlined below shall be integrated into REC's business practices worldwide REC will in its annual reports provide information on its work within the area of corporate social responsibility

Shareholders

REC emphasizes openness and transparency in reporting and communication, providing shareholders with a good basis for considering investment opportunities REC strives to uphold an open dialogue and systematic communication, including structured quarterly financial reports. REC's shareholder relationship is further elaborated in the REC Corporate Governance Principles

Customers

REC's customers are the basis for the development of the company and good customer relationships are decisive for the future of the company REC shall ensure that there is a good dialogue with the customers by an accessible and attentive customer service.

Employees

REC's continued development is dependent on the performance of the employees, which is instrumental to achieve profitability and growth. The company shall provide the employees with a good working environment, working conditions that are regarded as attractive and opportunities for personal and career development. In this, leadership is key. REC leaders are expected to systematically provide direction, feedback and support

Suppliers

REC wishes to have a good business relationship with the company's suppliers of goods and services The company's basic values and code of conduct will provide guidelines for REC's behavior towards the suppliers REC shall continuously strive to improve the procedures to ensure long term co-operation with the suppliers based on competitive terms and conditions

Society

REC strives to act responsibly in all areas REC is therefore prepared to participate in social tasks and obligations to an extent that may be expected of a company like REC.

The REC Group intends to apply for a listing on the Oslo Stock Exchange during 2006, and will seek to implement shareholder policies and practices that will maximize shareholder value over time. The ambition is to create shareholder value through strong and profitable growth and to remain financially strong. To support its strategic growth, the company intends to retain earnings generated for 2005.

Shareholders information

Return on investment

The REC Group's ambition is to give its shareholders a high and stable return on their investment. This should be achieved, first and foremost, through strong and profitable growth, at least in line with the growth of the solar energy market. To support REC's growth strategy and expansion plans, the Board believes retained earnings should be put to profitable use within the company. Accordingly, no distribution of dividends to the company's shareholders is anticipated for 2005. Shareholder value should be generated, however, through increased productivity and through an infusion of additional capital we anticipate will occur from a listing of the company's shares in 2006 on the Oslo Stock Exchange.

Shareholder structure

On December 31, 2005, the REC Group had 266 shareholders. The total number of outstanding shares at the end of 2005 was 15.2 million, each with a face value of NOK 20. Share distribution and main shareholders are described in the tables below.

REC ASA has two convertible loans. The first amounts to EUR 31 million with an interest rate of 7.9 percent p.a. and a conversion right equal to NOK 118 per share. This loan matures on March 31, 2006. The second convertible loan amounts to USD 140 million with an interest rate of 8 percent p.a. and a conversion right approximately equal to NOK 255 per share (depending on the USD/NOK exchange rate). The USD loan may be converted on March 13, 2006, September 8, 2006, or at maturity on December 1, 2006.

On a fully diluted basis, assuming the conversion of both convertible loans, the total number of outstanding shares will be in exess of 21 million.

Shares issued in 2005

The company did not undertake any significant new share issuances in 2005, however, the following issuances were completed:

- On July 8, 2005, the company issued 26 000 and 50 440 new shares to Hafslund Venture and Good Energies Investments, respectively, at a price of NOK 250 per share, related to the acquisition of SiTech AS. The remaining shareholders of SiTech were paid in cash.

- On August 23, 2005, the company issued 25 000 new shares to Erik Thorsen at the price of NOK 200 per share in connection with his employment as the new President and CEO of REC Group.

- On September 9, 2005, the company issued 200 000 new shares to Elkem AS at the price of NOK 145 per share as they exercised an option from 2004.

Risk regulation

The "risk regulation" is calculated annually by the Norwegian tax authorities and may only be applied by Norwegian investors to adjust their REC share cost price. For the years 2002 through 2004, the calculated risk per share has been 0.00 (zero).

REC has proprietary and leading technology and places much emphasis on research and development to reinforce its technological leadership and make solar energy more competitive.



SHAREHOLDERS SPREAD AS PER DECEMBER 31, 2005

From	To	No. of share-holders	No. of shares	%
1	100	44	2 368	0 02
101	1 000	128	40 786	0 27
1 001	10 000	72	276 824	1 82
10 101	100 000	15	380 893	2.50
100 001		7	14 515 076	95.39
		266	15 215 947	100

LARGEST SHAREHOLDERS PER DECEMBER 31, 2005

	Shareholding at present		Loan conversion I	Convertible loan I (31 EUR mill)[1]		Loan conversion II	Convertible loan II (140 USD mill)[2]	
Shareholders	Shares	Holding	Shares	Shares	Holding	Shares	Shares	Holding
Good Energies Investments	6 019 234	39 6%	420 051	6 439 258	37.0%	1 415 375	7 854 660	37 2%
Orkla/Elkem	3 747 132	24 6%	1 050 127	4 797 259	27.6%	1 011 355	5 808 614	27 5%
Hafslund Venture	3 602 538	23 7%	700 085	4 302 623	24 7%	941 144	5 243 767	24 8%
Sumitomo Corporation	306 392	2.0%		306 392	1.8%	67 499	373 891	1 8%
Other	1 540 651	10.1%		1 540 651	8.9%	280 779	1 821 430	8.7%
Total	15 215 947	100.0%	2 170 263	17 386 210	100.0%	3 716 152	21 102 362	100.0%

[1] The convertible loan I was set up in September 2003. and is expected to be fully converted on its final maturity date March 31, 2006

[2] The convertible loan II was set up in July 2005, and was almost fully converted (99.88%) on March 13. 2006. REC ASA consequently issued approximately 37 million new shares The facility finally matures at December 1 2006


32
REC Board of Directors
1. Tore Schiøtz (48)
Chairman of the Board
2. Marcel Egmond Brenninkmeijer (47)
3. Paul Kloppenborg (44)
4. Halvor T. Svartdal (49)
5. Ole Enger (58)
6. Roar Engeland (46)
7. Rune Bjerke (45)
REC annual report 2005

Highlights: 2005 has been a year with strong production growth and increased productivity • The Group achieved strong growth in revenues and profitability and recorded revenues of NOK 2 454 million and earnings before financial items, taxes, depreciation and amortization of NOK 830 million • Upstream position strengthened by strategic acquisition • Expansion projects well underway in all segments

Report from the Board of Directors

Key events in 2005

2005 was another strong year for the REC Group (REC) in terms of market positioning, growth in revenues and production and improvements in productivity and profitability

The solar power market continued to show significant growth in 2005 and the industry profitability also continued to improve REC once again outpaced the industry and gained market share. and the competitive position was further strengthened through the strategically important upstream acquisition of Advanced Silicon Materials LLC (ASiMI) in the USA and by continued strong productivity gains throughout the value chain.

Overall. the REC Group recorded revenues of NOK 2 454 million for 2005, which represent an increase of 93 percent over 2004 Revenues were boosted by the acquisitions of ASiMI and SiTech AS in Norway, but increased by a healthy 43 percent even without these acquisitions.

The profitability also improved sharply. Earnings before financial items. taxes. depreciation and amortization (EBITDA) increased to NOK 830 million from NOK 141 million. driving the EBITDA-margin from 11 percent to 34 percent. The earnings before financial items and taxes (EBIT) increased more than fifteen times to NOK 601 million

Revenues increased across all segments Revenues in REC Silicon tripled, including the effects of the consolidation of ASiMI. REC Wafer reported 65 percent organic growth and a revenue increase of more than 80 percent including the acquisition of SiTech The downstream operations in REC Solar reported an all-organic revenue growth of 89 percent

The organic revenue growth in REC Wafer and REC Solar is for the most part attributable to significant volume increases.

Further expansion projects are well underway in all the business segments. This will support the REC Group's ambitions of securing cost-leadership, strengthen its position as the world' leading supplier of polysilicon and wafers for solar applications. and allow for strong growth also in the downstream activities in cell and module manufacturing

Activities

Group Presentation

REC was established December 3. 1996. and has grown to become one of the world's largest producers in the rapidly expanding PV solar energy industry. The REC Group is headquartered at Høvik, outside Oslo, Norway

Following a re-organization of the business structure in 2005, the reporting structure for the REC Group currently relates to the consolidated financial statements and the three business divisions REC Silicon. REC Wafer, and REC Solar.

The operational activities are carried out in seven subsidiaries: REC Solar Grade Silicon LLC and REC Advanced Silicon Materials LLC (ASiMI) in the USA, REC ScanWafer AS. REC SiTech AS and REC ScanCell AS in Norway. REC ScanModule AB in Sweden and Solar Vision (PTY) Ltd.. as well as strategic investments in CSG Solar AG and EverQ GmbH

Mission and Vision

The REC Group's mission is to increase the use of clean and renewable energy and thereby reduce the negative environmental impact from traditional energy sources.

The long-term availability of affordable and sustainable energy represents a major global challenge, both economically and environmentally. The REC Group remains confident that solar energy is the best answer to the world's need for clean energy. and the Group's primary goal is to make solar energy an increasingly competitive alternative

On the corporate level. the REC Group's vision is to become the most cost-efficient solar energy company in the world. with a presence throughout the whole value chain, and the Group is presently pursuing an aggressive strategy to this end

REC ASA

REC Silicon AS 100%

- REC Silicon Inc. 100%
- REC Solar Grade Silicon LLC 100%
- REC Advanced Silicon Materials LLC 100%*

REC SiTech AS 100%

REC ScanWafer AS 100%

REC Solar AS 100%

- REC ScanCell AS 100%
- REC ScanModule AB 100%
- Solar Vision (PTY) Ltd 100%

CSG Solar 23%

EverQ 15%

* Komatsu America Corporate holds B units representing 25 percent of the ownership, these units carry no voting rights neither rights to dividend payments. REC ASA has an option to buy these units at a pre-agreed price

Strategy

The solar power industry has experienced accelerating growth. and this has generated an imbalance between the demand and supply of polycrystalline silicon which lies at the beginning of the value chain

Historically, the solar energy industry has relied on 'off-cuts' from the production of electronic grade silicon. and the availability and price level for solar grade silicon has been dependent on the cyclical semi-conductor industry As business volumes have picked up for both the solar and electronic industries over the past few years, demand and price for high purity silicon has increased correspondingly, and demand for polysilicon currently outstrips supply

To facilitate further profitable expansion, the solar power industry will thus need to establish a dedicated supply chain. However, the barriers to entry are significant in terms of technology access, up-front investment costs. and the time required for construction of new plants No significant new volumes will thus be brought to the market over the next two years

As a result. the competition for silicon supply between the electronic and solar power industries will likely remain strong at least until 2008, which may negatively affect the achievable growth rate for the PV solar energy industry.

The REC Group has long emphasized that cost-efficient access to polysilicon feedstock will generate strategic. long-term competitive advantages in the solar energy market. and has thus opted for full upstream integration. To this end. REC Silicon's position was further strengthened in 2005. with the acquisition of ASiMI, which will ensure that the Group's internal needs for polysilicon will be met even with significant capacity expansions further down the value chain REC Silicon intends to build further on its cost leadership position in the years to come, through capacity expansions based on new and proprietary low-cost technologies for polysilicon production. which will be described in more detail below.

The output from the PV solar industry has increased tenfold since the REC Group was established less than ten years ago, and prices per solar energy unit generated have been more than halved. Despite these impressive productivity gains. solar energy is not yet price competitive in most regions and demand growth still relies on government subsidies and support programs.

Future industry growth will thus demand increased productivity and cost reductions throughout the entire value chain. So far, cost reductions have mainly been brought about by a high level of technological innovation within the industry. and while this will remain an important growth driver, the maturing of the industry also brings about an increased focus on industrialization and process competencies.

The REC Group intends to lead the field also in this respect, and have over the past few years implemented best-practice process program across all subsidiaries. In REC Wafer, the strong focus on industrialization. scalability and automation has enabled a fivefold increase in production per employee between 2000 and 2005. REC Wafer became the world's largest producer of silicon wafers for solar energy purposes in 2005. and increasingly enjoys scale economies In 2006. the Board expects to see REC Wafer realize further unit cost reductions as a result of technology innovations ongoing capacity expansions

The downstream operations in REC Solar are less mature in their development but follow the same track of stepwize improvement and professional industrialization as the REC Group's other production companies. Productivity gains continued at a steady pace in 2005. as capacity utilization climbed towards 100 percent in both cell and module production REC Solar expects to see further scale effects in 2006. as capacity expansions gradually will take effect already from the second quarter of the year

The downstream activities in REC Solar has been redefined as a core business area in the REC Group. and. given the possibilities of turning more of the output from REC Silicon and REC Wafer into cells and modules, REC Solar could potentially be a significant source of growth going forward

The REC Group's technology and supply position in the complete value chain. from silane to modules. has provided the Group with a unique position as an industrial partner for younger technologies currently being developed towards mass production. In 2004, REC acquired 23 percent in CSG Solar AG. and in 2005 REC acquired 15 percent of EverQ GmbH, with a conditional option to increase the ownership to 33 percent.

Technology, research and development

The cost leadership strategy outlined above is built on a strong technological asset base

REC Solar Grade Silicon LLC (SGS) in Moses Lake, Washington (USA) was the world's first silicon purification plant dedicated to production of solar grade silicon. and this specialization has simplified production processes and logistics compared with plants serving both the electronic and solar grade markets.

The REC Group produces polysilicon by converting metallurgical grade silicon into silane gas, which is purified and deposited in reactors. The output is polycrystalline silicon with purity above 99 99999 percent. The production is based on REC Advanced Silicon Material's proprietary silane and polysilicon technology.

The REC Group believes new technologies will enable the company to extend the cost advantages. Over the past few years, REC Silicon has made substantial investments in a new proprietary fluidized bed reactor (FBR) technology for production of granular polycrystalline silicon. Compared with the currently dominating technology - commonly referred to as Siemens reactors. FBR will allow for significant reduction in investment costs. as well as a reduction in operating costs due to radically reduced energy consumption

REC Silicon ran test production with the FBR-technology through 2005, and will use the technology for future capacity expansions Preparations for a new plant are in progress and the Board expects to reach a final investment decision during the first half of 2006.

The technological development in REC Wafer's two production facilities at Herøya and in Glomfjord is characterized by constant productivity advances, combined with less frequent major step changes. One such step change was nevertheless recorded in the latter half of 2005, when both facilities made the change from 280 micron wafer thickness to 240 micron. The shift increases productivity, reduces raw materials usage and waste and further enhances the relative cost position. Process changes to accommodate for this transition have been implemented also in the cell and module plants in REC Solar, where the focus in terms of research and development will be on improving energy conversion rates and reducing production costs going forward

In 2005. the REC Group incurred costs of NOK 50 million related to research and development This is slightly lower than in 2004, when the R&D relating to the FBR project peaked. However, these figures conceal a significant higher level of innovation related to both production processes and equipment in the Group, as full scale technology tests in the production lines and process improvement programs are being reported as regular operating costs, while costs related to capacity expansions. plant design and construction are being capitalized as investments.

Furthermore, the REC Group has allocated significant technology funds in its investments in the silicon thin film company CSG Solar AG an EverQ GmbH. Both companies are expected to start production in the first half of 2006.

Presentation of accounts

Pursuant to Section 3-3 of the Norwegian Accounting Act. the Directors confirm that the accounts have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date when the accounts were approved.

Transition from NGAAP to IFRS

The REC Group will be reporting its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union from January 1, 2005 Note 5 presents and explains the changes in audited consolidated results of the REC Group as a result of the transition from Norwegian Generally Accepted Accounting Principles (NGAAP) to IFRS for the year ended December 31, 2004. The REC Group has prepared the opening balance sheet at the date of the transition. which is January 1. 2004.

The standards giving rise to most significant changes to the audited consolidated results of the group on transition from NGAAP to IFRS were:

- IAS 16 Property, Plant and Equipment
- IAS 19 Employee Benefits
- IFRS 3 Business Combinations
- IAS 31 Interests in Joint Ventures
- IAS 32 and 39 Financial Instruments

For more information, please refer to note 5 in the consolidated financial statements section

Income statement

In 2005. the REC Group achieved revenues of NOK 2 454 million. an increase of 93 percent over the 2004 revenues of NOK 1 270 million The EBITDA was NOK 830 million, compared to NOK 141 million in 2004, whereas the EBIT of NOK 601 million in 2005 compares to NOK 40 million in 2004

CONSOLIDATED GROUP INCOME STATEMENT

(NOK mill)	2005	2004
Revenues	2 454	1 270
EBITDA	830	141
EBITDA - margin	34%	11%
EBIT	601	40
Net financial items	-78	-54
Profit/loss before tax and effect on convertible loans	523	-14
Fair value/foreign exchange effect on convertible loans	-493	6
Profit/loss before tax	30	-8

The revenue growth primarily reflects increased market shares as a result of the aggressive organic growth strategy and the consolidation of acquired businesses during the year

Compared with the previous year, the REC Group had fewer start-up projects, which paid off in terms of improved productivity and greatly improved operational profitability. The operational results will continue to be negatively affected by expansion projects and production ramp-up costs in all business segments also in 2006, as a result of the Group's growth strategy

Net financial items were NOK -78 million in 2005, compared with NOK -54 million in the previous year. The increase mainly reflects increased interest expenses, which reflect the financing and refinancing of investments, and a generally higher level of activity in 2005 compared with 2004

The income statement was adversely affected by the recognition of non-cash effects of currency changes and fair value assessments of two outstanding loans of EUR 31 million and USD 140 million. As the loans are denominated in foreign currencies, they are fully accounted for as debt in the balance sheet, with the estimated change in fair value of the convertible element has been fully charged to the income statement

As indicated in the above table, the non-cash currency and estimated fair value effect of these convertible instruments had a negative impact on profit before tax for 2005 of NOK 493 million, whereas the negative impact on net profit after taxes for 2005 was NOK 357 million. The accounting effects of financial instruments are described in more detail in note 31 on page 79

Including the effects from the convertible instruments, the REC Group reported a profit before taxes of NOK 30 million for 2005, compared with a loss of NOK 8 million in 2004. The net profit after taxes was NOK 4 million for the year, compared with a loss of NOK 6 million in 2004.

Adjusting for the negative effects of the c vertible instruments, the REC Group wo have reported a profit before tax of NOK ! million for 2005 and a net profit after taxe: NOK 359 million. In the opinion of the Bo: these figures provide a better indication of underlying improvement in earnings compa with the reported figures.

Cash Flow statement

The net cash flow from operating activi: was NOK 556 million, whereas the net c flow from investment activities was N -2 408 million and the net cash flow fr financing activities NOK 1 957 million. The change in cash and cash equivalents for REC Group was NOK 116 million in 2005. cluding cash acquired during the year exchange gains

The net negative cash flow from investm activities mainly reflect the acquisitions ASiMI, the remaining 30 percent of SGS SiTech AS, as well as major investments in fi: assets relating to capacity expansions acr the value chain. The REC Group intends maintain its growth strategy, and the Bo thus expects to see major investments als 2006 and the following years. The larg investment projects approved by the Bo that are already ongoing, are the building c second wafer plant at Herøya and a pl extension in Glomfjord, with estimated cap expenditure of approximately NOK 700 mill and NOK 370 million, respectively. Additiona REC Solar is currently finalizing cell and mo le plant expansions. The building of a new p silicon plant co-located with SGS is also be considered, and a firm decision would entail nificant investments over the next few years



Market position by sales (EUR mill)
400
300
200
100
0
REC*
SolarWorld
Q.Cells
Suntech
Sunpower
ErSol
Evergreen
Source: Company reports

*Pro forma numbers (NOK/€ 8.1)

The net cash flow from financing activities primarily reflects the issue of a USD 140 million convertible bond, and a USD 140 million shareholder loan which was replaced with a USD 170 million syndicated term loan towards the end of the year. Furthermore, the REC Group has drawn on existing loan facilities in relation with ongoing expansions in REC Wafer and REC Solar.

Balance sheets and liquidity

The total assets of the REC Group were NOK 6 064 million at the end of 2005, an increase of NOK 3 888 million during the year.

Total non current assets increased by NOK 2 960 million to NOK 4 312 million during the year. The increased asset base primarily reflects the acquisitions of remaining 30 percent of SGS, ASiMI and SiTech AS, as well as significant increases in the organic production capacity and business volumes. In connection with the acquisitions of the minority interest in SGS and the acquisition of ASiMI in 2005, the property, plant and equipment in the two companies were valued to fair value at acquisition, an increase of approximately NOK 1.0 billion compared to book value. This increases depreciation but has had and will have no cash effect.

Net working capital increased by NOK 391 million to NOK 550 million, excluding cash and cash equivalents.

CONSOLIDATED GROUP BALANCE SHEET

(NOK mill)	2005	2004
Intangible Assets	629	421
Property, Plant and Eqiupment	3 361	792
Financial Assets	134	27
Deferred tax assets	188	112
Total Non-Current Assets	4 312	1 352
Cash and Cash Equivalents	514	398
Other Current Assets	1 237	426
Total Current Assets	1 751	824
Total Assets	6 064	2 176
Share Capital	304	37
Other Equity	927	1 037
Total Shareholders Equity	1 231	1 074
Total Non-Current Liabilities	2 262	710
Total Current Liabilities	2 571	392
Total Liabilities	4 833	1 102
Total Liabilitites and Equity	6 064	2 176

The equity increased by NOK 157 million during 2005, to NOK 1 231 million, and the equity ratio declined from 49 percent to 20 percent during the year. The reduced equity ratio can partly be attributed to the relatively high level of investments during the year. However, the main explanation is that two foreign currency convertible loans are being fully recognized as debt in the balance sheets with the conversion element valued to fair value. Please also see the discussion of the Group Income Statement above.

The two convertible loans, of EUR 31 million and USD 140 million, respectively, carry a combined book value of NOK 1 711 million, accounted for as current liabilities in the balance sheet. Including these loans, the total interest bearing debt amounted to NOK 3 947 million at the end of 2005, of which NOK 2 081 million was long-term debt. The significant fair value assessment of the convertible element of the bonds is a strong indication that the bonds will be converted to equity during 2006. The EUR 31 million convertible loan matures, and will be converted, into REC shares at March 31, 2006, whereas the USD 140 million convertible loan may be converted at March 13, 2006, September 8, 2006 or at maturity on December 1, 2006.

Assuming that the bonds had already been converted to equity, the equity ratio would have been approximately 38 percent by year-end 2005, which in the opinion of the Board provides a more relevant overview of the financial structure than the reported equity. Please refer to note 28 on page 77 for a more detailed explanation of the treatment of financial instruments under the IFRS accounting.


Segments' share of gross revenue
REC Wafer 53%
REC Silicon 34%
REC Solar 13%

The share capital increased by NOK 267 million to NOK 304 million during 2005

Liquidity

The REC Group held cash and cash equivalents of NOK 514 million at the end of 2005, compared with NOK 398 million at the beginning of the year. The REC Group is currently carrying out at complete refinancing at the Group level, which is expected to increase available funds significantly. The Board thus considers the liquidity position as satisfactory.

Segment analysis

REC Silicon

REC Silicon produces solar grade polysilicon for the photovoltaic industry and electronic grade polysilicon and silane gas for the electronics industry at two facilities in Moses Lake, Washington and in Butte, Montana in the USA.

REC Silicon reported revenues of NOK 1 018 million for 2005, compared with NOK 339 million in 2004. The EBITDA was NOK 413 million (26 million), and the EBITDA-margin correspondingly increased to 41 percent in 2005 from 8 percent in the previous year.

REC Silicon comprises Solar Grade Silicon (SGS) LLC and the recently acquired Advanced Silicon Materials (ASiMI) LLC and its polysilicon and silane gas facilities.

Excluding the acquisition of ASiMI, the revenue growth in REC Silicon was 34 percent, which primarily reflects price increases for the polysilicon shipped from the SGS-plant, and the increase in ownership in SGS during 2005

The SGS production increased by 11 percent to approximately 2 350 MT compared with 2004, but shipments actually declined by 11 percent to 2 400 MT due to a lower drawdown on inventories compared with the previous year.

REC Silicon retained its position as an industry leader in 2005, as higher production and higher productivity ensured further cost advances. The unit costs at the SGS plant were only marginally above the 2004-level, despite significantly higher prices for natural gas, higher depreciation and also increased maintenance costs.

The ASiMI operation was consolidated with effect from August 1, 2005, and contributed NOK 564 million to revenues. The production of polysilicon at ASiMI was approximately 1 150 MT from August-December.

The bulk of the ASiMI polysilicon production was electronic grade silicon shipped under existing contracts. Production will be shifted to solar grade silicon as these long-term contracts gradually expire over the course of the next several years. This will increase the Group's capacity for production solar grade silicon significantly

For 2006, close to 50 percent of the polysilicon production has been dedicated to REC

REC SILICON – KEY FINANCIAL FIGURES

(NOK MILL)	2005	2004
Revenues	1 018	339
EBITDA	413	26
EBITDA - margin	41%	8%

REC Wafer

REC Wafer produces polycrystalline wafers and monocrystalline ingots for the solar cell industry at two production facilities in Glomfjord and at Herøya in Norway.

REC Wafer reported revenues of NOK 1 596 million (884 million) for 2005. The EBITDA for 2005 was NOK 417 million (149 million), and the EBITDA-margin correspondingly increased to

REC WAFER – KEY FINANCIAL FIGURES

(NOK MILL)	2005	2004
Revenues	1 596	884
EBITDA	417	149
EBITDA - margin	26%	17%


Segment's share of EBITDA
REC Wafer 46%
REC Silicon 45%
REC Solar 9%

26 percent in 2005 from 17 percent in the previous year.

Excluding the acquisition of SiTech AS, the revenue growth in REC Wafer was 65 percent. This mainly reflects increased volumes, primarily as a result of capacity expansions at the Herøya plant in Southern Norway, increased production efficiency and a further reduction of wafer thickness.

Measured in megawatt (MWp) terms, the production of wafers increased by 78 percent to approximately 220 MWp, placing REC Wafer as the world's largest producer of wafers for solar energy applications.

The improved EBITDA-margins compared with the previous year are explained by economies of scale and improved productivity. Higher raw materials costs were more than outweighed by lower net silicon consumption per MWp produced, and significantly improved wafer yield.

A second wafer plant at Herøya is under construction and will increase the production capacity by approximately 190 MWp, to take gradual effect from the third and fourth quarter of 2006. While this will also add fixed costs in the short-term, the capacity increases will further strengthen REC Wafer's cost and market position in the medium- and long-term.

Measured in terms of MWp output per employee, the productivity in wafer production has almost doubled between 2003 and 2005. As a result of the expansions in progress, the productivity is expected to increase by close to 50 percent over the next two years. However, the productivity must be expected to be negatively affected by production ramp-up activities and hiring and training of new production personnel in 2006.

The acquisition of SiTech AS was consolidated with effect from July 1, 2005, and contributed NOK 72 million to the revenues in REC Wafer. REC SiTech is a monocrystalline silicon ingot producer with an annual production capacity of approximately 25 MWp. REC SiTech is located in Glomfjord, adjacent to REC's wafer plant.

REC SOLAR - KEY FINANCIAL FIGURES

(NOK MILL)	2005	2004
Revenues	404	214
EBITDA	86	-9
EBITDA – margin	21%	-4%

REC Solar

REC Solar produces solar cells at its plant in Narvik in Norway and solar cell modules at its facilities in Arvika, Sweden. The division also comprises the small systems installation company Solar Vision (PTY) Ltd. in South Africa.

REC Solar reported revenues of NOK 404 million (214 million) for 2005. The EBITDA for 2005 was NOK 86 million (-9 million), and the EBITDA-margin correspondingly increased to 21 percent from -4 percent in the previous year.

The 89 percent all-organic increase in revenues is primarily attributable to volume increases, as average prices for REC Solar increased only 5 to 6 percent.

The output from ScanCell increased by 84 percent to roughly 20 MWp, whereas the output from ScanModule more than doubled to 14 MWp.

Positive scale effects and improved production yields enabled REC Solar to reduce average unit costs significantly compared with 2004. These cost reductions by far outweighed the adverse effects of higher input costs, and explain the sharp improvement in EBITDA-margins.

In the opinion of the Board, REC Solar stands up well to industry standards in terms of product quality, yield and production systems. REC Solar should see further positive cost advances in 2006, as already implemented capacity expansions will allow for gradually increased production already from the first quarter of 2006. Measured in terms of solar power capacity, REC Solar aims for a near-doubling of production to 30 MWp in 2006 and expects to reach its designed production capacity of 45 MWp during the year.

REC ASA and allocation of profits

The activities in the parent company REC ASA comprise corporate functions, research and development and business development. These activities were scaled up significantly during 2005, as a result of major acquisitions and capacity expansions, and the planned application for a stock listing of the company in 2006


REC Group
reported figures
2400
1800
1200
600
0
05
04
Revenues
EBITDA

The parent company REC ASA had revenues of NOK 8 million in 2005, compared with NOK 6 million for 2004. Total operating costs increased by NOK 23 million to NOK 52 million, primarily reflecting the increased payroll expenses and other operating costs due to the higher level of activity. The operating loss thus increased to NOK 44 million in 2005, from NOK 22 million in the previous year. The profit before taxes increased to NOK 104 million, from a loss of NOK 36 million, primarily due to group contributions of NOK 148 million to utilize deferred tax assets throughout the Group. After a tax charge of 28 percent, the profit for the year was NOK 75 million, compared with a loss of NOK 23 million in 2004.

At the end of 2005, total equity for the parent company amounted to NOK 1 145 million, an increase of NOK 145 million during the year. Total assets increased by NOK 1 295 million to NOK 2 551 million, reflecting increased investments in subsidiaries and loans to subsidiaries. The equity ratio thus declined from 77 percent to 45 percent.

Total interest bearing debt was NOK 1 199 million at the end of the year, including convertible loans of NOK 1 195 million. The corresponding figures by the end of 2004 were NOK NOK 255 million.

The net cash flow from operating activities was NOK -24 million, compared with NOK -16 million in 2004, whereas the net cash flow from investing activities was NOK -1 141 million (NOK -127 million) and the net cash flow from financing activities NOK 947 million (NOK 380 million).

Please also refer to the discussion of the consolidated income statement, balance sheet and cash flow for the REC Group.

Allocation of profits

The distributable equity in the parent company was NOK 374 million as at 31 December 2005. Due to the growth strategy and aggressive expansion plans the Board believes these funds can be put to best use within the company, and thus does not propose any dividends to be paid out to the Shareholders for 2005.

Events after the balance sheet date

The USD 140 million convertible loan entered into on July 13, 2005, was almost fully converted (99.88 percent) on March 13, 2006. REC ASA consequently issued approximately 3.7 million new shares.

Financial market risks

The global market for PV solar systems has shown an average annual growth of more than 30 percent since 2000. The growth has been supported by government incentive programs in major markets such as Germany, Japan and USA, which combined account for approximately 90 percent of the global market. Several other major countries are also implementing government support programs, and many countries have also implemented legislative environmental targets which are expected to further support the demand for renewable energy sources such as PV solar power.

Although the REC Group believes government initiatives will continue to support demand growth in the years to come, the Board acknowledges that gradual reductions of the subsidy element emphasizes the need for continuous cost advances for the industry as such and also for the REC Group.

The REC Group believes its global position in the upstream part of the value chain offers protection to national or regional changes in subsidy structures. In the downstream activities the Group will be more exposed to these local risks.

Over the past few years, high energy prices have accentuated the interest for renewable energy sources such as PV solar power, and a generally healthy global economic environment and relatively low interest rates have also supported demand. The Board recognizes the importance of these external growth drivers but does not have any strong opinions with regards to the sustainability of the currently favorable business climate.

Summing up, most industry observers expect to see the market continue growing by between 20 percent and 30 percent annually in the foreseeable future, and, barring major adverse changes in the economic environment, the Board supports this view.

The REC Group thus views access to polysilicon feedstock as the main threat to the industry growth. Given its captive production at SGS and ASiMI, the REC Group will remain fully supplied with polysilicon in the medium term and will thus, to a high degree, be shielded from this risk factor.

Currency risk

Approximately three quarters of Group sales are denominated in foreign currencies, of which sales in EUR are the most important followed by USD sales. Foreign currencies also account for almost three quarters of Group purchases, of which USD is the most important. followed by EUR.

Split by division, almost all revenues and purchases in REC Silicon are incurred in USD. In REC Wafer, some 40 percent of purchases are denominated in USD and the remainder split between EUR and NOK. Roughly two-thirds of sales are denominated in EUR and one-third in NOK.

In REC Solar, two-thirds of purchases are denominated in EUR and one third in NOK and SEK Sales are almost to the full extent denominated in EUR.

The gross and net currency flows expose the REC Group to fluctuations in the exchange rates The Group seeks to reduce the risks associated with this exposure by debt issuance in foreign currency and by the use of other financial instruments. such as forward contracts and currency options. The Group's general policy is to cover between 80 percent and 100 percent of the transaction foreign exchange exposure on a rolling 12 month basis The policy covers the exposure for a total 48 months. with gradually declining coverage.

Interest rate risk

In terms of debt, The REC Group is primarily funded through interest bearing loans tied to NIBOR and two foreign currency convertible bonds of EUR 31 million and USD 140 million, respectively. The company is thus exposed to fluctuations in the short-term interest level. and to fluctuations in the currency rates. The REC Group is currently in a process of a major refinancing of the Group. which to a great extent will lift the funding of the operations from the subsidiaries to the Group level.

The Group's strategy for interest risk coverage is to lock-in interest rate over a period of two to four years At any given time, at least 25 percent of loans are attached to variable interest rates and at least 25 percent to fixed interest rates The Group uses future interest agreements. interest yield agreements. interest options and structured combinations of these instruments

Credit risk

All new customers are credit checked before entering into long-term contracts Given the transparency of the industry, the relatively small number of end-customers, and the strong product demand. the credit risk is generally perceived to be low. Over the course of its history, the REC Group has had only negligible write-downs on its receivables.

Organization

Dr Alf Bjørseth, founder and former President and CEO of REC, decided to leave the company to concentrate on new entrepreneurial projects as of September 30, 2005. Under his management. the REC Group has become the only fully integrated solar energy company in the world, with production in all parts of the value chain - from raw materials to complete solar modules The Board appointed Mr. Erik Thorsen, former CEO of Tomra Systems ASA, as new President and CEO of REC in June 2005. The Board would like to thank Dr Bjørseth for the efforts he has put into the development of REC

Health, safety and environment

Aiming to be an industry-leader, health. safety and environmental care is a top priority Several programs are in place to promote a safety-oriented culture and safe practices in all parts of the REC Group. as well as to ensure process safety and mechanical integrity As in 2004, the REC Group experienced no serious injuries or loss of life in 2005. The smaller injuries which were reported mainly relate to soft tissue strain, minor cuts and bruises. some of which resulted in lost time. All injuries have been documented and measures adopted to avoid recurrence.

There was no significant damage to property or equipment in 2005, as was also the case in 2004.

In general. the working environment in the REC Group is satisfactory. Absence on sick leave was approximately 5 percent. which was on par with 2004. The REC Group aims to keep this low by continuously improving the working and safety conditions.

Equal opportunity employer

The REC Group and all its subsidiaries are committed to equal employment opportunity in all their employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race. color, creed. sex, sexual orientation. national origin. religion, marital status, disability, or any other protected status.

The REC Group requires that all employees cooperate fully to ensure the fulfillment of this commitment in all actions and decisions, including hiring, promotions. upgrades. transfers, layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential.

Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors.

Despite these principles, REC ASA has no female Directors. In October 2005, the company employed its first female executive at the REC Group Management level. Both the Board of Directors and the corporate management are aware of social expectations and regulations concerning the promotion of gender equality on the Board and will take action to comply with new regulation within the transition period.

During the last months of 2005, REC has completed a number of high level competency recruitments both within the technological field as well as the commercial field.

Code of Conduct

The REC Group conducts its business in alignment with four basic values and a recently established Code of Conduct. This new company Code builds on the four basic values:

- We are customer-focused
- We deliver quality in our work and products
- We are alert and take responsibility
- We respect and take care of each other

These values are intended to ensure satisfied and loyal customers and good and meaningful jobs for employees, and to give shareholders the confidence that resources are being put to use to provide the best possible return on capital invested.

Environmental effects

The REC Group continuously works on assuring the quality of the operations in all its subsidiaries. The Group's vision to increase the use of clean and renewable energy, and thereby reduce the negative environmental impact from traditional energy sources, underlines the Group's emphasis on the significance of the environment

The Group will continue its efforts to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions; and continue to reduce energy consumption and other emissions to the environment.

Energy is an important input factor in the REC Group's value chain. In particular in the production of polysilicon. The REC Group continuously strives at reducing the energy consumption as this will also be an important contribution to the total unit cost of production. If successful, the next significant contribution to reducing energy consumption in polysilicon production will be through the implementation of the new proprietary fluidized bed reactor (FBR) technology for production of granular polycrystalline silicon. Compared with the currently dominating technology – commonly referred to as Siemens reactors, FBR will allow radically reduced energy consumption.

With regards to emissions to air and water the REC Group conducts its operations in accordance with permits granted by local and national authorities, and all the Group's plants have obtained all necessary permits. In connection with the capacity expansions at the wafer plants at Herøya and in Glomfjord, REC Wafer has been granted new permits for emissions to water.

Shareholder relations and corporate governance

The REC Group intends to apply for a listing on the Oslo Stock Exchange during 2006, and will seek to adopt and comply with the regulations and principles implied in the Norwegian Code of Practice for Corporate Governance

In preparation for this, REC Group has established a set of revised Governance Principles and the Group's approach to Corporate Governance at REC is covered in more detail in a separate chapter in this Annual Report.

Outlook

The global market for PV solar cells has grown at a strong pace for a number of years, and increased by a healthy 34 percent in 2005 according to Solarbuzz 2006. Forecasts by industry analysts indicate that the market for PV solar energy will continue to show strong growth also in the future. While acknowledging the risk factors discussed above, the REC Group shares this optimism and remains confident that PV solar power is the best answer to the world's long-term needs for affordable and clean energy.

The REC Group has outpaced the industry in terms of produced solar energy capacity, and continued to build on its cost-leadership position in the upstream part of the value chain in 2005. The Group intends to build on these competitive advantages also in 2006, and will increase capacity throughout the value chain during the year.

The supply of polysilicon will be gradually increased through conversion of ASiMI's production from electronic grade to solar grade silicon, while the wafer production will be significantly increased with the start-up of a new production line in the second half of the year.

Significant capacity increases have already been implemented in the cell and modules businesses in REC Solar, which will more than double the downstream production capacity during 2006

Høvik, March 23, 2006
Board of Directors

Tore Schiøtz
Chairman of the Board

Rune Bjerke
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Ole Enger
Member of the Board

Paul Kloppenborg
Member of the Board

Halvor T. Svartdal
Member of the Board

Roar Engeland
Member of the Board

Erik Thorsen
President and CEO

Consolidated balance sheet

REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
ASSETS					
Non-current assets					
Goodwill	8	545 747	392 961	200 124	248 543
Other intangible assets	8	83 392	28 350	28 508	32 550
Intangible assets		629 139	421 311	228 632	281 093
Land and buildings	7	741 884	338 205	181 719	185 037
Machinery and equipment	7	2 344 726	402 737	548 910	450 837
Other tangible assets	7	274 594	51 000	54 024	53 612
Property, plant and equipment		3 361 204	791 942	784 653	689 486
Investments in associates	9	58 150	10 910	10 910	5 888
Investments in shares	11	38 190	3 087	3 086	1 091
Other long-term receivables	13	37 468	13 080	13 080	21 844
Financial assets		133 808	27 077	27 076	28 823
Deferred tax assets	19	188 229	111 576	113 205	110 639
Total non-current assets		4 312 380	1 351 906	1 153 566	1 110 041
Current assets					
Inventories	14	351 009	196 952	207 544	293 939
Trade receivables	13	364 723	167 661	189 538	127 681
Other receivables	12, 13	521 745	61 114	65 601	39 312
Cash and cash equivalents	15	513 962	398 440	415 185	52 322
Total current assets		1 751 439	824 167	877 868	513 254
Total assets		6 063 819	2 176 073	2 031 434	1 623 295

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital	16	304 319	37 286	37 286	26 436
Treasury shares	16	-225	0	0	-766
Share premium	16	790 987	1 004 909	1 004 909	684 959
Paid-in capital		1 095 081	1 042 195	1 042 195	710 629
Other equity and retained earnings	17	131 794	37 932	-103 980	-79 333
Profit/loss for the year	17	3 923	-6 089	-62 593	-128 181
Other equity and retained earnings		135 717	31 843	-166 573	-207 514
Minority interest		0	0	49 245	146 789
Total shareholders' equity		1 230 798	1 074 038	924 867	649 904
Non-current liabilities					
Retirement benefit obligations	20	115 063	22 303	14 676	10 774
Deferred tax liabilities	19	44 091	0	0	0
Long-term loans, interest bearing	18, 30	2 081 397	416 260	575 486	559 118
Derivative financial instruments-convertible loans	18, 28	0	255 394	0	0
Provisions, other liabilities and charges	21	21 804	15 790	15 790	9 367
Total non-current liabilities		2 262 355	709 747	605 952	579 259
Current liabilities					
Trade payables		257 600	202 557	212 608	148 733
Tax payables		17 386	223	0	0
Provisions, other liabilities and charges	21	430 022	64 260	66 591	65 539
Derivative financial instruments-convertible loans	28	1 711 428	0	0	0
Short-term loans, interest bearing	18, 30	154 230	125 248	221 416	179 860
Total current liabilities		2 570 666	392 288	500 615	394 132
Total liabilities		4 833 021	1 102 035	1 106 567	973 391
Total liabilities and equity		6 063 819	2 176 073	2 031 434	1 623 295

Høvik, March 23 2006

Tore Schiøtz
Chairman of the Board

Halvor F. Svartdal
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Rune Bjerke
Member of the Board

Paul Kloppenborg
Member of the Board

Roar Engeland
Member of the Board

Ole Enger
Member of the Board

Erik Thorsen
President and CEO

Consolidated income statement

REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
Revenues	6, 22	2 453 916	1 270 192	1 418 140	289 402
Raw materials and consumables used		-620 903	-513 436	-512 401	-62 109
Changes in inventories of finished goods and work in progress		4 477	-60 909	-81 902	53 581
Employee compensation and benefit expense	20, 22, 24	-409 854	-261 996	-291 539	-138 696
Other operating expenses	22, 23	-597 455	-292 791	-377 049	-230 162
Earnings before financial items, taxes, depreciation and amortization (EBITDA)	2	830 181	141 060	155 249	-87 984
Amortization of intangible assets	8	-13 648	-3 415	-55 890	-20 859
Impairment of tangible assets	7	-13 733	-6 593	-6 593	-4 293
Depreciation of tangible assets	7	-201 353	-91 228	-96 443	-31 550
Earnings before financial items and taxes (EBIT)		601 447	39 824	-3 677	-144 686
Share of loss of associates	9	-7 052	-1 578	-1 578	-5 790
Interest income	25	6 261	1 440	1 548	1 377
Impairment of financial assets	25	0	-6 715	-6 715	-3 661
Interest expense	25	-146 784	-46 074	-46 058	-28 235
Other financial income/expenses	25	69 248	-1 372	4 751	-18 794
Fair value/foreign exchange effect on convertible loans	25, 28	-493 037	6 123		
Profit/loss before tax		30 083	-8 352	-51 729	-199 789
Income tax expense/benefit	19	-26 160	2 263	3 608	56 727
Profit/loss for the year		3 923	-6 089	-48 121	-143 062
Attributable to:					
Equity holders of the Company		3 923	-6 089	-62 593	-128 181
Minority interest		0	0	14 472	-14 881
		3 923	-6 089	-62 593	-128 181
Earnings per share for profit attributable to the equity holders of the Company during the year (in NOK per share)					
- basic	26	0.26	-0.48		
- diluted	26	0.26	-0.48		

Consolidated statement of recognized income and expense

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004
Actuarial losses on defined benefit pension schemes, net of tax		-22 662	-2 258
Effect of SGS acquisition	17, 31	107 880	0
Currency translation differences		30 919	4
Changes in accounting principles, fair value effect on convertible loans January 1, 2005, net of tax		-35 941	0
Net income recognized directly in equity		80 196	-2 254
Profit/loss for the year		3 923	-6 089
Total recognized income and expense for the year	17	84 119	- 8 343
Attributable to the equity holders of the Company	17	84 119	-8 343

Consolidated statement of cash flows

REC Group

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
Cash flows from operating activities					
Profit/loss before tax		30 083	-8 352	-51 729	-199 789
Amortization of intangible assets		13 468	3 415	55 890	20 859
Impairment of assets		13 733	13 308	13 308	7 954
Adjustments for depreciation of assets		201 353	91 228	96 443	31 550
Adjustments for changes in pension liabilities		2 749	3 744	3 759	4 658
Share of loss of associates		7 052	1 578	0	0
Fair value/foreign exchange effect on convertible loan		493 037	-6 123	0	0
Other items		-4 344	8 263	11 962	8 851
Changes in operating assets and liabilities:					
Changes in trade receivables		-407 507	-59 174	-62 262	-26 817
Changes in inventories		-1 854	67 285	86 305	-75 863
Changes in trade payables		208 217	82 999	64 027	2 502
Net cash flow from operating activities		555 987	198 171	217 703	-226 095
Cash flows from investing activities					
Purchase of investments in shares/joint venture		-95 386	-18 710	-11 527	-74 235
Purchases of property. plant and equipment	7	-426 434	-202 280	-205 191	-66 239
Acquisition of subsidiary. net of cash acquired	31	-1 888 335	0	0	0
Proceeds from sale of property, plant and equipment		1 905	0	0	0
Net cash flow from investing activities		-2 408 250	-220 990	-216 718	-140 474
Cash flows from financing activities					
Proceeds from issuance of ordinary shares		34 000	308 874	308 874	158 200
Proceeds from issuance of convertible bond		913 080	0	0	0
Repayments of borrowings		-906 301	0	0	0
Changes in financing receivables		-19 124	-3 431	-3 431	372
Changes in short-terms loans		28 982	41 600	41 600	7 408
Proceeds from long-term loans		1 906 451	23 490	17 367	172 035
Other items		0	0	-2 165	-7 385
Net cash flow from financing activities		1 957 088	370 533	362 245	330 630
Net increase/decrease in cash and cash equivalents		104 825	347 714	363 230	-35 939
Cash and cash equivalents[1] at beginning of the year		398 440	50 348	52 324	87 422
Foreign currency effect on cash and cash equivalents[1]		10 696	378	-369	841
Cash and cash equivalents[1] at end of the year		513 962	398 440	415 185	52 324

[1]This line under NGAAP only refers to cash at hand and in bank



Index to the Notes

REC Group

Notes to the consolidated financial statements

REC Group

1 General information

Renewable Energy Corporation ASA (the Company) and its subsidiaries (together the REC Group) is a significant player in the international solar energy industry. The areas of operation are principally the development and sale of products related to the photo voltaic (PV) industry The Company is a limited liability company incorporated and domiciled in Norway The address of its registered office is Veritasveien 14. Høvik

These consolidated financial statements have been approved for issue by the Board of Directors on March 23. 2006

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the IFRS years presented, unless otherwise stated

2.1 Basis of preparation and statement of compliance
The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated The consolidated financial statements of the REC Group have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. The disclosures required by IFRS 1 concerning the transition from generally accepted accounting principles in Norway. (NGAAP) to IFRS are given in note 5. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4

Standards, interpretations and amendments to published standards that are not yet effective:
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the REC Group's accounting periods beginning on or after January 1, 2006 or later periods and which the Group has not early adopted Those which may affect the REC Group's results in the future are:

- IFRIC 4. DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE (effective from January 1. 2006) IFRIC 4 requires that the determination of whether an arrangement is or contains a lease should be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. IFRIC 4 is not relevant to the REC Group's operations at this point in time

- IAS 39 (AMENDMENT). CASH FLOW HEDGE ACCOUNTING OF FORECAST INTRAGROUP TRANSACTIONS (effective from January 1. 2006) The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements. provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The impact of this amendment may be that certain of the REC Group's intercompany transactions will qualify as a hedged item in the consolidated financial statements The REC Group will apply this amendment from annual periods beginning January 1. 2006

- IAS 39 (AMENDMENT). THE FAIR VALUE OPTION (effective from January 1. 2006) This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The REC Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the REC Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss The REC Group will make appropriate considerations related to this from January 1. 2006

- IAS 39 AND IFRS 4 (AMENDMENT), FINANCIAL GUARANTEE CONTRACTS (effective from January 1. 2006) This amendment requires issued financial guarantees. other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred. and (ii) the expenditure required to settle the commitment at the balance sheet date. Management have considered this amendment and concluded that it is not currently relevant to the REC Group

- IFRS 7. FINANCIAL INSTRUMENTS: DISCLOSURES AND A COMPLEMENTARY AMENDMENT TO IAS 1. PRESENTATION OF FINANCIAL STATEMENTS - CAPITAL DISCLOSURES (effective from January 1. 2007) IFRS 7 introduces new disclosures to improve the information about financial instruments It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments. including specified minimum disclosures about credit risk, liquidity risk and market risk. including sensitivity analysis to market risk It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions. and disclosure requirements in IAS 32. Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital The REC Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures as required by the amendment of IAS 1 The REC Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1. 2007

The Following amendment is early adopted;
- IAS 19 (AMENDMENT), EMPLOYEE BENEFITS (effective from January 1. 2006). The impact of this amendment is that actuarial gains and losses that under IFRS were deferred and expensed by using the corridor approach now will not show as an expense in the income statement but are recognized immediately in full. directly to equity, through the Statement of Recognized Income and Expense. The other amendments refer to defined benefit plans that share risks between various entities under common control and contractual agreements between multi-employer plans and their participants on distribution of surpluses None of these other amendments are relevant for REC Group The REC Group will apply the amendment (which affects only actuarial gains and losses) from annual periods beginning January 1. 2004

2.2 Consolidation
(a) Subsidiaries
Subsidiaries are all entities over which the REC Group has the power to govern the financial and operating policies generally requiring a shareholding of more than one half of the voting rights The existence and effect of potential voting rights or options that are currently exercisable or convertible are considered when assessing whether the REC Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the REC Group They are de-consolidated from the date that control ceases

The purchase method of accounting is used to account for the acquisition of subsidiaries by the REC Group The cost of an acquisition is measured as the fair value of the assets given. equity instruments issued and liabilities incurred or assumed at the date of exchange. plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest The excess of the cost of acquisition over the fair value of the REC Group's share of the identifiable net assets acquired is recorded as goodwill (see Note 2 6) If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired. the difference is recognized directly in the income statement. Step acquisitions: both an increase in ownership of a joint venture that becomes a subsidiary and an increase in ownership in a subsidiary company are accounted for in line with the requirements of IFRS 3 with goodwill being recognized at each step of the acquisition when applicable Where the group purchases shares from a minority interest, the excess value is considered to be goodwill

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the REC Group

(b) Associates
Associates are all entities over which the REC Group has significant influence but not control. generally encompassing a shareholding of between 20% and 50% of the voting rights Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost (see Note 2 6)

The REC Group's share of its associates' post-acquisition profits or losses is recognized in the income statement. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment When the REC Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the REC Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate Unrealized gains on transactions between the REC Group and its associates are eliminated to the extent of the REC Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the REC Group

(c) Joint ventures
The REC Group's interests in jointly controlled entities are accounted for by proportionate consolidation The REC Group combines its share of the joint ventures' individual income and expenses. assets and liabilities and cash flows on a line-by-line basis with similar items in the REC Group's financial statements The REC Group recognizes the portion of gains or losses on the sale of assets by the REC Group to the joint venture that are attributable to the other ventures The REC Group does not recognize its share of profits or losses from the joint venture that result from the REC Group's purchase of assets from the joint venture until it resells the assets to an independent party. However. a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets. or an impairment loss

2.3 Segment reporting
A business segment is a distinguishable component of the Group that is engaged in providing products that are subject to risks and returns that are different from those of other business segments; this also corresponds to the internal management reporting in the REC Group A geographical segment is engaged in providing products within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments (see Note 6)

2.4 Foreign currency translation

(a) FUNCTIONAL AND PRESENTATION CURRENCY

Items included in the financial statements of each of the REC Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in NOK which is the Company's functional and presentation currency.

(b) TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary financials items such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss

(c) GROUP COMPANIES

The results and financial position of all the REC Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i) Assets and liabilities for each balance sheet presented are translated at the closing rate;
(ii) Income and expenses for each income statement are translated at average exchange rates; and
(iii) All resulting exchange differences from translation are recognized as a separate component of equity

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale The REC Group does not as at December 31, 2005 hold any investments or borrowings accounted for as net investments hedges

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate

2.5 Property, plant and equipment

Land and buildings comprise mainly operating plants and offices All property, plant and equipment is stated at historical cost less depreciation Historical cost includes expenditures that are directly attributable to the acquisition of the items

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the REC Group and the cost of the item can be measured reliably All other costs are charged to the income statement during the financial period in which they are incurred

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use Other borrowing costs are expensed.

Land is not depreciated Depreciation on other assets is calculated using the straight-line method, to their residual values over their estimated useful lives, as follows:

• Buildings	20-25 years
• Machinery and equipment	7-10 years
• Other tangible assets	3-10 years

The assets' residual values and useful lives are reviewed, and adjusted if necessary, at each balance sheet date An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are reported in the income statement.

2.6 Intangible assets

(a) GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the REC Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition Goodwill on acquisitions of associates is included in investments in associates Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses relating to goodwill are not reversed When applicable gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing Each of those cash-generating units represents the REC Group's investment determined by each primary reporting business segment (see Note 27)

(b) LICENSES AND OTHER INTANGIBLE ASSETS

Licenses and other intangible assets that have a definite useful life and are carried at historical cost less accumulated amortization Amortization is calculated using the straight-line method to allocate the cost of licenses and other intangible assets over their estimated useful lives (10 years) The REC Group has no indefinite lived intangible asset other than goodwill

(c) RESEARCH AND DEVELOPMENT
Research expenditures are recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are capitalized as intangible assets when it is probable that the project will be successful considering its commercial and technological feasibility. and costs can be measured reliably Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods Development costs with a finite useful life that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. not exceeding five years

2.7 Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount The recoverable amount is the higher of an asset's fair value less costs to sell and value in use For the purposes of assessing impairment. assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets
The REC Group classifies its financial assets in the following categories: at fair value through profit or loss. loans and receivables. held-to-maturity financial assets, and available-for-sale financial assets The classification depends on the purpose for which the financial assets were acquired Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date

(a) FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) LOANS AND RECEIVABLES
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets Loans and receivables are reported in trade and other receivables in the balance sheet (see Note 2 11).

(c) HELD-TO-MATURITY INVESTMENTS
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the REC Group's management has the positive intention and ability to hold to maturity During the year, the REC Group did not hold any investments in this category

(d) AVAILABLE-FOR-SALE FINANCIAL ASSETS
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date (see Note 11)
Purchases and sales of investments are recognized on the date on which the REC Group commits to purchase or sell the asset (trade date) Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the REC Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost which for receivables approximates to historical cost.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement within 'Fair value/foreign exchange effect on convertible loans', together with interest and dividend income. in the period in which they arise Changes in the fair value of financial assets or securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired. the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities. Dividends on available-for-sale equity instruments are recognized in the income statement when the REC Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial investments is not active or does not exist (i.e for unlisted securities). the REC Group carries the investments at cost

The REC Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired In the case of equity securities classified as available for sale. a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets. the cumulative loss - measured as the difference between the acquisition cost and the current fair value. less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in the income statement Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement Impairment testing of trade receivables is described in note 2 11

2.9 Accounting for derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. and if so, the nature of the item being hedged The REC Group does not meet IAS 39 requirements to apply hedge accounting. and therefore the fair value changes of derivative financial instruments are reported in the income statement within 'Other financial income/expenses'

2.10 Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in. first-out (FIFO) method The cost of finished goods and work in progress comprises design costs, raw materials. direct labor. other direct costs and related production overheads (based on normal operating capacity) and excludes borrowing costs Net realizable value is the estimated selling price in the ordinary course of business. less applicable variable selling expenses

2.11 Trade receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less provisions for impairment A provision for impairment of trade receivables is established when there is objective evidence that the REC Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulty of the debtor, probability that the debtor will enter bankruptcy or financial reorganization. and default or delinquency in payments. are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. the amount of the provision is recognized in the income statement

2.12 Government grants
Grants from the government are recognized at their fair value when there is reasonable assurance that the grant will be received and the REC Group will comply with all attached conditions (see Note 22)

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate

2.13 Cash and cash equivalents
Cash and cash equivalents include cash in hand and deposits held at call with banks. and bank overdrafts Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.14 Share capital
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction. net of tax. from the proceeds

Where any Group company purchases the Company's equity share capital (Treasury shares). the consideration paid. including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects. are included in equity attributable to the Company's equity holders

2.15 Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period the borrowings are outstanding using the effective interest method Borrowings are classified as current liabilities unless the REC Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

REC group has two convertible bonds that are denominated in a foreign currency Following recent IFRIC guidance. a foreign currency convertible bond is not a compound financial instrument and is classified wholly as a liability in the financial statements. Following IAS 39. by defenition. foreign currency denominated convertible debt contains embedded derivative in relation to the conversion option, and the foreign exchange rates must be remeasured to market at reporting date (see Note 28).

2.16 Income tax
The tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible The group's liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date

Deferred tax is provided in full, using the liability method. on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. It is not recognized Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates. except where the timing of the reversal of the temporary difference is controlled by the REC Group and it is probable that the temporary difference will not reverse in the foreseeable future

2.17 Employee benefits

(a) PENSION OBLIGATIONS

REC Group companies operate a number of pension schemes The schemes are generally funded through payments to insurance companies or trustee-administered funds. determined by periodic actuarial calculations The REC Group has both defined benefit and defined contribution plans A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement usually dependent on one or more factors such as age. years of service and compensation A defined contribution plan is a pension plan under which the REC Group pays fixed contributions into a separate entity The REC Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds in Norway at the balance sheet date with a 10 year maturity adjusted for additional term to maturity of the related pension liability

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity via the Statement of Recognized Income and Expense in the period in which they arise.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case. the past-service costs are amortized on a straight line basis over the vesting period The REC Group have not made any changes that are subject to vesting conditions

For defined contribution plans, the REC Group pays contributions to privately administered pension insurance plans on a mandatory contractual or voluntary basis. The REC Group has no further payment obligations once the contributions have been paid The contributions are recognized as employee benefit expense when they are due Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) TERMINATION BENEFITS

Termination benefits are payable when employment is terminated before the normal retirement date. or whenever an employee accepts voluntary redundancy in exchange for these benefits The REC Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(c) BONUS PAYMENT

The REC Group recognizes a liability and an expense for bonuses, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments The REC Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.18 Provisions

Provisions for environmental restoration. restructuring costs and legal claims are recognized when: the REC Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments Provisions are not recognized for future operating losses

Where there are a number of similar obligations. the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Assessment of fair value and likelihood is made at each reporting date Provisions are provided at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.19 Revenue recognition

Revenue comprises the fair value for the sale of goods, net of value-added tax returns, rebates and discounts and after eliminated sales within the REC Group. Revenue is recognized:

When a REC Group entity has delivered products to the customer; the customer has accepted the products and collectibility of the related receivables is reasonably assured REC products are often sold with a right of return. Accumulated experience is used to estimate and provide for such returns at the time of sale.

2.20 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leases of property, plant and equipment where the REC Group has substantially all the risks and rewards of ownership are classified as finance leases Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term

2.21 Dividend distribution

Dividend distributions to the Company's shareholders are recognized as a liability in the REC Group's financial statements in the period in which the dividends are approved by the Company's shareholders



3 Financial risk management

3.1 Financial risk factors

The REC Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk The REC Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the REC Group's financial performance The REC Group uses derivative financial instruments to hedge certain risk exposures, but does not meet IAS 39 requirements to apply hedge accounting

Risk management is carried out by local entities based on policies developed by head office and approved by the Board of Directors The entities identify, evaluate and hedge financial risks in close co-operation with the REC Group management. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk and interest-rate risk.

(a) CURRENCY RISK

At the beginning of 2006, the REC Group finalized the development of a new and revised financial policy in connection with the refinancing of the entire REC Group. Through this process, financing will be lifted from subsidiary level to REC Group level and this will further enable a centralized implementation of foreign exchange risk mapping and management

The REC Group operates internationally and is exposed to foreign exchange risk, primarily with respect to the US dollar, NOK, EUR and SEK. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations

To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the REC Group use forward contracts Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. The individual entities are responsible for managing their net position in each foreign currency by using external forward currency contracts.

The REC Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the REC Group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies

(b) CREDIT RISK

The REC Group has no significant concentrations of credit risk It has policies in place to ensure that sales of products are made to customers with an appropriate credit history Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions

(c) LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the REC Group aims to maintain flexibility in funding by keeping committed credit lines available.

(d) CASH FLOW AND FAIR VALUE INTEREST RATE RISK

As the REC Group has no significant interest-bearing assets, the REC Group's income and operating cash flows are substantially independent of changes in market interest rates

The REC Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the REC Group to cash flow interest-rate risk Borrowings issued at fixed rates expose the REC Group to fair value interest-rate risk REC Group policy set to balance interest-rate risk through a combination of variable and fixed interest rate borrowings. The group aims to ensure that at least 25% of borrowings are fixed, and 25% of borrowings are floating, with the remainder being set as appropriate. Interest rate swaps are utilized, where necessary, to achieve the desired balance

The REC Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swaps Such interest-rate swaps have the economic effect of converting borrowings from floating rates to fixed rates Under the interest-rate swaps, the REC Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts

(e) DERIVATIVES THAT DO NOT QUALIFY FOR HEDGE ACCOUNTING
All derivative instruments do not qualify for hedge accounting Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement. within 'Other financial income/expenses'

3.2 Fair value estimation
The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the REC Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques if not measured at cost The REC Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows. are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date These calculations are performed by independent brokers

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values

4 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors. including expectations of future events that are believed to be reasonable under the circumstances

4.1 Critical accounting estimates and assumptions
The REC Group makes estimates and assumptions concerning the future The resulting accounting estimates will, by definition. seldom equal the related actual results The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below

(a) ESTIMATED FAIR VALUE OF CASH GENERATING UNITS
The REC Group tests annually whether goodwill has suffered any impairment. or when there are impairment indicators related to other assets. in accordance with the accounting policy stated in note 2.6 The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 7)

(b) INCOME TAXES
The REC Group is subject to income taxes in numerous jurisdictions Significant judgment is required in determining the worldwide provision for income taxes There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The REC Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due Where the final tax outcome of these matters is different from the amounts that were initially recorded. such differences will impact the income tax and deferred tax provisions in the period in which such determination is made If the actual final outcome (on the judgment areas) differs significantly from management's estimates. the Group would need to increase or decrease the tax liability and the deferred tax liability

(c) FAIR VALUE OF DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS
The fair value of financial instruments that are not traded in an active market (for example. over-the-counter derivatives) is determined by using valuation techniques. The REC Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. These calculations are performed by brokers who are independent of the group



5 Transition to international financial reporting standards

(NOK in thousand)

The REC Group is reporting its financial results for the first time in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the Norwegian Accounting Act. This statement presents and explains how the transition from Norwegian Generally Accepted Accounting Principles (NGAAP) to IFRSs has affected the group's financial position, performance and cash flows. The date of transition is January 1. 2004

Highlights
2004 REC Group earnings before financial items, taxes. depreciation and amortization increased to NOK 39 824 (NGAAP NOK -3 677) and 2004 REC Group loss before tax declined to NOK -8 352 (NGAAP NOK -51 729). due mainly to the fact that amortization of goodwill under NGAAP has been reversed in the IFRS results

Total equity as at December 31 of 2004 increased to NOK 1 074 034 (NGAAP NOK 924 867), due mainly to reversal of amortization of goodwill under NGAAP totalling NOK 56 780 and the inclusion of NOK 192 679 of goodwill on acquisitions of the minority interest in a subsidiary Under NGAAP the acquisition was accounted for using book values

2004 REC Group net cash flow decreased by NOK 15 516 as a result of the transition This is due to the change of accounting for Solar Grade Silicon LLC ("SGS") from consolidation with a minority interest under NGAAP to being accounted for as a joint venture under IFRS

The standards giving rise to most significant changes to the audited consolidated results of the group on transition from NGAAP to IFRS were: IAS 27 Consolidation. IAS 31 Joint Ventures. IFRS 3 Business combinations. IAS 19 Employee Benefits and IAS 16 Property. Plant and Equipment

5.1. Basis of preparation
IFRS 1 First Time Adoption of International Financial Reporting Standards permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period The REC Group has taken the following optional exemptions:
(a) Business combinations (IFRS 3): The group has chosen not to restate business combinations prior to the transition date;
(b) Employee benefits (IAS 19): All cumulative actuarial gains and losses have been recognized directly to equity on transition date;
(c) Financial instruments (IAS 39): The group has taken the exemption not to restate 2004 comparatives information for IAS 32 Financial Instruments: Disclosure and Presentation. and IAS 39 Financial Instruments: Recognition and Measurement; As a result. financial instruments are reported in the December 31. 2004 balance sheet and 2004 income statements according to NGAAP;
(d) Cumulative translation differences (IAS 21): The group has adopted the exemption allowing the cumulative translation differences related to foreign subsidiaries to be reset to zero at transition date.

A summary of the principal differences between NGAAP and IFRS as applicable to REC is as follows:

5.2. Explanation of IFRS adjustments to the consolidated opening balance sheet as at January 1, 2004

a) PROPERTY. PLANT AND EQUIPMENT
IAS 16 requires that each part of an item of property. plant and equipment with a cost that is significant in relation to the total cost is depreciated separately, which is commonly referred to as "component accounting". A full exercise was performed on transition to calculate the position as if component accounting had always been in effect. The impact on the opening balance sheet is an increase in property. plant and equipment of NOK 2 003. to a total of NOK 683 958

b) DEFERRED TAXES
The REC Group has recognized deferred taxes on temporary differences on investments in subsidiaries under NGAAP When the shares in REC ScanCell. REC Solar AS and REC ScanWafer AS were acquired. the original tax values were transferred from previous owners This resulted in a higher book value than the tax values. and a temporary deferred tax liability was generated According to IFRS. such a liability should not be recognized and therefore deferred tax liabilities have been reduced by NOK 3 482

Changes in the treatment of taxes related to government grants have resulted in a reduction to deferred tax assets of NOK 1 917 at January 1. 2004. Under NGAAP, deferred tax assets were recognized for differences between the carrying values of assets in the financial statements and the tax values which arise from the receipt of government grants These differences are not recognized as deferred tax assets under IFRS. because deferred tax assets are not recognized on initial recognition

The REC Group has reviewed the requirements under IAS 19 and have reduced the discount rates for the pension schemes compared to previous Norwegian GAAP The impact on the opening balance sheet is an increase in the pension liability of NOK 3 298 and recognizing unrecognized actuarial gains and losses in pension schemes against equity. which impacts the deferred tax amount by NOK 923

Other changes amounting to NOK 467 relate to the deferred tax impact of changes in property. plant and equipment detailed above

Summary of deferred tax adjustments:	
Investment in subsidiaries	3 482
Government grants	-1 917
Pensions	923
Property, plant and equipment	-467
Increase in deferred tax assets	2 021

c) RETIREMENT BENEFIT OBLIGATIONS
The REC Group has reviewed the requirements under IAS 19 and reduced the discount rates for the pension schemes compared to previous Norwegian GAAP The impact on the opening balance sheet is an increase in the pension liability of NOK 3 298 and recognizing previously unrecognized actuarial gains and losses in pension plans against equity.

d) BORROWINGS
Under NGAAP the REC Group treated most of their leases as operating leases Under IFRS, due to stricter requirements. some of these leases are considered to be finance leases, requiring the leased assets to be capitalized. with a corresponding liability being recorded in the REC Group accounts The impact on the balance sheet is an increase in property. plant and equipment of NOK 335 and an increase in other short term liabilities of NOK 335.

e) EQUITY
The net effect of all of the above changes is booked against equity in the opening balance sheet of January 1. 2004 amounting to NOK 391

5.3. Explanation of IFRS adjustments to the consolidated balance sheet as at December 31, 2004

f) PROPERTY. PLANT AND EQUIPMENT
As detailed in 5 2 a), the implementation of component accounting has impacted the opening balance sheet The impact on the balance sheet as of December 31, 2004. was an increase of NOK 14 415. to a total of NOK 791 942

g) INTANGIBLE ASSETS
The increase of NOK 192 679 is due to two factors: the recognition of goodwill on an acquisition (see Note p, u) and the reversal amortization of goodwill under NGAAP totalling NOK 56 780 (see Note o) Goodwill is not amortized under IFRS

h) DEFERRED TAX ASSETS
Under NGAAP, deferred tax assets were recognized for differences between the carrying values of assets in the financial statements and the tax values from the receipt of government grants These differences are not recognized as deferred tax assets under IFRS

The REC Group has reviewed the requirements under IAS 19 and reduced the discount rates for the pension schemes compared to previous Norwegian GAAP. The impact on the closing balance sheet is an increase in the pension liability of NOK 7 627 and recognizing unrecognized actuarial gains and losses in pension schemes against equity, which impacts the deferred tax amount by NOK 1 460

Other changes amounting to NOK 436 relate to the deferred tax impact of changes to property. plant and equipment detailed above

Summary of deferred tax adjustments:	
Government grants	-2 653
Pensions	1 460
Property, plant and equipment	-436
Reduction in deferred tax assets	-1 629

i) INVENTORIES
As a result of the change in the method of accounting for SGS (see Note s), inventories have increased by NOK 1 020. Under NGAAP, SGS was a subsidiary and the REC Group inventory value was reduced for 100% of the unrealized profits on inventory purchased from the subsidiary that remained within the REC Group at December 31. 2004. Under IFRS. SGS is a joint venture and therefore inventory value is reduced for unrealized profit by the REC share in the entity (70%)

j) EQUITY
Equity at December 31. 2004 increased by NOK 198 412 under IFRS as compared to NGAAP. NOK 152 460 refers to the purchase of REC ScanWafer AS and the recording of goodwill related to the acquisition of the remaining minority interest to 100% (see Note t) The remaining amount of NOK 45 952 is the net result of all other adjustments being recorded to equity

k) RETIREMENT BENEFIT OBLIGATIONS
The REC Group has reviewed the requirements under IAS 19 and reduced the discount rates for the pension schemes compared to previous Norwegian GAAP. The impact on the closing balance sheet is an increase in the pension liability of NOK 7 627. to a total of NOK 22 303

l) BORROWINGS
Under NGAAP the REC Group has treated most of their leases as operating leases. Under IFRS. due to stricter requirements, some of these leases are considered to be finance leases. requiring the PPE to be capitalized, with a corresponding liability being recorded in the Group accounts The impact on the balance sheet is an increase in borrowings of NOK 449.

5.4. Explanation of IFRS adjustments to the income statement for the year ended December 31, 2004

m) RAW MATERIALS AND CONSUMABLES USED
As a result of the change in the method of accounting for SGS (see Note t), inventories have increased by NOK 1 020 under IFRS as compared to NGAAP. Under NGAAP. SGS was a subsidiary and the REC Group inventory value was reduced for 100% of the unrealized profits on inventory purchased from the subsidiary that remained within the REC Group at December 31. 2004. Under IFRS. SGS is a joint venture and therefore inventory value is reduced for unrealized profit by the REC share in the entity (70%).

n) EMPLOYEE COMPENSATION AND BENEFIT EXPENSE
The review of the pension position under IFRS resulted in an income statement charge of NOK 15

o) GOODWILL
Goodwill amortization of NOK 56 780 under NGAAP has been reversed. All goodwill has been tested for impairment at both transition date and at December 31. 2004. (in accordance with IFRS) and no impairment charges were required

p) OTHER EXPENSES
As a result of the re-classification. of some leases from operating lease to finance lease. the effect on the income statement was a reduction in costs of NOK 80

q) FINANCE COST
As a result of the re-classification of some leases from operating lease to finance lease. the effect on the income statement was an increase in finance costs of NOK 17

r) INCOME TAX EXPENSE

Under NGAAP. deferred tax assets were recognized for differences between the carrying values of assets in the financial statements and the tax values which arise from the receipt of government grants These differences are not recognized as deferred tax assets under IFRS The tax effect of the adjustment to inventories detailed in note (i) and (n) was a change in income tax expense of NOK 286 The tax expense of the adjustment to property. plant and equipment as detailed in notes (a) and (l) was NOK 430. Remaining changes. amounting to NOK 107. relate mainly to the tax element of changes in classification of leases and the increase in employee benefit expense

Summary of tax expense adjustments:	
Government grants	-736
Inventories	-286
Property. plant and equipment	-430
Other	107
Reduction in tax expense	-1 345

s) JOINT VENTURE

Under NGAAP, the assets and liabilities of the 70% shareholding in SGS was accounted for 100% in the consolidated financial statements with a 30% minority interest Under IFRS. SGS is consolidated as a 70% joint venture. and is proportionately consolidated and is proportionately consoldiated as terms of the joint venture agreement prevented the REC Group from controlling the entity This change impacts many individual categories and therefore these changes are shown as a separate column (headed SGS ADJ JV)

t) ACQUISITION

In 2004. the REC Group acquired the remaining shares of REC ScanWafer AS to make it a wholly owned subsidiary Under NGAAP, this was treated as a common control transaction at book value and no goodwill was recorded. Under IFRS, the main transaction is treated as a business combination with goodwill of NOK 152 460 with other items giving a net effect of NOK 135 899 (see Note g)

u) CONVERTIBLE DEBT

The fair value effect/exchange effect on convertible loans NOK 6 123. shown on a separate line under IFRS

5.5 REC Group balance sheets (as restated for IFRS)

RECONCILIATION OF THE BALANCE SHEET AND EQUITY AT JANUARY 1. 2004

			EFFECT OF TRANSITION TO IFRS		
			SGS ADJ JV		
	NOTE	NGAAP	(Note s)	OTHER	IFRS
Non-current assets					
Property. plant and equipment	a	689 486	-7 531	2 003	683 958
Intangible assets		281 093			281 093
Investments in associates		5 888			5 888
Deferred tax assets	b	110 639	-285	2 021	112 375
Investment in shares		1 091			1 091
Other receivables		21 844			21 844
		1 110 041	-7 816	4 024	1 106 249
Current assets					
Inventories		293 939	-39 075		254 864
Trade and other receivables		166 993	-32 567		134 426
Cash and cash equivalents		52 324	-1 976		50 348
		513 256	-73 618		439 638
Total assets		1 623 295	-81 434	4 024	1 545 885
Equity					
Paid-in capital		710 629			710 629
Retained earnings	e	-207 514	-5 107	391	-212 230
Minority interest		146 789	-39 928		106 861
Total equity		649 904	-45 035	391	605 260
Non-current liabilities					
Long term loans, provisions and other liabilities		568 485			568 485
Retirement benefit obligations	c	10 774		3 298	14 072
		579 259		3 298	582 557
Current liabilities					
Trade payables		148 733	-13 564		135 169
Short term loans, provisions and other liabilities	d	245 399	-22 835	335	222 899
		394 132	-36 399	335	358 068
Total liabilities		973 391	-36 399	3 633	940 625
Total liabilities and equity		1 623 295	-81 434	4 024	1 545 885

RECONCILIATION OF THE BALANCE SHEET AND EQUITY AT DECEMBER 31. 2004

	NOTE	NGAAP	EFFECT OF TRANSITION TO IFRS SGS ADJ JV (Note s)	OTHER	IFRS
Non-current assets					
Property. plant and equipment	f	784 653	-7 126	14 415	791 942
Intangible assets	g. o	228 632		192 679	421 311
Investments in associates		10 910			10 910
Deferred tax assets	h	113 205		-1 629	111 576
Investment in shares		3 086			3 086
Other receivables		13 080			13 080
		1 153 566	-7 126	205 465	1 351 905
Current assets					
Inventories	i	207 544	-11 612	1 020	196 952
Trade and other receivables		255 139	-26 364		228 775
Cash and cash equivalents		415 185	-16 745		398 440
		877 868	-54 721	1 020	824 167
Total assets		2 031 434	-61 847	206 485	2 176 073
Equity					
Share capital		1 042 195			1 042 195
Retained earnings	j	-166 573		198 412	31 839
Minority interest		49 245	-49 245		0
Total equity		924 867	-49 245	198 412	1 074 034
Non-current liabilities					
Long term loans. provisions and other liabilities		591 276			591 276
Retirement benefit obligations	k	14 676		7 627	22 303
		605 952		7 627	613 579
Current liabilities					
Trade payables		212 608	-10 051		202 557
Short term loans, provisions and other liabilities	l	288 007	-2 556	449	285 900
		500 615	-12 607	449	488 562
Total liabilities		1 106 567	-12 607	8 076	1 102 041
Total liabilities and equity		2 031 434	-61 847	206 485	2 176 073

5.6 REC Group income statement (as restated for IFRS)

RECONCILIATION OF NET INCOME FOR YEAR ENDED DECEMBER 31. 2004

	NOTE	NGAAP	EFFECT OF TRANSITION TO IFRS SGS ADJ JV (Note s)	OTHER	IFRS
Revenues		1 418 140	-147 948		1 270 192
Raw materials and consumables used	m	-512 401	-2 055	1 020	-513 436
Changes in inventories of finished goods and work in progress		-81 902	20 993		-60 909
Employee compensation and benefit expense	n	-291 539	29 558	15	-261 996
Other operating expenses	p	-377 049	84 158	80	-292 791
Earnings before financial items, taxes, depreciation and amortization		155 249	-15 274	1 115	141 060
Depreciation, amortization and impairment charges	o	-158 926	910	56 780	-101 236
Earnings before financial items and taxes		-3 677	-14 364	57 895	39 824
Other gains-net		-6 715			-6 715
Finance costs -net	q	-39 759	-108	-17	-46 [illegible]06
Share of loss of associates		-1 578			-1 [illegible]78
Fair value/foreign exchange effect on convertible loans	u	0		6 123	6 [illegible]23
Profit/loss before income tax		-51 729	-14 472	57 849	-8 [illegible]52
Income tax expense	r	3 608		-1 345	2 [illegible]63
Profit/loss for the year		-48 121	-14 472	56 504	-6 [illegible]39
Attributable to:					
Equity holders of the Company		-62 593			
Minority interest		14 472	-14 472		0

5.7 REC Group cash flow statement (as restated for IFRS)

RECONCILIATION OF CASH AND CASH EQUIVALENTS FOR THE YEAR ENDED DECEMBER 31, 2004

	EFFECT OF TRANSITION TO IFRS		
	NGAAP	Adjustment	IFRS
Net increase in cash and cash equivalents	363 230	-15 516	347 714
Cash and cash equivalents* at beginning of the year	52 324	-1 976	50 348
Exchange gains/(losses) on cash and cash equivalents*	-369	747	378
Cash and cash equivalents* at end of the year	415 185	-16 745	398 440

*This line under NGAAP only refers to cash at bank and in hand

As explained in note (t), the method of accounting for the results of SGS changed from consolidation of a 100% subsidiary less 30% minority interest under NGAAP to accounting as a 70% joint venture under IFRS. This change impacts the reported level of cash at bank and in hand as under NGAAP 100% of the SGS cash balances. were included whereas under IFRS 70% of SGS cash balances are reported The change of NOK 15 516 also impacts the net cash flows from operating. Investing and financing activities

6 Segment information

Business segments

At December 31. 2005, the Group is organized on a worldwide basis into three main business segments: (1) Silicon. (2) Wafer and (3) Solar Inter-segment pricing is determined on an arm length basis

The segment results for the year ended December 31. 2005 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Revenues - third parties		652 711	1 396 374	403 727	1 104	2 453 916
Revenues - REC Group		365 348	200 056	206	6 875	0
Total revenues		1 018 059	1 596 430	403 933	7 979	2 453 916
Earnings before financial items. taxes. depreciation. amortization, impairment and associates		413 018	417 104	86 365	-86 306	830 181
Total depreciation, amortization and impairment charges	8, 7					-228 734
Net financial items	25					-564 312
Share of loss of associates	9					-7 052
Profit/loss before tax						30 083
Income tax expense	19					-26 160
Profit/loss for the year						3 923

The segment results for the year ended December 31, 2004 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Revenues - third parties		250 824	804 346	213 617	1 405	1270 192
Revenues - REC Group		87 779	79 592	375	4 860	0
Total revenues		338 603	883 938	213 992	6 265	1 270 192
Earnings before financial items. taxes. depreciation. amortization, impairment and associates		26 395	149 267	-9 113	-25 489	141 060
Total depreciation. amortization and impairment charges	8, 7					-101 236
Net financial items	25					-46 598
Share of loss of associates	9					-1 578
Profit/loss before tax						-8 352
Income tax benefit	19					2 263
Profit/loss for the year						-6 089

Other segment items included in the income statement for the year ended December 31. 2005 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Amortization of intangible assets	8	-9 448	-4 200	0	0	-13 648
Impairment of tangible assets	7	0	-10 373	-3 360	0	-13 733
Depreciation. amortization and impairment charges	7	-60 222	-112 212	-28 751	-168	-201 353

Other segment items included in the income statement for the year ended December 31. 2004 are as follows:

	NOTES	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Amortization of intangible assets	8	0	-3 415	0	0	-3 415
Impairment of tangible assets	7	0	-2 849	-3 744	0	-6 593
Depreciation, amortization and impairment charges	7	-1 193	-72 406	-17 387	-242	-91 228

Net financial items include gains and losses from foreign currency derivatives Finance costs include fair value gains/losses from "economic cash flow hedges" of interest-bearing borrowings that have been reported in the income statement during the financial year Unallocated costs represent corporate expenses. Intercompany sales or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties

The segment assets and liabilities at December 31. 2005 are as follows:

	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Assets	3 416 767	1 798 723	449 293	340 886	6 005 669
Associates	0	0	0	58 150	58 150
Total assets	3 416 767	1 798 723	449 293	399 036	6 063 819
Liabilities	3 039 331	1 152 342	306 031	335 317	4 833 021

The segment assets and liabilities at December 31, 2004 are as follows:

	REC SILICON	REC WAFER	REC SOLAR	UNALLOCATED	REC GROUP
Assets	227 842	1 080 488	275 592	581 241	2 165 163
Associates	0	0	0	10 910	10 910
Total assets	227 842	1 080 488	275 592	592 151	2 176 073
Liabilites	155 828	680 852	245 514	19 843	1 102 035

CAPITAL EXPENDITURES TANGIBLE & INTANGIBLE ASSETS	2005	2004
REC Silicon	2 458 728	21 149
REC Wafer	264 145	314 520
REC Solar	140 538	31 727

Segment assets consist primarily of property. plant and equipment, intangible assets. inventories, receivables and operating cash deferred taxes and investments. Segment liabilities comprise operating liabilities. including items such as taxation and corporate borrowings and related interest rate derivatives

Geographical segments

The REC Group's three business segments operate in 3 main geographical areas, and they are managed on a worldwide basis The head office is Norway The areas of operation are principally the manufacturing and sale of solar energy products in all segments

The Group's sales are mainly in countries within the Euro zone. the US and Asia and are allocated based on the country in which the customer is located

TOTAL REVENUES	2005	2004
Europe	1 907 180	941 265
US	158 107	39 913
Asia	1 004 132	606 331
Other countries	68 824	35 452
Sum	3 138 243	1 622 961
Eliminations	-684 327	-352 769
Total revenues	2 453 916	1 270 192

Total assets are allocated based on where the assets are located:

TOTAL ASSETS	2005	2004
Europe	3 952 821	1 953 947
US	3 367 246	216 768
Asia	0	0
Other countries	33 579	22 552
Associates (see Note 9)	58 150	10 910
Sum	7 411 796	2 204 177
Eliminations	-1 347 977	-28 104
Total assets	6 063 819	2 176 073

Total capital expenditures are allocated based on where the assets are located:

CAPITAL EXPENDITURES TANGIBLE & INTANGIBLE ASSETS	2005	2004
Europe	392 543	188 359
US	2 458 728	21 149
Asia	0	0
Other countries	12 281	8 936

7 Property, plant and equipment

	LAND AND BUILDINGS	MACHINERY AND EQUIPMENTS	OTHER TANGIBLE FIXED ASSETS	TOTAL
At January 1, 2004				
Net book amount	186 374	448 139	49 447	683 960
Year ended December 31, 2004				
Opening net book amount	186 374	448 139	49 447	683 960
Exchange differences	-480	-4 260	-520	-5 260
Acquisition of subsidiaries	161 923	39 441	15 030	216 394
Disposals	-364	-4 945	-22	-5 331
Depreciation charge	-9 248	-69 045	-12 935	-91 228
Impairment charge	0	-6 593	0	- 6 593
Closing net book amount	338 205	402 737	51 000	791 942
At December 31, 2004				
Cost	361 240	582 333	79 358	1 022 931
Accumulated depreciation	-23 035	-179 596	-28 358	-230 989
Net book amount	338 205	402 737	51 000	791 942
Year ended December 31, 2005				
Opening net book amount	338 205	402 737	51 000	791 942
Exchange differences	19 120	124 959	11 598	155 677
Acquisition of subsidiaries (see Note 31)	288 761	1 639 132	182 263	2 110 156
Effect on SGS acquisition (see Note 31)	87 879	19 995	0	107 874
Additions	65 087	336 419	24 928	426 434
Disposals	-10 598	-5 195	0	-15 793
Depreciation charge	-17 476	-161 799	-22 078	-201 353
Impairment charge	0	-13 733	0	-13 733
Closing net book amount	770 978	2 342 515	247 711	3 361 204
At December 31, 2005				
Cost	811 161	2 683 397	299 587	3 794 145
Accumulated depreciation	-40 183	-340 882	-51 876	-432 941
Net book amount	770 978	2 342 515	247 711	3 361 204

Property, plant and equipment includes the following amounts where the REC Group has recorded assets under finance leases:

	2005	2004
Cost - capitalized finance leases	6 404	431
Accumulated depreciation	-668	-93
Net book amount	5 736	338

Lease rentals amounting to NOK 44 859 (2004: NOK 12 515) relating to the lease of machinery and property and company cars, respectively, are included in the income statement. Bank borrowings are secured on property, plant and equipment for the value of NOK 2 496 930 (2004: NOK 1 428 129) (see Note 18).

8 Intangible assets

	GOODWILL	LICENSES AND OTHER INTANGIBLE ASSETS*	TOTAL
At January 1, 2004			
Net book amount	248 543	31 765	280 308
Year ended December 31, 2004			
Opening net book amount	248 543	31 765	280 308
Exchange differences	-5 421	0	-5 421
Acquisition of subsidiary	149 839	0	149 839
Amortization charge	0	-3 415	-3 415
Closing net book amount	392 961	28 350	421 311
At December 31, 2004			
Cost	392 961	31 765	424 726
Accumulated amortization/impairment	0	-3 415	-3 415
Net book amount	392 961	28 350	421 311

	GOODWILL	LICENSES AND OTHER INTANGIBLE ASSETS*	TOTAL
Year ended December 31, 2005			
Opening net book amount	392 961	28 350	421 311
Exchange differences	13 495	2 792	16 287
Additions	0	855	855
Acquisition of subsidiaries (see Note 31)	139 290	65 043	204 333
Amortization charge (see Note 22)	0	-13 648	-13 648
Closing net book amount	545 747	83 392	629 139
At December 31, 2005			
Cost	545 747	98 448	644 195
Accumulated amortization/impairment	0	-15 056	-15 056
Net book amount	545 747	83 392	629 139

*Other intangible assets include an exclusive technology agreement with ALD which supplies furnaces The agreement requires REC ScanWafer AS to buy certain number of furnaces within certain time In return ALD will not share their technology or sell furnaces to any of our competitors The agreement is amortized over its estimated useful life Total research and development costs recognized in the income statement amounts in NOK 50 414 (2004: NOK 6 166)

Impairment tests for goodwill:
Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to business segment as the segment represents the lowest level of independent cashflows for the underlying assets. A segment-level summary of the goodwill allocation at December 31, 2005 is presented below:

GOODWILL	2005	2004
REC Silicon	199 338	58 876
REC Wafer	342 325	330 001
REC Solar	4 084	4 084
Total REC Group	545 747	392 961

The recoverable amount of each CGU is determined based on value-in-use calculations using cash flow projections included in financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below The growth rate does not exceed the long-term average growth rate for the solar energy industry in which the CGU operates

Key assumptions used for value-in-use calculations

	SILICON	WAFER	SOLAR
Growth rate[1]	1%	1%	1%
Discount rate[2]	9%	9%	9%

[1] Weighted average growth rate used to extrapolate cash flows beyond the budget period
[2] Pre-tax discount rate applied to the cash flow projections

These assumptions have been used for the analysis of each CGU Management determined budgeted gross margin based on past performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts in the industry The discount rates used are pre-tax and reflect specific risks relating to the solar energy industry

9 Investments in associates

	2005	2004
Beginning of the year	10 910	0
REC ScanWafer GMBH[1]	-3 998	3 976
Investment in associates[2]	58 290	8 512
Share of loss in associates[3]	-7 052	-1 578
End of the year	58 150	10 910

[1] REC ScanWafer GmbH has in 2005 been accounted for as a subsidiary and therefore the 2004 associate investment has been reclassified
[2] The company's investment is equal to its ownership share in the net assets of associates
[3] Share of loss is after tax and minority interest of associates

During the year the REC Group increased its investments in CSG Solar by 2 03% for a cost of NOK 58 290.

100% of the result of the associates. all of which are unlisted. are as follows:

	NAME	COUNTRY OF COMPANY OFFICE	ASSETS	LIABILITIES	REVENUE	PROFIT/ LOSS	INTEREST HELD/ % VOTE RIGHTS
2004							
	CGS Solar AG	Germany	37 967	28 843	1 255	-15 641	21%
2005							
	CGS Solar AG	Germany	441 225	83 291	5 696	-30 619	23.03%

10 Joint Venture

The REC Group had in 2004 a 60%/70% interest in a joint venture (Note 2 2 c). Solar Grade Silicon LLC (SGS). which produces silicon to the solar industry The change in interest was at September 30. 2005. At that date REC Group increased our ownership from 60% to 70%. The purchase of the additional 10% of the joint venture in 2004 resulted in the REC Group's incremental increase in its share of the net assets in SGS being accounted for at fair value. Upon obtaining control through the completion of the purchase of the remaining 30% interest in 2005, all net assets of SGS were remeasured at fair value. The following amounts represented the REC Group's 60/70% share of the assets and liabilities, sales and results of the joint venture in 2004 as included in the balance sheet and income statement. The joint venture method of accounting (proportionate consolidation) is used to recognize the interest in SGS In 2005 REC acquired the remaining 30% of shares and gained 100% control of SGS.

	2005	2004
Ownership at December 31:		70%
Non-current assets		16 625
Current assets		127 681
		144 306
Liabilities:		
Non-current liabilities		0
Current liabilities		29 399
		29 399
Net assets		114 907
Ownership in the period:	70% for 5 months	60% for 9 months 70% for 3 months
Revenues	215 860	338 319
Expenses	-162 203	-312 085
Net financial items	481	250
Profit after income tax	54 138	26 484
Ownership interest in joint venture	100%	70%

The 2005 income statement figures include 70% of SGS in the joint venture owner period (first 7 months). At December 31, 2005. SGS was a 100% subsidiary and therefore 100% of the assets and liabilities were included in the group balance sheet and therefore are not shown in the above table

11 Investment in shares (accounted for as available-for-sale financial assets)

	2005	2004
Beginning of the year	3 087	1 091
Write downs	0	-504
Acquisition of subsidiary[1]	-2 500	0
Additions	37 603	2 500
End of the year	38 190	3 087
Less: non current portion	-38 190	-3 087
Current portion	0	0

[1] An addition to available-for-sale financial assets in 2004 (SiTech AS) became a subsidiary during 2005 and therefore the investment has been reclassified.

Available-for-sale financial assets include the following unlisted securities at December 31, 2005:

	REGISTERED OFFICE	BOOK VALUE	OWNERSHIP/ VOTING SHARES
Alfitech AS	Norway	70	1 55%
EverQ	Germany	37 114	15%
Si-Pro AS	Norway	435	13%
Meløy Bedriftsservice AS	Norway	55	11%
Edisun Power AG	Germany	516	5%
Total		38 190	

All of the investments above are carried at cost due to the fact that they are unlisted securities and therefore the fair value cannot be measured reliably.

12 Derivative financial instruments

	2005		2004	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Interest rate swaps	5 915	0	0	0
Forward foreign exchange contracts	17 032	18 748	1 097	1 241
Total	22 947	18 748	1 097	1 241
Less non-current portion:	0	0	0	0
Current portion	22 947	18 748	1 097	1 241

Financial instruments are used extensively to reduce exchange rate and interest rate risk at REC Group Exchange rate and interest rate instruments are carried at market value REC Group manages the hedging of cash flow from operating activities exposed to exchange rate risk, as a portfolio on the basis of anticipated future cash flows. Contracts used for this purpose do not qualify for hedge accounting in 2005

FORWARD FOREIGN EXCHANGE CONTRACTS	2005	2004
The notional principal amounts of the outstanding foreign exchange contracts:		
EUR	338 500	9 000
Total forwards sales	338 500	9 000
USD	171 200	44 800
GBP	2 150	0
CHF	16 000	0
Total forwards purchase	189 350	44 800

INTEREST-RATE SWAPS	2005	2004
The notional principal amounts of the outstanding interest-rate swap contracts	595 035	0

At December 31. 2005, the fixed interest rates vary from 2 95% to 3 25% (2004: 3.98% to 4 50%). There will also be a margin on the dept varying from 0 5% to 1 65% dependent on which facility and the debt/EBITDA

Derivative financial instruments are included at fair value within other receivables (see Note 13)

13 Trade and other receivables

	2005	2004
Trade receivables	372 068	167 881
Less provision for impairment of receivables	-7 345	-220
Trade receivables - net	364 723	167 661
Prepayments	245 169	14 858
Other receivables	314 044	59 336
Total	559 213	74 194
Less non-current portion: Other receivables	-37 468	-13 080
Current portion - other receivables	521 745	61 114

The carrying amounts of trade and other receivables approximates their fair value

All non-current receivables are due after one year from the balance sheet date.

Credit risk related to customers is considered to be low and there is no concentration of credit risk with respect to trade receivables. The REC Group has recognized a loss amount of NOK 910 (2004: NOK 28) for the impairment of its trade receivables during the year ended December 31. 2005. The loss has been included in other expenses in the income statement

14 Inventories

	2005	2004
Raw materials	213 867	151 515
Work in progress	59 128	17 320
Finished goods	78 014	28 117
	351 009	196 952

The group recorded a write down of inventory totalling NOK 2 290 at the year end 2005

15 Cash and cash equivalents

	2005	2004
Cash at bank and in hand	481 820	372 473
Short-term bank deposits	32 142	25 967
Total cash and cash equivalents	513 962	398 440

The effective interest rate on short-term bank deposits was 0% (2004: 0%); these deposits have an average maturity of 60 days

Restricted bank deposits relate to withheld tax from employees, amounting to NOK 11 247 (2004: NOK 7 652) and a USD 3 million (2004: USD 3 million) cash deposit in Bank of America. booked at NOK 20 895 (2004: NOK 18 315). placed by the Company as collateral for a credit facility by SGS Interest on this cash deposit has per December 31. 2005 been accumulated to USD 87

Restrictions on cash at bank and in hand
In 2004, the Company had a restricted bank deposit as collateral for financing the subsidiary ScanModule AB amounting to NOK 6 700. which expired on the refinancing in 2005

16 Paid in capital

	SHARE CAPITAL	SHARE PREMIUM	TREASURY SHARES	OTHER PAID IN CAPITAL	TOTAL
At January 1, 2004	26 536	372 391	-766	312 568	710 729
Increase in share capital	10 750	294 780	0	25 170	330 700
Treasury shares transactions	0	0	766	0	766
At December 31, 2004	37 286	667 171	0	337 738	1 042 195
Transfer of share premium reserves to share capital	261 004	-261 004	0	0	0
Paid in capital shareholder agreement and agreement CEO [1]	4 500	29 500	0	0	34 000
SiTech (contribution in kind)	1 530	17 581	0	0	19 111
Treasury shares transactions	0	0	-225	0	-225
At December 31, 2005	304 319	453 248	-225	337 739	1 095 081

The total authorised number of ordinary shares with a par value of NOK 20 per share at January 1. 2004 and December 31. 2004 and 2005 was 10 570 474. 14 914 507 and 15 215 947, respectively All issued shares are fully paid

The REC Group acquired 11 268 of its own shares on May 30. 2005. The total amount paid to acquire the shares was NOK 2 873 and has been deducted from shareholders' equity The shares are held as 'treasury shares' The Company has the right to reissue these shares at a later date

[1] NOK 29 000 relates to a share issue directed at Elkem AS (NOK 145 per share). in connection with an option received in Q4 2004

Shares and options owned by the President and CEO. members of the board and members of the management group:

NAME	TITLE	NO. OF SHARES 2005	2004
Reidar Langmo (through Rebeljo Invest AS)	Senior Vice President	320 762	335 762
Halvor T Svartdal (through Hektor AS)	Board member	68 000	68 000
Erik Sauar (through Sauar Invest AS)	Senior Vice President and CTO	43 325	44 375
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	34 071	34 071
Erik Thorsen	President and CEO	20 000	0
Bjørn R Berntsen (through Labra Invest AS)	Senior Vice President	15 000	15 000
Reidar Langmo (through Rebeljo AS)	Senior Vice President	11 636	48 636
Bjørn R Berntsen	Senior Vice President	11 353	11 353
Erik Thorsen (through Toleko AS)	President and CEO	5 000	0
Thor-Christian Tuv (through The Tuv AS - under establishment)	Executive Vice President	5 000	0
Jon André Løkke	Senior Vice President & CFO	5 000	0
John Andersen Jr.	Executive Vice President	5 000	5 000
Tore Schiøtz (through Centurum AS)	Chairman of the Board	1 927	1 927

The following Board Members and Members of the Management group have the right to convert their convertible bonds into REC shares:

NAME	TITLE	NO. OF BONDS
Halvor T Svartdal (through Hektor AS)	Board member	2 759 681
Reidar Langmo (through Rebeljo AS)	Senior Vice President	298 981
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	282 775
Bjørn R Berntsen	Senior Vice President	214 986
Erik Sauar	Senior Vice President & CTO	66 136
Thor-Christian Tuv	Executive Vice President	41 498
Jon André Løkke	Senior Vice President & CFO	40 790
Tore Schiøtz (through Centurum AS)	Chairman of the Board	15 993

The bonds may be converted by the following formula:
No. of bonds * USD exchange rate to NOK as of conversion date/NOK 255 per REC share; face value of the Bond is USD 1.

17 Changes in equity

	PAID IN CAPITAL (NOTE 16)	OTHER EQUITY AND RETAINED EARNINGS	MINORITY INTEREST	TOTAL
Balance at January 1, 2004	710 729	-212 230	106 861	605 360
Change in paid in capital (see Note 16)	331 466	0	0	331 466
ScanWafer acquisition	0	149 065	0	149 065
Change in minority interest	0	0	-106 861	-106 861
Change in other equity and retained earnings	0	103 351	0	103 351
Total recognized income and expense	0	-8 343	0	-8 343
Balance at December 31, 2004	1 042 195	31 843	0	1 074 038
Change in paid in capital (see Note 16)	52 886	0	0	52 886
Transactions in own shares	0	19 755	0	19 755
Total recognized income and expense	0	84 119	0	84 119
Balance at Desember 31, 2005	1 095 081	135 717	0	1 230 798

18 Borrowings

	2005	2004
Non-current		
Bank borrowings	1 553 499	416 023
Amounts due to Komatsu (see Note 31)	522 469	0
Convertible loan (see Note 28)	0	255 394
Finance lease liabilities	5 429	237
	2 081 397	671 654
Current		
Short term loans due to financial institutions	149 584	119 580
Current portions of long term loans	4 646	5 668
Convertible loans (see Note 28)	1 711 428	0
	1 865 658	125 248
Total borrowings	3 947 055	796 902

Bank borrowings are secured by the property, plant and equipment of the Group (see Note 7). Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. Total borrowings include secured liabilities of NOK 1 106 486 (2004: NOK 545 611).

"Calculated according to NGAAP. Had IAS 32 and 39 been implemented prior to December 31, 2004, this would have amounted to NOK 305 311 (see Note 28).

The exposure of the REC Group's borrowings to interest-rate changes is until the earlier of the contractual repricing or maturity date as follows:

	CURRENT		NON-CURRENT			
	6 MONTHS OR LESS	6-12 MONTHS	1-2 YEARS	2-5 YEARS	OVER 5 YEARS	TOTAL
At December 31, 2004						
Total borrowings	41 692	122 224	446 731	179 153	7 102	796 902
At December 31, 2005						
Total borrowings	636 927	1 222 938	305 214	1 773 301	8 675	3 947 055

The effective interest rates at the balance sheet date were as follows (represent a weighted average):

	2005			2004		
	NOK	US$	€	NOK	US$	€
Bank overdrafts	5.7%			6.5%	2.4%	
Bank borrowings	4.1%	6.5%	3.9%	6.1%	6.5%	4.5%
Convertible bonds (see Note 28)		8.0%	7.9%			7.9%
Debentures and other loans	4.0%					
Finance lease liabilities	3.6%					

The carrying amounts and fair value of the borrowings are the same, except for the fact that the convertible loans are carried at cost in 2004 balance sheet as IAS 32/39 were not applicable until January 1, 2005

For more information on the fair value calculations (see Note 28)

Available and drawn debt facilities at December 31, 2005:

	TOTAL DEBT FACILITY	DRAWN DEBT	UNDRAWN
Total REC Group debt	5 534 576	3 947 055	1 587 521

Loans from related parties:
The REC Group has issued convertible loan agreements, which were offered only to shareholders resulting in the three largest shareholders (Good Energies Investments BV, Elkem AS and Hafslund Venture AS) holding a significant portion of these loan notes (see Note 28)



19 Income tax expense and deferred tax assets and liabilities

Recognized income tax expense

	2005	2004
Current tax expense	-14 572	0
Deferred tax expense	-11 588	2 263
Total income tax expense in income statement	-26 160	2 263

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2005	2004
Profit before tax	30 083	-8 352
Tax calculated at domestic tax rates applicable to profits in the respective countries	-29 271	2 101
Reversal of deferred tax liabilities due to changes in tax legislation	0	1 231
Income not subject to tax	1 087	620
Expenses not deductible for tax purposes	-266	-1 689
Utilization of previously unrecognized tax losses	2 290	0
Tax expense	-26 160	2 263

The weighted average applicable tax rate was 87% (2004: 27%). The increase is caused by a change in the profitability of the Group's subsidiaries in the respective countries

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority The offset amounts are as follows:

	2005	2004
Deferred tax assets:		
Deferred tax asset to be recovered after more than 12 months	150 442	60 539
Deferred tax asset to be recovered within 12 months	37 787	51 037
	188 229	111 576
Deferred tax liabilities:		
Deferred tax liability to be recovered after more than 12 months	43 519	0
Deferred tax liability to be recovered within 12 months	572	0
	44 091	0
Net tax	144 138	111 576

The following are the major deferred tax liabilities and assets recognized by the group. and movements during 2004 and 2005:

	ACCELERATED TAX DEPRECIATION	CONVERTIBLE BOND	PROVISIONS	TAX LOSSES	OTHER	TOTAL
Net deferred tax at January 1. 2004	-12 353	0	5 795	120 412	-1 479	112 375
Charged to income statement	-4 303	0	-780	346	7 000	2 263
Credited to equity	0	0	1 244	0	-366	878
Acquisition of subsidiaries	0	0	0	0	0	0
Translation differences	0	0	0	0	-3 940	-3 940
Net deferred tax at December 31. 2004	-16 656	0	6 259	120 758	1 215	111 576
Effect of transition to IAS 39 – taken to equity	0	13 977	0	0	0	13 977
Net deferred tax at January 1. 2005	-16 656	13 977	6 259	120 758	1 215	125 553
Charged to income statement	-34 951	130 570	-25 218	-96 187	14 198	-11 588
Credited to equity	0	0	8 813	0	0	8 813
Acquisition of subsidiaries	-50 704	0	55 022	0	14 147	18 465
Translation differences	1 363	0	511	3 888	-141	2 895
Net deferred tax at December 31. 2005	-103 674	144 547	45 387	28 459	29 419	144 138

The deferred tax recognized directly in equity during the year is as follows:

	2005	2004
Effect of transition to IAS 39 – January 1, 2005	13 977	0
Effect of actuarial gains and losses	8 813	876
	22 790	878

Unrecognized deferred tax asset
Deferred tax assets have not been recognized in respect of the following items:

	2005	2004
Grant for investment	11 356	12 515
Tax losses	178	4 553
	11 534	17 066

Deferred tax assets are recognized for tax losses carried forward to the extent that realization of the realated tax benefit through future taxable profits is probable

20 Retirement benefit obligations

	2005	2004
Balance sheet obligations for:		
Pension benefits	115 063	22 303
	115 063	22 303
Income statement credit charge for:		
Pension benefits	-20 453	16 038
	-20 453	16 038

Pension benefits
The amounts recognized in the balance sheet are determined as follows:

	2005	2004
Present value of funded obligations	270 602	49 530
Fair value of plan assets	-155 539	-27 228
Total employee benefits	115 063	22 303

The movement in the liability recognized in the balance sheet is as follows:

	2005	2004
Net liability January 1	22 303	14 072
Acquisition of subsidiary	95 438	0
Contribution (payments)	-19 032	-12 471
Expense recognized in income statement	-20 453	16 038
Recognized actuarial gains and losses against equity	31 475	3 136
Translation differences	5 332	1 528
Net liability December 31	115 063	22 303

The amounts recognized in the income statement are as follows:

	2005	2004
Interest cost	6 724	1 445
Expected return on plan assets	-8 858	-1 229
Past service cost	173	207
Current service cost	23 142	15 615
Recognized actuarial loss	0	0
Curtailment gain	-41 634	0
Total pension expenses (see Note 24)	-20 453	16 038

Following acquisition, the ASIMI scheme was frozen and no future benefit are accruing to the members. Previous pension rights remain unchanged This change resulted in a curtailment gain

The principal actuarial assumptions used were as follows:

	2005	2005 (ASIMI)	2004
Discount rate	4%	5 75%	5%
Expected return on plan assets	5%	8%	6%
Future salary increases	3.5%	5%	3 5%
Future pensions increases	2.5%	5.5%	2 5%



Assumptions regarding future mortality experience are set based on advice in accordance with published statistics and experience in each territory. The average expected remaining service lives are as follows:

ScanWafer:	22
SiTech:	18
ScanCell:	23
REC:	20

Number of employees in the defined benefit plan is as follows:

	2005	2004
ScanWafer:	325	300
SiTech:	44	37
ScanCell:	70	57
REC:	13	13
ASiMI:	700	

21 Provisions, other liabilities and charges

	2005	2004
VAT and related liabilities	6 889	128
Other short term liabilities, non interest bearing	423 133	64 132
Total current provisions, other liabilities and charges	430 022	64 260
Non-current provisions, other liabilities and charges	21 804	15 790
Total provisions, other liabilities and charges	451 826	80 050

A specification of provisions following:

	LEGAL CLAIMS	GUARANTEES	PROFIT-SHARING AND BONUSES	TOTAL
At January 1, 2005	6 571	0	37 805	44 376
Charged to consolidated income statement:				
- Additional provisions	0	985	0	985
Increase in provision	13 000	4 859	79 435	97 294
Used during year	0	0	-38 232	-38 232
At December 31, 2005	19 571	5 844	79 008	104 423

Analysis of total provisions:

	2005	2004
Current	98 579	31 908
Non-current	5 844	12 468
	104 423	44 376

Legal claims

The amounts represent management's best estimates of the outcome of certain claims that have been served or that have been notified to the REC Group In the REC Group's opinion, after taking appropriate legal advice, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided for at December 31, 2005

Guarantees

Provisions have been made for guarantees for the sale of solar modules. Warranty provisions are based on estimates made from historical data The REC Group expects to incur the liability over the next two years

Profit-sharing and bonuses

Provisions have been made for outstanding profit plan payments and bonuses in ASiMI The provision for termination benefits and bonuses are recorded in 2005 and will become payable in 2006.

22 Government grants

GOVERNMENT GRANT INCOME IS RECOGNIZED:	2005	2004
Revenues	5 129	2 628
Reduced employee compensation and benefit expense	8 219	7 704
Reduced other operating expenses	885	1 485
	14 233	11 817

The REC Group obtained and recognized as income a government grant of NOK 5 129 (2004: NOK 2 628) to compensate for work in progress There are no remaining obligations or other uncertainties related to the government grants received

23 Other expense

	2005	2004
Energy and water costs	204 558	76 393
Maintenance costs	117 621	66 823
Other operating costs	275 276	149 575
	597 455	292 791

Other operating costs consist of freight. rental. IT. telephone, travel costs. insurance costs and consultancy fees among other general office costs.

AUDITOR'S REMUNERATION FOR 2005	AUDIT FEES EXPENSED	OTHER SERVICES
KPMG	5 984	2 229
Total auditors' remuneration	5 984	2 229

* Audit and other audit services contain:
  - Audit work related to Norwegian auditing standard RS 700, to give unqualified opinion regarding the financial statements
  - Audit work related to tax form signature according to RS 801
  - Audit work related to confirmations according to RS 802

24 Employee benefit expense

Payroll expenses

	2005	2004
Payroll	330 928	205 064
Bonus and sales commissions	27 045	2 818
Social security costs	67 485	35 803
Pension costs	-20 453	16 038
Other employee related costs	4 849	2 273
Payroll expenses	409 854	261 996

Average number of permanent employees in 2005 was 879 (2004: 601)
Number of employees at December 31, 2005 was 1 101 (2004: 657)

The company has issued a total amount of NOK 1 200 in loans to employees during 2005. representing NOK 700 to the president and CEO and NOK 500 to Svånaug Bergland. SVP - Organization & Corporate Communication The total amount is included within "other receivables" The loans are free of interest and payable in full on maturity Maturity date is set two years after the loan was drawn As a guarantee the company has taken mortgage bonds in the residences of the two employee borrowers.

BENEFITS	PRESIDENT & CEO	BOARDS OF DIRECTORS
Salaries	2 175 070	847 649
Share of pensions	82 110	0
Other benefits	25 479	0

The previous president and CEO, Alf Bjørseth, resigned on June 14, 2005. Alf Bjørseth did not have any agreements beyond regular salary. pension and other benefits. His successor is Erik Thorsen. who has an agreement for payment equal to 30 months salary if he leaves the company within two years or 24 months payment if he leaves the company after two years He also has an agreement for a bonus limited to a maximum 27% of his gross salary in 2005 From 2006 onwards, the bonus is limited to 50% of his gross salary. He has achieved the right to additional compensation of NOK 250 in 2005 and NOK 250 in 2006. as a temporary arrangement. due to the absence of a personal pension- and insurance scheme The loan is free of interest and exempt from repayment until maturity

Erik Thorsen has been given a loan of NOK 700 by the group with maturity date of July 8, 2007 The loan is free of interest and exept from repayment until maturity. In addition. in line with his contract. he has purchased 25 000 shares at NOK 200 per share. which. due to contract clauses and other relevant factors. was considered to be fair value at transaction date

25 Financial income and expense

	2005	2004
Interest expense:		
- bank borrowings	-69 996	-25 545
- convertible bond (see Note 28)	-76 788	-20 529
	-146 784	-46 074
Impairment of financial assets	0	-6 715
Interest income/bank interest	6 261	1 440
Net foreign exchange transaction gains/losses	69 248	-1 372
Fair value/foreign exchange effect on convertible loans (see Note 28)	-493 037	6 123
	-564 312	-46 598

Borrowing costs of NOK 146 784 (2004: NOK 46 074) were primarily a result of the acquisition of ASiMI on August 1. 2005. the construction of a new wafer plant in conjunction with the existing wafer plant at Herøya. Norway and the expansion of existing solar cell and module plants in Narvik. Norway and Arvika. Sweden respectively

In 2004. the impairment charge for financial assets (see Note 11) of NOK 6 715 mainly consisted of the write down of shares in Afrisol Marocco (NOK 6 075) an investment that was held by REC Solar

26 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. excluding treasury shares (see Note 16)

	2005	2004
Profit attributable to equity holders of the Company	3 923	-6 089
Weighted average number of ordinary shares outstanding (in thousands)	15 091	12 743
Basic earnings per share (NOK per share)	0.26	-0 48

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares If dilutive, the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted for the related interest expense and fair value movements in the income statement net of income taxes the fair value movement less the tax effect. The calculation shows that the conversion of the convertible debt is not dilutive as it does not decrease basic earnings per share

	2005	2004
Diluted earnings per share (NOK per share)	0.26	-0 48

Adjusted basic and diluted

The company believes adjusted basic and diluted earnings per share are most meaningful to financial statement users Adjusted basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company adjusted to remove the fair value adjustments associated with the two convertible loans (see Note 28) by the weighted average number of ordinary shares outstanding during the year. excluding ordinary shares purchased by the Company and held as treasury shares Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares If dilutive. the convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted for the related interest expense and fair value movements in the income statement, net of income taxes The calculation shows that the conversion of the convertible debt is not dilutive as it does not decrease adjusted basic earnings per share

	2005	2004
Profit attributable to equity holders of the Company	3 923	-6 089
Changes in fair value and interest expense and currency effect on convertible debt, net of tax	410 356	10 372
Profit used to determine adjusted basic and diluted earnings per share	414 279	4 283
Weighted average number of ordinary shares in issue (in thousands)	15 091	12 743
Adjusted basic and diluted earnings per share (NOK per share)	27.45	0.34

27 Dividends per share

Due to the growth strategy and aggressive expansion plans the Board believes that the funds can be put into best use within the company. and therefore do not propose any dividends to be paid out to the Shareholders for 2005. as in 2004

28 Convertible bonds

EUR 31 MILLION CONVERTIBLE LOAN	2005	2004
Carrying amount of liability at January 1	255 393	261 517
Fair value change in equity January 1. 2005	49 918	0
Fair value change recorded in the income statement	306 461	-6 123
Carrying amount of liability at December 31	611 772	255 394

USD 140 MILLION CONVERTIBLE LOAN	2005	2004
Carrying amount of liability at January 1	0	0
Carrying amount of liability on issue	913 080	0
Conversions in the period	0	0
Fair value change recorded in the income statement	186 576	0
Carrying amount of liability at December 31	1 099 656	0
Total	1 711 428	255 394

The Company has issued two convertible loans. The first loan agreement was entered into September 24, 2003. amounting to EUR 31 million with an interest rate of 7.9% p.a and a conversion right equal to NOK 118 per share The loan holders have rights to convert their loan in part or as a whole at any given time before March 31. 2006 at approximately EUR 14 per share. at a fixed currency exchange rate of NOK 8.26. which is therefore equal to NOK 118 per share The loan is due for repayment in whole at March 31. 2006 The loan agreement predetermines conversion rates in relation to any new issues of shares and /or dilution effects

The second convertible loan agreement was entered into July 13, 2005, for USD 140 million with an interest rate of 8% p.a and a conversion right approximately equal to NOK 255 per share (depending on the USD/NOK exchange rate) The USD loan may be converted on March 13. 2006. September 8. 2006. or at maturity on December 1. 2006

As NOK is the functional currency of the Company. and both convertible loans are denominated in a foreign currency. the loans are accounted for as financial liabilities. IAS 39 requires that the net proceeds from the issue of the convertible loan notes are split between the liability element (the base loan) and an embedded derivative (the option to convert into shares). The embedded derivative represents the fair value of the embedded option to convert the liability into equity of the group Normally this split is made at inception with the value of the embedded derivative being recorded to equity. and this value in equity is not remeasured at future dates However, because these convertible loans are denominated in a foreign currency, following recent IFRIC guidance. the embedded derivative must be recorded as a liability This also means that the fair value of the embedded derivative must be estimated at each reporting date. with the changes in fair value being recorded in the income statement These entries do not affect the level of liability that must be paid to loan holders at maturity date, and therefore do not represent the amount of cash that the group may need to fund in the future.

The fair values of the embedded derivatives have been calculated at transition date and December 31, 2005 by independent brokers. As the REC Group is not listed on a stock exchange, the year end share price has been estimated as follows: the expected share price at transition date and year end has been estimated based on historical transactions for the Company shares. modified by a peer group of comparative companies that are listed on stock exchanges This share price has been used as an input to the Black-Scholes formula which estimates the expected share price at the date of conversion In addition to the share price, the model inputs were the exercise prices in the bonds, expected volatility of the the Company share price over the bond's lifetime and a risk free interest rate Volatility has been based on that of the peer group of comparative companies. The estimate of fair value also takes into account year end foreign exchange rates.

At the date of issue of the convertible loans, the 'base loan' element is recorded at a value that is lower than the amount that is due to be repaid on maturity date The loan accretes to the full value over the life of the loan based on the effective interest rate method. adjusted to reflect the changes in year end foreign exchange rates This accretion is included within the fair value change recorded in the income statement.

As at December 31. 2005 5 842 875 shares would be issuable upon conversion of both convertible loans

29 Contingencies

The Group has contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business It is not anticipated that any material liabilities will arise from the contingent liabilities

30 Commitments, pledges and guarantees

Capital expenditures contracted for at the balance sheet date but not yet incurred are as follows

	2005	2004
Property, plant and equipment	399 632	40 473
Total	399 632	40 473

Operating lease commitments - where a REC Group Company is the lessee
The REC Group leases various outlets, offices and warehouses under non-cancellable operating lease agreements The leases have varying terms, escalation clauses and renewal rights The lease expenditure charged to the income statement during the year is disclosed in note 7

The Group also leases various plant and machinery under cancellable operating lease agreements The Group is required to give a six-month notice for the termination of these agreements The lease expenditure charged to the income statement during the year is disclosed in note 7

The future total minimum lease payments under non-cancellable operating leases are as follows:

	2005	2004
Not later than 1 year	11 174	2 339
Later than 1 year and not later than 5 years	21 127	7 398
Later than 5 years	12 558	2 778
Total	44 859	12 515

During the ordinary course of the business, the REC Group provides guarantees and pledges which can be summaries as follows:

GUARANTEES AS AT DECEMBER 31	2005	2004
Guarantees pledged as security	6 674	6 700
Total guarantees	6 674	6 700

At December 31, in 2005 and 2004, the Company guaranteed NOK 6 000 thousand for Innovasjon Norge on behalf of REC ScanCell AS, the remaining guarantees in both years was issued by REC ScanWafer AS These guarantees are not recorded in the REC Group's financial statements

PLEDGES AS AT DECEMBER 31, 2005	BOOK VALUE	PLEDGE
Land and buildings	741 884	462 718
Machinery, equipment and other tangible assets	2 619 320	1 876 440
Trade receivables	364 723	0
Less provision for impairment of receivables	7 345	0
Inventories	351 009	0
Shares and other	0	157 772
Total	4 084 281	2 496 930

All of the above pledges were issued as security to lenders in relation to various debt financing throughout the REC Group (see Note 18). These pledges are not recorded in the REC Group's financial statements.

31 Business combinations

On August 1, 2005, the REC Group acquired a 100% (Komatsu America Corporation holds 13 units representing 25% of the ownership) interest in Advanced Silicon Materials LLC ("ASiMI"), from Komatsu Ltd. ("Komatsu") Amounts due to Komatsu under the purchase agreement relate to a put/call arrangement totalling NOK 522 469 at December 31, 2005 and represents Komatsu minority share interests ASiMI's facilities are located in Butte, Montana ASiMI contributed revenues of NOK 564 million and profit before tax of NOK 214 million to the REC Group for the period from August 1, 2005 to December 31, 2005 At the same date, the REC Group acquired the remaining 30% of the share capital of Solar Grade Silicon LLC (SGS), making it a 100% subsidiary SGS was accounted for using the joint venture method (proportionate consolidation) until it became a 100% owned subsidiary As SGS became a subsidiary, assets and liabilities previously recorded had to be restated to fair value with an adjustment to equity of NOK 107 880.

Details of net assets acquired and goodwill related to ASiMI and SGS are as follows:

PURCHASE CONSIDERATION:	
- Cash paid	1 931 013
- Direct costs relating to the acquisition	22 918
Total purchase consideration	1 953 931
Fair value of net assets acquired	1 826 966
Goodwill (see Note 8)	126 965

The goodwill is attributable to the expected future profitability of the acquired businesses and the significant planned synergies

The assets and liablilities arising from both acquisitions, are as follows:

	FAIR VALUE	ACQUIREE'S CARRYING AMOUNT
Cash and cash equivalents	77 276	77 276
Property, plant and equipment	2 074 647	1 115 688
Licenses	65 043	65 043
Inventories	125 864	125 864
Receivables	242 332	242 332
Payables	-153 223	-153 223
Retirement benefit obligations:		
- Pensions	-95 438	-95 438
- Other post-retirement obligations	-30 517	-30 517
Borrowings	-497 483	-497 483
Net deferred tax asset	18 465	0
Net assets acquired	1 826 966	849 541

The fair value of assets and liabilities acquired has been determined on a provisional basis at the balance sheet date as the exercise was ongoing

In addition to the above, on July 1, 2005, the REC Group acquired the remaining 88% of SiTech AS, a monocrystaline ingot produced located in Glomfjord next to the existing REC Wafer plant, making it a 100% subsidiary Out of the total consideration paid for this acquisition of NOK 24 570, NOK 5 460 was paid in cash On July 8, 2005, the Company issued 26 000 and 50 440 new shares to Hafslund Venture and Good Energies Investments, respectively, at a price of NOK 250 per share for total non-cash considerations settlement for SiTech AS Goodwill arising on this acquisition was NOK 12 325 Remaining minor acquisitions, considerations paid in cash, amounts to NOK 10 193

If the acquisitions had occurred on January 1, 2005, REC Group revenue would have been NOK 3 220 million and profit for the year would have been NOK 44 million. See pro forma information related to ASiMI purchase in note 32 In connection with the acquisitions, REC Group incurred termination costs of approximately NOK 6 5 million and recognized a pension settlement benefit of approximately NOK 42 million, both of which were reflected in the 2005 income statement

Purchase consideration settled in cash	1 969 585
Cash and cash equivalents in subsidiaries acquired	-81 250
Cash outflow on all acquisitions	1 888 335



32 Pro forma (unaudited)

The following unaudited pro forma financial information for the year ended December 31, 2005 is prepared to illustrate the effect on the REC Group results due to the acquisition of ASiMI in 2005, as if the transaction had occurred on January 1, 2005.

This information does not represent the company's actual financial position or results, and is not necessarily indicative of the results that would have been attained if the acquisition had occurred earlier.

The acquisitions of the remaining 30% interest in Solar Grade Silicon LLC on August 1, 2005 and the remaining 88% interest in SiTech AS on July 1, 2005, are not considered to be significant and therefore adjustments have not been made to reflect the impact of these acquisitions.

The pro forma financial information below has been prepared based on the following assumptions and adjustments:

- The pro forma numbers have been prepared assuming that the acquisition of ASiMI was undertaken on January 1, 2005, and that ASiMI was consolidated on a 100% basis from this date.
- The pro forma numbers have been prepared in accordance with IFRS

Income statement:
- The results of ASiMI from August 1, 2005 to December 31, 2005 are already included within the IFRS group income statement. Therefore, pro forma adjustments are required to include the results of ASiMI from January 1, 2005 to July 31, 2005
- Earnings before financial items, taxes, depreciation and amortisation have been increased to include 7 months of earnings from January 1, 2005 to July 31, 2005.
- Transactions within the REC Group have been eliminated on a 100% basis throughout the entire period
- Depreciation and amortisation has been recalculated by class of asset giving a combined 7 month charge of NOK 84 million
- The acquisition was financed with a convertible loan from existing shareholders of USD 140 million and senior debt from DnB NOR and ABN Amro of USD 170 million. Average interest rates for the two loans combined have been calculated at 6.08%. The total interest expense calculated for the 7 months of 2005, as if long term debt was in place at January 1, 2005, on the same interest terms, is NOK 88 million.
- The tax rate used is 34 %, which represents the local tax rate faced by REC Silicon and is estimated to be NOK 15 million for 7 months in 2005
- Exchange rate for USD to NOK has been assumed at year end rate on all adjustments

Pro forma Group Income statement (condensed)

	YTD DEC 2005 IFRS	PRO FORMA ADJUSTMENT	YTD DEC PRO FORMA
Revenues	2 453 916	675 256	3 129 172
Earnings before financial items, taxes, depreciation and amortization	830 181	216 991	1 047 172
Earnings before financial items and taxes	601 447	132 916	734 363
Pro forma profit/loss before tax	30 083	44 993	75 076
Pro forma profit/loss for the year	3 923	29 695	33 618

The pro forma income statement has not been adjusted for the impact of termination cost of approximately NOK 6 5 million, and pension settlement gain of approximately NOK 42 million following the acquisition of ASiMI

	YTD DEC 2005 IFRS	PRO FORMA ADJUSTMENT	YTD DEC PRO FORMA
Basic and diluted earnings per share (see Note 26)	0 26	1 97	2 23
Adjusted basic and diluted earnings per share (see Note 26)	27.45	1.97	29.42

YTD DEC pro forma earnings per share figures have been calculated as detailed in note 26 using the pro forma profit of NOK 33 618 in place of the profit for the year of NOK 3 923. Weighted average number of shares outstanding remain as 15 091. There remains no dilutive effect due to the convertible bond

33 Related-party transactions

The group has a related party relationship with its subsidiaries. associates. joint ventures and with its directors and major shareholders The principle share holders in the Company as of December, 31, 2005 were Good Energies Investments BV. (39 6%). Elkem AS (24 6%) and Hafslund Venture AS (23.7%) The REC Group has not carried out any sale or purchase of goods with related parties or associates outside the normal course of business

i) Key management compensation

	2005	2004
Salaries and other short-term employee benefits	9 341	6 905
Post-employment benefits	813	715
	10 154	7 620

ii) Loans from related parties

REC ASA has issued two convertible loans (see Note 28)

The first loan agreement was entered into September 24, 2003, amounting to EUR 31 million with an interest rate of 79% p.a. and a conversion right equal to NOK 118 per share. The REC Group's principal shareholders are the sole holders of these securities in the following proportions: Good Energies Investments BV (19.4%). Elkem AS (48 4%) and Hafslund Venture AS (32 2%) The loan remained unchanged as per December 31, 2005

The second convertible loan agreement was entered into July 13, 2005, for USD 140 million with an interest rate of 8% p a and a conversion right approximately equal to NOK 255 per share (depending on the USD/NOK exchange rate). The REC Group's principal shareholders are the major providers of these securities in the following proportions: Good Energies Investments BV (38 1%), Elkem AS (27 2%) and Hafslund Venture AS (25.3%), the remaining part (9 4%) is largely held by the remaining smaller shareholders. The loan remained unchanged as per December 31. 2005.

Total interest expenses related to shareholders loans amounted to NOK 77 797 in 2005

iii) Acquisitions from related parties

In May. 2005, the REC subsidiary REC ScanWafer acquired NorFurnace AS, mainly from existing REC shareholders

In July. 2005. the REC Group acquired the remaining 88% of SiTech AS. mainly from existing REC shareholders

Both the above transactions were undertaken on an arm's length basis



34 Events after the balance sheet date

The USD 140 million convertible loan entered into on July 13. 2005. was almost fully converted (99.88%) on March 13. 2006 REC ASA consequently issued approximately 37 million new shares

Balance sheet (NGAAP)

REC ASA

YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
ASSETS			
Non current assets			
Deferred tax asset	J	13 947 720	42 351 013
Total deferred tax assets		13 947 720	42 351 013
Tangible assets			
Fixtures and fittings, tools, office machinery and similar assets	C	431 369	243 450
Total tangible assets		431 369	243 450
Investments			
Investments in subsidiaries	F	1 030 316 307	779 811 474
Loans to subsidiaries	I	1 136 809 880	178 516 925
Investments in associates	G	66 802 209	8 511 513
Other investments	G	37 164 897	3 086 063
Total investments		2 271 093 293	969 925 975
Total non current assets		2 285 472 382	1 012 520 438
Current assets			
Accounts receivable			
Accounts receivable	I	17 445 561	2 269 597
Receivables from subsidiaries	I	185 690 072	171 447
Other receivables		2 536 355	2 643 682
Total accounts receivable		205 671 988	5 084 726
Cash and cash equivalents	B	59 366 398	277 611 009
Total current assets		265 038 386	282 695 735
Total assets		2 550 510 768	1 295 216 173



YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
EQUITY AND LIABILITIES			
Equity			
Called up share capital			
Share capital	K	304 318 940	37 286 268
Own shares	K	-225 360	0
Share premium reserve	K	453 248 431	667 171 103
Paid-in other equity	K	283 056 215	283 056 215
Total called up capital		1 040 398 226	987 513 585
Earned equity			
Other capital	K	104 942 611	12 393 177
Total equity		1 145 340 837	999 906 764
Non current liabilities			
Pension liabilities	D	4 635 875	2 078 570
Total non current liabilities		4 635 875	2 078 570
Current liabilities			
Liabilities to financial institutions	E	3 842 762	0
Convertible loans	E	1 195 152 999	255 393 499
Accounts payable	I	1 391 094	3 950 891
Tax payable	J	0	0
Social security, VAT and other taxation payable		2 251 182	1 380 966
Other current liabilities	I	197 896 019	32 505 482
Total current liabilities		1 400 534 056	293 230 839
Total liabilities		1 405 169 931	295 309 409
Total equity and liabilities		2 550 510 768	1 295 216 173

Høvik March 23 2006

Tore Schiøtz
Chairman of the Board

Halvor T. Svartdal
Member of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Rune Bjerke
Member of the Board

Paul Kloppenborg
Member of the Board

Roar Engeland
Member of the Board

Ole Enger
Member of the Board

Erik Thorsen
President and CEO

Income statement (NGAAP)

REC ASA

YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
Revenues	H	7 978 848	6 264 704
Total operating income		7 978 848	6 264 704
Purchase of goods		-117 596	-1 468
Payroll expenses	D	-31 460 515	-14 554 317
Depreciation of tangible fixed assets	C	-167 563	-242 364
Other operating expenses	D	-20 147 639	-13 795 682
Operating loss		-43 914 465	-22 329 127
Group contributions		147 898 252	0
Interest received from group companies		60 902 627	1 860 245
Interest income		2 152 457	1 075 224
Other financial income	E	40 401 828	0
Impairment financial fixed assets		0	-455 000
Interest expenses		-76 788 898	-20 529 282
Financial expense/income on changes in exchange rates convertible loan	E	-26 679 500	6 123 000
Other financial expenses	E	-112 837	-1 570 811
Profit/loss before taxes		103 859 464	-35 825 751
Tax on ordinary profit	J	-29 148 287	13 207 234
Profit/loss for the year		74 711 177	-22 618 517
Profit/loss for the year is distributed as follows:			
Other equity/capital	K	74 711 177	-22 618 517
Total distributed		74 711 177	-22 618 517

Statement of cash flows (NGAAP)

REC ASA

YEAR ENDED DECEMBER 31 (IN NOK)	NOTES	2005	2004
Cash flow from operating activities			
Profit/loss before tax		103 859 464	-35 825 751
Taxes paid		0	0
Depreciation and amortization		167 563	242 364
Impairment financial assets		0	455 000
Changes in accounts receivable		-15 175 964	4 711 032
Changes in accounts payable		-2 559 797	1 902 872
Changes in pension scheme assets/liabilities		-103 389	376 043
Group contributions		-147 898 252	0
Effect exchange differences		26 679 500	0
Classifications as investment/financing activities		-415 718	0
Changes in other accrued income and expenditure		11 414 017	12 350 274
Net cash flow from operating activities		-24 032 577	-15 788 166
Cash flow from investing activities			
Capital expenditure on financial assets		-130 845 593	-127 300 513
Capital expenditure of loan to subsidiaries		-1 010 090 958	0
Proceeds from sale of other fixed assets		-355 482	-113 600
Net cash flow from investing activities		1 141 292 033	-127 414 113
Cash flow from financing activities			
Increase in short and long-term loans		913 080 000	73 274 480
Repayment of short and long-term loans		0	-1 830 296
Increase in equity		34 000 000	308 874 444
Net cash flow from financing activities		947 080 000	380 318 628
Net change in cash and cash equivalents		-218 244 610	237 116 349
Cash and cash equivalents 01.01.	8	277 611 008	40 494 659
Cash and cash equivalents 31.12.	8	59 366 398	277 611 008


REC
annual report
2005



Notes to the accounts

REC ASA

A Accounting principles

BASIC PRINCIPLES - ASSESSMENT AND CLASSIFICATION - OTHER ISSUES

The financial statements, which have been presented in compliance with the Norwegian Accounting Act and Norwegian generally accepted accounting principles in effect as of December 31, 2005, consist of the profit and loss account, balance sheet, cash flow statement and notes to the accounts. The necessary specifications have been provided in notes to the accounts, thus making the notes an integrated part of the financial statements.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations, congruence and prudence Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of services. Costs are expensed in the same period as the income to which they relate. Costs that cannot be directly related to income are expensed as incurred. The different accounting principles are further commented on below.

In cases where actual figures are not available at the time of the closing of the accounts, generally accepted accounting principles require management to make estimates and assumptions regarding the effect of these items on the profit and loss account as well as the balance sheet. Actual results could differ from these estimates

Assets/liabilities related to current business activities and items which fall due within one year are classified as current assets/ liabilities. Current assets/short-term debts are recorded at the lowest/highest of acquisition cost and fair value. The definition of fair value is the estimated future sales price reduced by expected sales costs Other assets are classified as non current assets Fixed assets are entered in the accounts at historical cost and depreciated. In the event of a decline in value which is not temporary, the fixed asset will be subject to a write-down.

ACCOUNTING PRINCIPLES FOR MATERIAL ITEMS

Revenue recognition

Revenue consist of professional services, administrative fee and other costs Rending of services to its subsidiaries at cost constitutes the majority of the company's revenues Revenue comprises the sale of services, net of value-added tax, rebates and discounts. Sales of services are recognised in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

Cost recognition/matching

Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred

FINANCIAL ASSETS

A subsidiary is defined as an entity where the company has a long-term, strategic ownership of more than a 50% voting interest. The company's investments in subsidiaries are initially measured at cost. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilites incurred or assumed at the date for exchange, plus costs directly attributable to the acquisition. In the balance sheet the investments in subsidiaries are presented as non current assets



An associated company is an enterprise in which the company has a long-term strategic ownership of between 20-50%. The company's investments in associates are initially measured at cost. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilites incurred or assumed at the date for exchange, plus costs directly attributable to the acquisition. In the balance sheet the investments in associates are presented as non current assets

Other investments are carried at cost In the balance sheet other investments are presented as non current assets.

ACCOUNTS RECEIVABLES
Trade receivables are accounted for at face value with deductions for expected loss.

MEASUREMENT OF ITEMS IN FOREIGN CURRENCY
Assets and liabilities in the balance sheet in another currency than NOK are converted to NOK using the spot exhange rate at the period end. Transactions in foreign currency accounted for in the income statement are converted to NOK using the exchange rate at the same date as the payment date. Profit or loss on exchange is accounted for in the income statement.

DEFERRED TAX AND TAX EXPENSE
Deferred tax is calculated based on temporary differences between book values and tax values for assets and liabilities at year end. For the purposes of calculating deferred tax, nominal tax rates are used. Positive and negative differences are offset to the extent they reverse within the same time-frame. Temporary differences that will constitute a future tax deduction give rise to a deferred tax asset. Change in deferred tax liability and deferred tax asset, together with taxes payable for the fiscal year and adjusted for errors in previous years tax calculations constitutes taxes for the year.

PENSION LIABILITY AND PENSION COSTS
The company has a pension plan that entitles its members to defined future benefits, called defined benefit plans. The calculation of the liability is made on a linear basis, taking into account assumptions regarding the number of years of employment, discount rate, future return on plan assets, future changes in salaries and pensions, the size of defined benefit contributions from the government and actuarial assumptions regarding mortality, voluntary retirement and so on. Plan assets are stated at fair market values. Net pension liability comprises the gross pension liability less the fair value of plan assets. Net pension liabilities from under funded pension schemes are included in the balance sheet as long-term interest free debt, while over funded schemes are included as long-term interest free receivables, if it is likely that the over funding can be utilized

The effect of change in the pension plan is that the discounting rate is calculated based on a risk free rate on the balance-sheet day, with addition of risk according to the standard Refer to note J and note K for more information about the consequences in the accounting.

Net pension cost, which consists of gross pension cost, less estimated return on plan assets are classified as an operating cost, and is presented in the line item payroll expenses

The company has chosen to adopt the NRS 6 A This allows actuarial gains and losses to be recognized outside profit and loss but presented directly in equity The impact will be that actuarial gains and losses that in previous GAAP was deferred and expensed by using the corridor approach now will not show as an expense in the profit and loss but recognized directly in retained earnings.

CASH FLOW STATEMENT
The cash flow statement is compiled using the indirect method Cash and cash equivalents include cash, bank deposits and other short-term investments with terms not exceeding 3 months that immediately, and with no material exchange rate exposure, can be exchanged for cash

MERGER
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory



Restricted Funds

Bank deposit restricted to employees' tax withdrawl is NOK 1 124 230. The company has placed a USD 3 000 000 cash deposit in Bank of America as collateral for a credit limit used by Solar Grade Silicon LLC. Accumulated interest on the deposit per December 31, 2005 is USD 87 016 and the deposit including interest has been booked at NOK 20 895 058 per December 31, 2005. The company has available a credit facility with a limit of NOK 10 000 000.

C Tangible fixed assets and intangible fixed assets

	LICENSE	OFFICE EQUIP.	CARS	2005 TOTAL	2004 TOTAL
Cost as of 01.01	211 332	552 880	209 950	974 162	860 562
Additions to purchased fixed assets	0	355 482	0	355 482	113 600
Disposals	0	0	0	0	0
Cost as of 31.12.	211 332	908 362	209 950	1 329 644	974 162
Accumulated depreciation as of 31.12.	152 629	535 696	209 950	898 275	730 712
Net book value as of 31.12.	58 703	372 666	0	431 369	243 450
Depreciation for the year	70 444	89 719	7 400	167 563	242 364
Useful economic life, years	Up to 3	Up to 3	Up to 3		
Depreciation plan	Linear	Linear	Linear		

The company has operating lease contracts on a copy machine. a franking machine and five company cars. The rental payments are expensed with lease on the copy machine NOK 20 360, lease on the franking machine NOK 4 964 and lease on the five company cars NOK 510 759 Total operating lease amount is NOK 536 083 in year 2005. The lease contracts are considered as operating leasing since there are no transfers of the risks and rewards incidental to ownership regulated by contracts The contracts are consecutive extended.

D Salaries/Number of employees/Benefits/Employee loans/Pensions/Remuneration/Other operating expenses

	01.01 - 31.12	
PAYROLL EXPENSES	2005	2004
Payroll	26 751 887	10 993 968
Social security costs	2 691 282	1 894 245
Pension costs	1 640 968	1 513 150
Other employee related costs	376 378	152 954
Payroll expenses	31 460 515	14 554 317

Average number of employees in 2005 was 18.

The company has given the total amount of NOK 1 2 million in loan to employees in 2005 The loans are free of interests and exempt from repayments until maturity. Maturity date is set two years after the loan contracting As quarantee the company has taken mortgage bonds in the residences of the two employee borrowers.

Current Year Pension Expenses - Pension liabilities according to NRS 6A

	2005	2004
Present value pension earnings of the year	1 564 641	1 472 530
Interest expences incurred pension cost	218 082	143 002
Expected return	-202 520	-138 091
Administrative Expences	60 765	35 709
Net Pension Expence	1 640 968	1 513 150

The company has selected to charge estimate divergence directly to equity:

Pension liabilities	2 331 897	442 648
Accrued payroll tax	328 797	62 413
Total effect charged directly to equity	2 660 694	505 061

Balance (Note information) Pension liabilities

	31.12.05	31.12.04
Incurred pension commitment excl expected future salary increase	-5 778 624	-3 256 378
Expected effect of future salary increase	-2 236 681	-1 105 259
Incurred pension commitment incl expected future salary increase	-8 015 305	-4 361 637
Market value pension funds	-3 952 312	-2 539 928
Net incurred pension commitmen	-4 062 993	-1 821 709
Unrecognised effect of estimate deviations	0	0
Accrued payroll tax	-572 882	-256 861
Net pension liabilities	-4 635 875	-2 078 570

Technical assumption

	2005	2004
Discount rate at December 31	4.00%	5.00%
Expected return on plan assets at December 31	5.00%	6,00%
Wage adjustment	3.50%	3.50%
Pension adjustment	2,50%	2.50%
Adjustment of pension benefits	2.50%	2,50%
Voluntary retirement employees<40 years old	2.00%	2,00%
Voluntary retirement employees>40 years old	0.00%	0.00%
Number of employees in the defined benefit plans	13	13

The company has changed the accounting principle from NRS 6 to NRS 6A, which allows the company to recognize acturial gains and losses against equity The change of accounting principle has implied the following effect on the 2004 profit and loss:

DETAILED EFFECT ON PROFIT AND LOSS:	NRS 6A	NRS 6
Insurance premium	1 183 577	1 183 577
Change in net liabilities	772 221	360 330
Effect of estimate divergence booked directly to equity	-442 648	0
Total expense	1 513 150	1 543 907
Payroll tax expense for the year	213 354	217 691
Payroll tax expense 2003 expensed in 2004	0	92 635
Total pension expense	1 726 504	1 854 233
Difference	127 729	

THE DIFFERENCE CONSISTS OF THE FOLLOWING:	
Amortization of estimate divergence	30 757
Payroll tax of estimate divergence	4 337
Payroll tax expense 2003 expensed in 2004	92 635
Total effect on pension expenses	127 729

EFFECT ON PENSION LIABILITIES AT TRANSITION DATE JANUARY 1, 2004:	CHANGES	NRS 6A	NRS 6
Net pension liabilities	392 503	1 049 488	656 985
Accrued payroll tax	147 978	147 978	0
Total pension liabilities	540 481	1 197 466	656 985

EFFECT ON PENSION LIABILITIES AT DECEMBER 31, 2004:	CHANGES	NRS 6A	NRS 6
Net pension liabilities	804 394	1 821 709	1 017 315
Accrued payroll tax	113 420	256 861	143 441
Total pension liabilities	917 814	2 078 570	1 160 756

BENEFITS	PRESIDENT & CEO	BOARD OF DIRECTORS
Salary	2 175 070	847 649
Share of pension	82 110	0
Other benefits	25 479	0

The previous president and CEO, Alf Bjørseth, resigned June 14, 2005. Alf Bjørseth did not have any agreements beyond regular salary, pension and other benefits. His successor is Erik Thorsen. The new president and CEO has an agreement of 30 months payment if he leaves the company within two years or 24 months payment if he leaves the company after two years The president and CEO has an agreement of a bonus limited to a maximum of 27% of his gross salary in 2005. From 2006 and forward the bonus is limited to 50% of his gross salary. The president and CEO has achieved the right to a compensation of NOK 250 000 in 2005 and NOK 250 000 in 2006, as an temporary arrangement, due to the absense of a personal pension- and insurance scheme. The president and CEO has been given a loan on NOK 700 000 in the company. The loan has a maturity date of July 8, 2007. The loan is free of interest and exempt from repayment until maturity. In addition, in line with his contract, he has purchased 25 000 shares at NOK 200 per share, which, due to contract clauses and other relevant factors, was considered to be fair value at transaction date.

Audit

	2005
The audit fee and other audit related services *	2 949 049
* Audit and other audit services contain:	
- Audit work related to Norwegian auditing standard RS 700, to give an unqualified opinion regarding the financial statements	1 803 199
- Audit work related to form signature according to RS 801 and RS 802	254 280
- Audit work related other services (contains IFRS)	891 570

Note 6 cont



Specification of major items in other operating expenses

Consultancy fees	8 903 992
Travel costs	3 315 349
Rent buildings and equipment	1 307 931
Representation and meeting expenses	722 738



Liabilities/Gain vs loss on foreign exchange

The company has no liabilities due in more than five years after the end of the fiscal year.

Convertible loans

On September 24, 2003 the company entered into a loan agreement with Goldman Sachs International, Mithril GMBH and Good Energies Investments B.V., total loan amounted to EUR 31 million. Interest rate on the convertible loan is 7.9% p.a. Interest expenses for 2005 amounts NOK 19 864 317. As per December 31, 2005 the loan was booked at NOK 247 535 000. The loan holders have rights to convert their loan in part or as a whole at any given time before the due date at EUR 14 per share, with currency rate NOK 8.26 which are equal to NOK 118 per share. The loan is due for repayment in whole at March 31. 2006. The loan agreement predetermines conversion rates at any new issues of shares and/or merger dilution effects.

On July 13. 2005 the company entered into a loan agreement with bondholders, total loan amounted to USD 140 million. Interest rate on the convertible loan is 8% p.a. Interest expenses for 2005 amounts to NOK 56 924 581. As per December 31, 2005 the loan was booked at NOK 947 618 000. The bondholders have rights to convert their loan on March 13, 2006 or September 8, 2006 or at maturity on December 1. 2006. The bondholders have a right to convert at NOK 255 per share (dependant on the USD/NOK exhange rate).

Gain vs loss on foreign exchange

		2004	
	GAIN	LOSS	NET EFFECT
Convertible loan on EUR 31 million	27 623 675	21 500 675	6 123 000
Financial income on changes in exchange rates convertible loan	27 623 675	21 500 675	6 123 000
Recivables and bank accounts	2 445 054	4 008 807	-1 563 753
Liabilities	7 565	14 622	-7 057
Other financial expenses	2 452 619	4 023 429	-1 570 811

		2005	
	GAIN	LOSS	NET EFFECT
Convertible loan on EUR 31 million	13 748 500	5 890 000	7 858 500
Convertible loan on USD 140 million	7 462 000	42 000 000	-34 538 000
Financial expense on changes in exchange rates convertible loan	21 210 500	47 890 000	-26 679 500
Subordinated loan to Solar Grade Silicon Holding Inc	43 521 063	8 746 539	34 774 524
Terminated term loan to Solar Grade Silicon Holding Inc.	1 904 000	14 266 000	-12 362 000
Terminated stockholder loan	14 266 000	1 904 000	12 362 000
Recivables and bank accounts	9 907 545	2 281 863	7 625 682
Liabilities	710 452	2 708 830	-1 998 378
Other financial income	70 309 060	29 907 232	40 401 828



Subsidiaries and associates

Shares in subsidiaries

THE NAME OF THE COMPANY	OWNERSHIP/ VOTING SHARE	BUSINESS OFFICE	EQUITY ACCORDING TO THE LATEST FINANCIAL STATEMENTS	PROFIT (LOSS) ACCORDING TO THE LATEST FINANCIAL STATEMENTS	BOOK VALUE
REC Silicon AS	100.0%	Bærum	69 855 934	5 284 769	69 231 000
REC ScanWafer AS	100.0%	Bærum	625 071 135	203 467 147	743 523 896
REC Solar AS	100.0%	Bærum	169 263 189	1 718 019	190 491 411
REC SiTech AS	100.0%	Meløy	21 285 125	5 810 762	27 070 000
Total					1 030 316 307

G Shares and interests in other companies

	OWNERSHIP/ VOTING SHARE	ACQUISITION COST	BOOK VALUE
Investments in associates			
CSG Solar AG, Thalheim, Germany	23.03%	66 802 209	66 802 209
Total		66 802 209	66 802 209
Other investments			
Affitech AS. Oslo. Norway	1.65%	525 000	70 000
Ever O, Thalheim, Germany	15.00%	37 094 896	37 094 896
Total		37 619 896	37 164 897

	2005	2004
Share of profit/loss in CSG Solar AG, Thalheim, Germany	-7 052	-1 600

H Related parties

The company render non-profit services to its subsidiaries. In 2005 the total amount is NOK 6.9 million.

I Balances held with group companies

SUBSIDIARIES	OWNERSHIP SHARE	LOANS TO SUBSIDIARIES 31.12.2005	LOANS TO SUBSIDIARIES 31.12.2004	RECEIVABLES FROM SUBSIDIARIES 31.12.2005	RECEIVABLES FROM SUBSIDIARIES 31.12.2004
REC Solar AS	100.0%	0	35 403 066	1 314 748	0
REC ScanModule AB	100.0%	0	9 011 000	259 897	171 447
REC Silicon AS	100.0%	152 963 169	126 202 859	738 000	0
REC ScanCell AS	100.0%	0	7 900 000	0	0
REC ScanWafer AS	100.0%	0	0	147 160 252	0
REC Solar Grade Silicon Holding Inc	100 0%	973 846 711	0	36 217 175	0
REC SiTech AS	100.0%	10 000 000	0	0	0
Total		1 136 809 880	178 516 925	185 690 072	171 447

The loan to REC Silicon AS and REC SiTech AS are subordinated loans and do not carry interest The subordinated loan to Solar Grade Silicon Holding Inc. carry the amount of USD 140 000 000. at an interest on 9% p.a. The interest will be accumulated and paid on maturity date July 28. 2011 Solar Grade Silicon Holding Inc. may repay the loan in full or in part on any banking day after July 29. 2009, with five days notice. The loan is defined as an unsecured loan and will not be subject to collateral

SUBSIDIARIES	OWNERSHIP SHARE	ACCOUNTS RECEIVABLE 31.12.2005	ACCOUNTS RECEIVABLE 31.12.2004
REC ScanCell AS	100.0%	118 540	0
REC ScanModule AB	100.0%	23 082	0
REC ScanWafer AS	100.0%	1 366 459	926 458
REC Silicon AS	100.0%	136 117	0
REC Solar Grade Silicon Holding Inc	100.0%	15 149 088	0
REC Solar Grade Silicon LLC	100.0%	111 860	0
REC Solar Vision Ltd.	100.0%	0	1 079 087
Total		16 905 146	2 005 545

SUBSIDIARIES	OWNERSHIP SHARE	OTHER CURRENT LIABILITIES 31.12.2005	OTHER CURRENT LIABILITIES 31.12.2004
REC Ventures AS	100.0%	0	25 888 300
REC ScanWafer AS	100.0%	147 160 252	0
Total		147 160 252	25 888 300

REC Ventures AS was a 100% owned subsidiary in REC ASA. REC Ventures AS was merged into REC ASA January 1, 2005 As it was a merger of companies under common control. there was no tax effects implicated in the transaction.

TRANSACTION WITHIN THE MERGER WAS BOOKED AS FOLLOWED:	SHARES IN SUBSIDIARIES	RECEIVABLES	LIABILITIES	EQUITY
Merger between REC ASA and REC Ventures AS (Ref. note K Equity and shareholder information)	-3 581 863	95 497	25 888 300	22 401 936

Liability to REC ScanWafer AS is capital contribution in the subsidiarie which will be set off against the receivable on group contribution from the same subsidiarie immediately after the 2005 Ordinary General Meeting.

SUBSIDIARIES	OWNERSHIP SHARE	ACCOUNTS PAYABLE 31.12.2005	ACCOUNTS PAYABLE 31.12.2004
REC Solar Grade Silicon LLC	100.0%	0	11 363
REC ScanCell AS	100.0%	0	106 028
Total		0	117 391

J Taxation

	01.01 - 31.12 2005	2004
Current tax:		
Profit/loss before taxes	103 859 464	-35 825 751
Permanent differences	241 562	595 555
Changes in temporary differences	-637 191	426 445
Utilized loss carried forward	-103 463 835	0
Basis for current tax	0	-34 803 751
Tax 28%	0	0
Compensation for taxes on dividends received	0	0
Tax charge for the period	0	0
The tax charge for the year can be analyses as follows:		
Tax charge for the period	0	0
Deferred tax - gross changes	-29 148 287	13 207 234
Total tax expense for the year	-29 148 287	13 207 234

Specification of the basis for deferred tax asset/liability

Offsetting differences:

	2005	2004
Fixed assets	-128 832	-188 760
Receivables	512 089	38 215
Pension liability	-1 975 181	-1 160 756
Loss carried forward	-45 427 468	-148 891 303
Unused allowance on dividend	-133 200	-133 200
Total	-47 152 592	-150 335 804
Deferred tax asset	-13 202 726	-42 094 025
Net transactions in capital equity (tax base)	-2 660 694	-917 814
Deferred tax asset related to net transaction in capital equity	-744 994	-256 988
Deferred tax asset in the balance sheet	-13 947 720	-42 351 013



Equity and shareholder information

EQUITY	SHARE CAPITAL	OWN SHARES	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER CAPITAL	TOTAL
Equity as of 31.12.2004	37 286 268	0	667 171 103	283 056 215	13 054 003	1000 567 590
Effect of changes in accounting principles at 01.01.04						
Pension liability	0	0	0	0	-540 481	-540 481
Deferred taxes related to pension liabilities	0	0	0	0	151 335	151 335
Effect of changes in accounting principles at 31.12.04						
Pension liability	0	0	0	0	-377 332	-377 332
Deferred taxes related to pension liabilities					105 653	105 653
Equity as of 01.01.2005	37 286 268	0	667 171 103	283 056 215	12 393 177	999 906 764
Transfer of share premium reserve to share capital	261 003 873	0	-261 003 873	0	0	0
Paid in capital	4 500 000	0	29 500 000	0	0	34 000 000
Contribution in kind	1 528 800	0	17 581 200	0	0	19 110 000
Merger between REC ASA and REC Ventures AS	0	0	0	0	22 401 936	22 401 936
Acquiring of own shares	0	-225 360	0	0	-2 647 980	-2 873 340
Pension liabilities	0	0	0	0	-2 660 694	-2 660 694
Deferred taxes related to pension liabilities	0	0	0	0	744 994	744 994
Profit/loss for the year	0	0	0	0	74 711 177	74 711 177
Equity as of 31.12.2005	304 318 940	-225 360	453 248 431	283 056 215	104 942 611	1145 340 837

Own shares are acquired through REC Solar AS. REC Solar AS bought in 2002 shares in the Moroccan company, Afrisol SA. The price was split in a cash amount and an ownership of 11 268 shares in REC ASA. In 2005. REC Solar AS and Afrisol SA agreed upon finalizing the cooperation, and REC Solar AS resumed the ownership of the 11 268 shares in REC ASA. The value of REC ASA was set to NOK 255 per share. Share capital consist of 15 215 947 shares at par value NOK 20. There is one class of shares which all have the same voting rights

Shareholders:
The principle shareholders in Renewable Energy Corporation ASA as of 31.12.2005:

	NUMBER OF SHARES	OWNER-SHIP	VOTING SHARE
Good Energies Investments B.V.	5 129 234	33.71%	33.71%
Elkem ASA	3 747 132	24.63%	24.63%
Hafslund Venture AS	3 602 538	23.68%	23.68%
Good Energies Norway AS	890 000	5.85%	5.85%
CelMar Invest AS	519 018	3.41%	3.41%
Rebelijo Invest AS	320 762	2.11%	2.11%
Sumitomo Corporation	306 392	2.01%	2.01%
Total owner's share exceeding 1%	14 515 076	95.39%	95.39%
Others	700 871	4.61%	4.61%
Total number shares	15 215 947	100.00%	100.00%



Shares and options owned by the President & CEO and members of the board and members of the management group:

NAME	TITLE	NUMBER OF SHARES
Reidar Langmo (through Rebeljo Invest AS)	Senior Vice President	320 762
Halvor T. Svartdal (through Hektor AS)	Board member	68 000
Erik Sauar (through Sauar Invest AS)	Senior Vice President & CTO	43 325
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	34 071
Erik Thorsen	President & CEO	20 000
Bjørn R. Berntsen (through Labra Invest AS)	Senior Vice President	15 000
Reidar Langmo (through Rebeljo AS)	Senior Vice President	11 636
Bjørn R. Berntsen	Senior Vice President	11 353
Erik Thorsen (through Toleko AS)	President & CEO	5 000
Thor-Christian Tuv (through The Tuv AS - under establishment)	Executive Vice President	5 000
Jon Andre Løkke	Senior Vice President & CFO	5 000
John Andersen Jr	Executive Vice President	5 000
Tore Schiøtz (through Centurum AS)	Chairman of the Board	1 927

The following Board Members and Members of the Management group have the right to convert their convertible bonds into REC shares:

NAME	TITLE	NUMBER OF BONDS
Halvor T Svartdal (through Hektor AS)	Board member	2 759 681
Reidar Langmo (through Rebelijo AS)	Senior Vice President	298 981
Tore Schiøtz (through Granhaug Industrier AS)	Chairman of the Board	282 775
Bjørn R Berntsen	Senior Vice President	214 986
Erik Sauar	Senior Vice President & CTO	66 136
Thor Christian Tuv	Executive Vice President	41 498
Jon André Løkke	Senior Vice President & CFO	40 790
Tore Schiøtz (through Centurum AS)	Chairman of the Board	15 993

The bonds may be converted by the following formula:
No of bonds*USD exchange rate to NOK as of conversion date/NOK 255 per REC share; face volume per Bond is USD 1

Free equity per 31.12.2005

	31.12.2005	31.12.2004
Contributed capital	283 056 215	283 056 215
Other capital	104 942 611	12 393 177
Deferred tax	-13 947 720	-42 351 013
= The company free equity	374 051 106	253 098 379



KPMG AS
P O Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2005

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2005, showing a profit of NOK 74 711 177 for the parent company and a profit of TNOK 3 923 for the group including the proposal for the allocation of the profit. We have also audited the information in the Board of Directors' report concerning the financial statements and the going concern assumption. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of recognized income and expense and the accompanying notes The rules of the Norwegian accounting act and generally accepted accounting principles in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by Den norske Revisorforening (Norwegian Institute of Public Accountants). These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2005, the results of its operations and its cash flows for the year then ended, in accordance with the rules of the Norwegian accounting act and generally accepted accounting principles in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of December 31 2005, the results of its operations, its cash flows and the statement of recognized income and expense for the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway
- the information in the Board of Directors' report concerning the financial statements and the going concern assumption, is consistent with the financial statements and comply with the law and regulations.
- the proposal for the allocation of the profit in the annual financial statements is in compliance with the law and regulations

Oslo, 23 March 2006
KPMG AS

Arve Gevoll
State Authorized Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only



Master of Science, Structural and Civil Engineering, Norwegian University of Science and Technology. Co-founder of ScanWafer AS



Doctor's degree in Physical Chemistry, Norwegian University of Science and Technology. Master of Science in Chemical Engineering, Norwegian Institute of Technology, Master of Science in Anthropology, University of Trondheim

REC management

Erik Thorsen (49)
President and CEO
Bachelor of Business Administration, University of Karlstad, Sweden



(Member of Group Management until end February 2006.) BSc (with honours) in Business Economics and Economics, Southampton University. International MBA, Glasgow University

Extensive studies in behavioral sciences, and organization and leadership



(Member of Group Management as of 1 March 2006.) MBA in Economics, Norwegian School of Management



Master of Business and Economics (Finance), Norwegian School of Management



Master of Management, Norwegian School of Management, Master of Science, Electronics, Norwegian University of Science and Technology



Master of Business and Economics (Information and Data Systems), Norwegian School of Management

REC ASA
[illegible] 14
Postboks 280
N-1323 Høvik
Norway
Tel +47 67 81 52 50
Fax +47 67 81 52 01

REC Silicon Inc
3322 Road "N" N.E.
Moses Lake
WA 98837
USA
Tel +1 509 766 9326
Fax +1 509 766 9347

REC Advanced Silicon Materials LLC
119140 Rick Jones Way
Silver Bow, Montana 59750
USA
Tel +1 406 496 9898
Fax +1 406 496 9801

REC ScanWafer AS
Glomfjord plant
Ørnesveien 3
N-8160 Glomfjord
Norway
Tel +47 75 71 90 00
Fax +47 75 71 90 13

Solar Vision (PTY) Ltd
Goud Street 58
Laboria 0704
Polokwane
South Africa
Tel +27 15 293 2248
Fax +27 15 293 2249

REC ScanCell AS
Teknologiveien 4
P.O. Box 73
N-8501 Narvik
Norway
Tel +47 76 96 45 00
Fax +47 76 96 45 01

REC Solar Grade Silicon LLC
3322 Road "N" N.E.
Moses Lake
WA 98837
USA
Tel +1 509 766 9326
Fax +1 509 766 9347

REC ScanWafer AS
Veritasveien 14
Postboks 280
N-1323 Høvik
Norway
Tel +47 67 81 53 70
Fax +47 67 81 53 77

REC SiTech AS
Ørnesveien 3
N-8160 Glomfjord
Norway
Tel +47 75 71 90 90
Fax +47 75 71 90 80

REC ScanModule AB
Hillringsberg S-670 20
Glava
Sweden
Tel +46 570 75 22 00
Fax +46 570 75 22 01

REC ScanWafer AS
Herøya plant
Tormod Gjestlandsveg 31
N-3908 Porsgrunn
Norway
Tel +47 35 51 69 00
Fax +47 35 51 69 01

Addresses

"Throughout this document the term "solar energy" refers to the dominating technology of generating electricity from the sun based on the photovoltaic effect.

The terms "upstream" and "downstream" are related to the PV industry value chain. "Upstream" refers to production of silicon feedstock and wafer production, while "downstream" refers to the remaining parts of REC's business value chain

"PV market" refers to installed capacity per year

Footnotes page 8:

1) The International Energy Outlook 2005 (IEO2005) reference case from EIA (US Department of Energy's Energy Information Administration: www.eia.doe.gov/oiaf/ieo/electricity.html)
2) World Business Council for Sustainable Development
3) Assumptions: 2.6 percent annual growth in electricity consumption REC estimates
4) The energy pay-back time is the time a module needs to be in operation in order to produce the same amount of energy that was used to make the module


REC